9/15

04045102

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiero BBVA Bancomer SA de CV

*CURRENT ADDRESS

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3273 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 9/28/04

VIII. CODIGO DE MEJORES PRACTICAS CORPORATIVAS

Grupo Financiero BBVA Bancomer, S.A. de C.V

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

APLICACION DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS, CON RELACION AL CONSEJO DE ADMINISTRACION Y A LA ASAMBLEA GENERAL DE ACCIONISTAS

I. CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DE LA EMISORA

CONSEJO DE ADMINISTRACION

i) Sobre las Funciones del Consejo de Administración

Las principales funciones del consejo de administración de la emisora son las siguientes:

1.- Administrar y representar a la sociedad, teniendo a su cargo la conducción de los negocios sociales.
2.- Nombrar y remover consejeros delegados del propio consejo, así como al director general, funcionarios, agentes, empleados y auditores externos.
3.- Crear comités y comisiones que estime necesarios, señalándoles su estructura, jerarquía y atribuciones, otorgándoles las facultades necesarias para que las ejerzan en los negocios y lugares que el propio consejo determine.
4.- Determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la sociedad controladora.
5.- Convocar a las asambleas ordinarias y extraordinarias.
6.- Resolver sobre la adquisición temporal de las acciones de la sociedad.

ii) Sobre la Estructura del Consejo de Administración

El Consejo de Administración estará integrado por 15 (quince) consejeros propietarios, de los cuales cuando menos el 25% deberán ser independientes. Por cada consejero propietario se designará a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter.

Conforme a la Ley Bancaria, en el caso de las instituciones de banca múltiple, cuando menos el 99% de los títulos representativos del capital social sean propiedad de una sociedad controladora filial, ésta podrá determinar libremente el número de consejeros, el cual en ninguno de los casos podrá ser inferior a cinco.

En Asambleas Especiales y en la Asamblea General Ordinaria de Accionistas del Grupo, que tuvieron verificativo el 22 de abril de 2004, se acordó y ratificó respectivamente que el Consejo de Administración quedara integrado como a continuación se enlista:

CONSEJEROS PROPIETARIOS SERIE "F"	CONSEJEROS SUPLENTES SERIE "F"
José Fernando De Almansa y Moreno-Barreda *	Sergio Ciklik Sneider *
José Ignacio Goirigolzarri Tellaeche	Luis Robles Miaja
Francisco González Rodríguez	Raúl Santoro de Mattos Almeida
Jaime Guardiola Romojaro *(Vicepresidente)*	Eduardo Arbizu Lostao
José Ramón Guerediaga Mendiola *	Manuel Francisco Arce Rincón *
Vitalino Manuel Nafría Aznar	Andrés Aymes Blanchet
Antonio Ortega Parra *	Alberto Sánchez Palazuelos *
Gonzalo Terreros Ceballos *	Eduardo Sitt Cherem *

CONSEJEROS PROPIETARIOS SERIE "B"	CONSEJEROS SUPLENTES SERIE "B"
Alberto Bailleres González	Arturo Manuel Fernández Pérez
Bárbara Garza Lagüera Gonda	Eduardo Angel Elizondo Lozano
José Fernando Calderón Ayala	Francisco José Calderón Rojas
José Antonio Fernández Carvajal	Eva Garza Lagüera de Fernández
José Guillermo Alfonso Garza Valdés	Juan Carlos Garza Garza
Ricardo Guajardo Touché *(Presidente)*	Mariana Garza Lagüera de Treviño
Max Michel Suberville	Maximino José Michel González

*(* Consejeros Independientes)*

SECRETARIO:	Luis Robles Miaja
PROSECRETARIO:	José Fernando Pío Díaz Castañares
COMISARIO PROPIETARIO:	José Manuel Canal Hernando
COMISARIO SUPLENTE:	Ernesto González Dávila

Órganos Intermedios que auxilian al Consejo de Administración; cuya nueva integración fue aprobada mediante acuerdo tomado en sesión del Consejo de Administración, celebrada en mayo de 2004.

Comité de Crédito y Riesgo de Mercado
Integrantes:
- Ricardo Guajardo Touché
- Jaime Guardiola Romojaro
- Luis Robles Miaja
- Andrés Aymes Blanchet
- Héctor Rangel Domene

Funciones:
- Aprobar operaciones de crédito por montos mayores a 30 millones de dólares americanos.
- Aprobar las políticas y normas sobre administración de riesgo crediticio y de mercado.
- Dar seguimiento a los riesgos de crédito vigentes o vencidos.

Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina
Integrantes:
- José Ramón Guerediaga Mendiola (presidente)
- Gonzalo Terreros Cevallos
- Antonio Ortega Parra

Funciones:
- Verificar el cumplimiento de las funciones de auditoría interna y externa, así como conocer el resultado de dichas auditorías.
- Servir como canal de comunicación entre el Consejo de Administración y los Auditores Internos, Externos y, en su caso, los Comisarios.
- Proponer al Consejo de Administración los candidatos para Auditores Externos, así como el alcance de su mandato.
- Recibir y revisar el reporte del Auditor Externo, el cual deberá contener, entre otros aspectos, recomendaciones sobre mejoras al sistema de control interno, con base en debilidades detectadas al dictaminar los estados financieros.
- Revisar con el Auditor Externo y/o los Auditores Internos los reportes que, conforme a lo establecido por la normativa de las autoridades competentes, esté obligada la institución a presentar a su Consejo de Administración.
- Supervisar y evaluar la independencia, calidad y efectividad de la función de auditoría interna, así como sus programas anuales.
- Recomendar al Consejo de Administración las bases para la preparación de la información financiera, asegurando que ésta sea útil, oportuna, confiable y que cuente con la calidad suficiente y necesaria para sustentar la adecuada toma de decisiones.
- Revisar los resultados de las inspecciones realizadas por las autoridades competentes y, en su caso, derivadas de las auditorías que dichas autoridades ordenen practicar.
- Conocer el reporte mensual que prepare el Oficial de Cumplimiento Normativo respecto del cumplimiento de su función.

El Grupo Financiero BBVA Bancomer, S.A. de C.V. es una sociedad especial, toda vez que su organización y funcionamiento se encuentran regulados por la Ley para Regular las Agrupaciones Financieras y por las reglas y disposiciones que emanan de dicho ordenamiento legal.

Sobre la Integración del Consejo de Administración	**SI**	**NO**	**Comentarios**
1) ¿El Consejo de Administración está integrado por un número no menor a 5 y no mayor a 15 consejeros propietarios? (Principio 2)	X		

2) ¿Existen únicamente Consejeros Propietarios? (Principio 3)		X	De conformidad con los estatutos del Grupo, por cada consejero propietario se designa a su respectivo consejero suplente.
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)	X		Idem al anterior.
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)	X		
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)		X	
6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		De conformidad con los estatutos del Grupo cuando menos el 25% deben ser *independientes*.
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)		X	Unicamente, se mencionan los consejeros que tienen calidad de independientes.
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X	Idem al anterior
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X		

Sobre la Estructura del Consejo de Administración	**SI**	**NO**	**Comentarios**
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X		
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)		X	En el Comité de Crédito y Riesgos de Mercado participan dos consejeros suplentes.
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X		
13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)	X		
14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X		

Sobre la Operación del Consejo de Administración	SI	NO	Comentarios
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X		
16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad? (Principio 18)	X		
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X		
18) ¿Los consejeros tienen acceso a toda la Información Relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X		De conformidad con los estatutos del Grupo, éste tiene la obligación de proporcionar a los consejeros toda la información que les soliciten.
19) ¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X		El mecanismo consiste en proporcionar la información el día de celebración del Consejo, en el que se aclaran las dudas de los consejeros
20) ¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X		Se informa a los consejeros respecto de sus responsabilidades y requisitos que deben cumplir.

Sobre los Deberes de los Consejeros	SI	NO	Comentarios
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)	X		
22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X		
23) ¿En su caso, se definen políticas claras para cuando los consejeros *utilicen excepcionalmente* los activos de la sociedad para cuestiones personales? (Principio 23)		X	Por tratarse de una *sociedad controladora.*
24) ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		De acuerdo a las listas de asistencia, los consejeros tienen una asistencia superior al 70%.

25) ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X		Los consejeros tienen la obligación legal y estatutaria de mantener absoluta confidencialidad respecto de todos aquellos actos, hechos o acontecimientos relativos al Grupo
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X		
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X		

FUNCION DE COMPENSACION Y EVALUACION

iii) Sobre la Función de Evaluación y Compensación

El Grupo Financiero BBVA Bancomer, S.A. de C.V. no tiene empleados por ser una sociedad controladora.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	**SI**	**NO**	**Comentarios**
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29).	X		Respecto de los ejecutivos de alto nivel de las subsidiarias del Grupo.
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		Se revela el importe de la compensación acumulada repecto de los funcionarios de alto nivel de Bancomer, principal subsidiaria del Grupo.

FUNCION DE AUDITORIA

iv) Sobre la Función de Auditoría

La función de Auditoria es llevada a cabo a través del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina, el cual tiene las funciones anteriormente mencionadas. En cuanto al procedimiento para cumplir con dichas funciones, se deben seguir los siguientes lineamientos:

- La frecuencia de las reuniones debe ser trimestral.
- Para que una reunión del comité pueda constituirse, deben estar presentes por lo menos la mayoría de sus miembros. Las resoluciones se adoptan por mayoría de votos. El presidente tiene voto de calidad en caso de empate.
- Las reuniones del comité pueden celebrarse a través de videoconferencia ó conferencia telefónica, siempre y cuando la totalidad de sus miembros firmen los acuerdos que se adopten.
- El presidente, que debe ser consejero independiente es designado por los integrantes del comité, y el secretario del Consejo de Administración actuará como secretario del comité.

Sobre la Selección de los Auditores	SI	NO	Comentarios
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X		
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)	X		
32) ¿La persona que firma el dictamen de la auditoría a los Estados Financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X	Existen disposiciones legales y reglamentarias en los que se establecen requisitos que deben cumplir los comisarios.

Sobre la Información Financiera	SI	NO	Comentarios
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X		
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)		X	La contabilidad se rige por las disposiciones emitidas por la CNBV.
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X		

Sobre los Controles Internos	SI	NO	Comentarios
37) ¿Existe un sistema de control interno? (Principio 41)	X		De conformidad con la CNBV, a través de la circular 1506.
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X		Idem al anterior.
39) ¿El órgano intermedio que se encarga de la función de auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)		X	Se ha presentado al Consejo una información sobre el desempeño en materia de Control Interno, de acuerdo a la circular 1506 de la CNBV.

40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)		X	El auditor externo emite un informe de conformidad con la circular 1222 de la CNBV, mediante el cual se proporcionan sugerencias de mejoras en materia de control interno.

Revisión del Cumplimiento con Disposiciones	SI	NO	Comentarios
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X		
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X		
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X		

FUNCION DE FINANZAS Y PLANEACION

v) Sobre la Función de Finanzas y Planeación

No hay órgano intermedio del Consejo de Administración dedicado a las funciones de Finanzas y Planeación.

Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO	Comentarios
44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)		X	No hay órgano intermedio del Consejo de Administración dedicado a las funciones de Finanzas y Planeación.
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)		X	Idem al anterior
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)		X	Idem al anterior
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)		X	Idem al anterior

vi) Pregunta Opcional

Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en esta sección se da la opción para que la emisora las dé a conocer.

Respuesta:

Por ser el emisor y sus subsidiarias empresas especialmente reguladas, se encuentran sujetas al cumplimiento de requisitos, autorizaciones, inspección y vigilancia de las autoridades.

II. CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO	Comentarios
1) ¿Se omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X		De conformidad con los estatutos del Grupo.
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X		Idem al anterior.
3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X		Idem al anterior.
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X		Idem al anterior.
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X	Sin embargo, se cuida que los consejeros cumplan con los requisitos establecidos en las disposiciones legales y reglamantarias aplicables al Grupo.

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO	Comentarios
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)		X	
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)		X	
8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X		

México, D.F. a 28 de junio de 2004

COMISIÓN NACIONAL BANCARIA Y DE VALORES
CP JORGE EDUARDO FAMILIAR CALDERÓN
VICEPRESIDENCIA DE SUPERVISIÓN BURSÁTIL
INSURGENTES SUR 1971, TORRE SUR, PISO 10
COL. GUADALUPE INN
CP 01020 MÉXICO, D.F.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al código de Mejores Prácticas Corporativas de Grupo Financiero BBVA Bancomer, S.A. de fecha 28 de junio de 2004, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo en su contenido.

A t e n t a m e n t e

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Ricardo Guajardo Touché Presidente Consejo de Administración	Luis Robles Miaja Secretario Consejo de Administración





Grupo Financiero
BBVA Bancomer
S.A. de C.V.



BBVA

Bancomer

ARS
12-31-03







Annual Report 2003

CORPORATE STRUCTURE – GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

COMPANY	% STAKE	ACTIVITY
BBVA Bancomer, S.A. (Bancomer)	99.9	Banking institution with two main subsidiaries:
Administradora de Fondos para el Retiro, Bancomer, S.A. de C.V. (Afore Bancomer)	75.0	Pension fund management
Bancomer Transfer Services (BTS)	100.0	Money transfer services
Seguros BBVA Bancomer, S.A. de C.V. (Seguros Bancomer)	75.0	Insurance product marketed mainly through the Bank's branch network
Pensiones Bancomer, S.A. de C.V. (Pensiones Bancomer)	99.9	Marketing of annuity products
Casa de Bolsa BBVA Bancomer, S.A. de C.V. (Casa de Bolsa Bancomer)	99.9	Brokerage and investment banking services
BBVA Bancomer Servicios, S.A. (Bancomer Servicios)	99.9	Banking institution specialized in trust and appraisal services, among others
BBVA Bancomer Gestión, S.A. de C.V. (Bancomer Gestión)	99.9	Mutual fund and asset management
Preventis, S.A. de C.V.	75.0	Health insurance services

COMPANY HIGHLIGHTS

	MARKET	AMOUNT	MARKET SHARE %	RANKING
BANKING BUSINESS				
Total assets (millions of pesos)	1,855,127	493,052	26.6	1
Performing loans excluding Fobaproa (millions of pesos)	749,384	171,183	22.8	1
Demand and time deposits (millions of pesos)	1,271,282	363,353	28.6	1
Branches	7,740	1,653	21.4	1
Automated Teller Machines (ATMs)	19,146	3,971	20.7	3
NON-BANKING BUSINESSES				
Assets in fixed-income mutual funds (millions of pesos)	308,960	65,824	21.3	1
Accumulated reserves for annuities (millions of pesos)	53,187	10,879	20.5	1
Accrued bancassurance premiums (millions of pesos)	7,201	2,844	39.5	1
Pension fund assets under management (millions of pesos)	403,127	85,223	21.1	2

Data as of December, 2003. Source: CNBV, ABM, CONSAR, AMIS and AMIB



NATIONWIDE LEADERSHIP

BBVA Bancomer
Others
TOTAL ASSETS
26.6%
73.4%
PERFORMING LOANS EXCLUDING FOBAPROA
22.8 %
77.2 %
DEMAND AND TIME DEPOSITS
28.6%
71.4%
BRANCHES
21.4%
78.6%
AUTOMATED TELLER MACHINES (ATMs)
20.7%
79.3%
ASSETS IN FIXED-INCOME MUTUAL FUNDS
21.3%
78.7%
ANNUITIES - ACCUMULATED RESERVES
20.5%
79.5%
BANCASSURANCE - ACCRUED PREMIUMS
39.5%
60.5%
PENSION FUND ASSETS UNDER MANAGEMENT
21.1%
78.9%

Data as of December, 2003. Source: National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores—CNBV), Mexican Banking Association (Asociación de Bancos de México—ABM), National Retirement Savings Commission (Comisión Nacional del Sistema de Ahorro para el Retiro—CONSAR), Mexican Insurance Association (Asociación Mexicana de Instituciones de Seguros—AMIS) and Mexican Brokers' Association (Asociación Mexicana de Intermediarios Bursátiles—AMIB)



DEPOSITS
- First place in 31 states
- Second place in 1 state

Grupo Financiero BBVA Bancomer's Mission Statement

- Generate trust by broadening and improving client service with transparency and integrity, constantly offering the highest quality products and services
- Provide our employees with optimal working conditions for their development
- Remain solvent and offer attractive returns to our shareholders
- Promote social well-being as a result of our business activities

Table of Contents





adelante.

(moving forward.)



rupo Financiero BBVA Bancomer (BBVA Bancomer or the Group) is a financial institution with important business presence Mexico in banking, annuities, mutual funds, bancassurance and money transfers. The Group's core activity is carried out hrough its main banking subsidiary BBVA Bancomer (Bancomer or the Bank)—a nationwide leader in terms of assets, eposits, loans and number of branches—with a business model based on distribution networks segmented by groups of ustomers, supported by strict risk control and a long-term goal of growth and profitability.

he Group's objective is to offer people a better future, providing clients mutually beneficial relationships, proactive service, ounseling and global solutions.

he Group is a controlling affiliate of Banco Bilbao Vizcaya Argentaria (BBVA), one of the leading financial groups in Europe.

To our Shareholders:

Advancement in price stability was one of Mexico's fundamental accomplishments in 2003. For the full year, inflation dropped to 4.0%—the lowest recorded level in the past thirty years—evidencing an adequate implementation of monetary policy by the Central Bank and leading to greater credibility of its mid- and long-term goals. Furthermore, this has enabled the government to extend maturities on the yield curve to as long as 20 years, and has aided in lengthening the maturity, and curbing the cost, of government funding.

In spite of financial volatility in the first few months of the year, interest rates also declined to record lows in 2003. The unfolding of reduced inflation and interest rate levels across international markets—mainly that of the United States—certainly influenced the domestic one. On average, interest rates were 90 basis points lower than in 2002, putting pressure on the banking system's margins, albeit favoring credit growth.

Another contributing element was proper management of government finances, materializing in a lower-than-expected public deficit. Regardless of the fact that this was achieved in part due to favorable conditions in the international oil market, the ongoing improving trend towards a balanced budget contributed as well. Coordination of tax and monetary policy set the foundation for enhanced financial variables, with due reward from the mar-



RICARDO GUAJARDO TOUCHÉ
CHAIRMAN OF THE BOARD OF DIRECTORS

kets. Mexican sovereign risk spreads, as measured by the EMBI+ Index, dropped 73 basis points over the year, ultimately ranking second in terms of the lowest risk-perception level among Latin American peers.

Contrary to progress in financial markets, 2003 was a challenging year for the Mexican productive sector. Industrial activity lagged the rebound in the US economy, more so in traditional sectors which are extremely relevant to Mexico given the strong production ties between both countries. Thus, the domestic economy endured a difficult year, more specifically in manufacturing, where a significant number of jobs were lost. Hence, real economic growth for the economy was 1.3% in 2003. Fortunately, the trends in the US industrial sector began to veer as of the third quarter, pointing towards a more favorable scenario, which in turn should benefit Mexico.

The aforementioned economic problems evidenced the need for structural change to promote greater efficiency in production, given that domestic products are facing more intense competition from abroad, mainly in the US market. Reforms pending with regard to the energy sector, the labor market and the tax system are essential to overcoming past inefficiencies, as well as a stepping stone to heightened competitiveness and economic development. This is one of the country's foremost tasks for the short term.

In an effort to contribute to the efficiency and strengthening of the system, Bancomer has led workgroups at the Mexican Banking Association (ABM) for approval of legal initiatives which today render greater judicial certainty to collection, expediting the process to recover collateral and thus mitigating the risks associated with lending.

An unfavorable environment notwithstanding, banks measured up to the economic crossroads and continue to work towards a more robust financial system. Amendments to the legal framework related to credit activity, price stability and a more mature approach to bank lending, led to past-due loans dropping from 4.6% to 3.2% between December, 2002 and December, 2003.

Likewise, financial stability allowed for an increasing deposit base in 2003. December alone showed 7% real growth year-on-year whilst demand deposits, the most dynamic segment, reflected a positive gain for the fourth consecutive year, helping to reinforce internal savings.

The excess use of cash and checking that characterizes banking activity in Mexico, translating into elevated transaction costs and detracting efficiency and productivity from the financial system, is being gradually overcome. Steps taken to modernize the payments system and further interbank communication have renovated the financial culture, as the use of electronic transactions offers clients protection, swiftness and precision; substantially decreases the number of physical transactions at branch offices; lowers operating expense; and improves service. Bancomer has spearheaded this renewal process.

Banks have played a lead role in pushing through reforms to the financial system, with crucial measures being taken that will advance the already accelerated consolidation of the domestic market. In an effort to contribute to the efficiency and strengthening of the banking system, Bancomer has led workgroups at the Mexican Banking Association for approval of legal initiatives which today render greater judicial certainty to collection, expediting the process to recover collateral and thus mitigating the risks associated with lending.

It is worth mentioning that a healthier financial and legal framework for credit penetration has ushered in recent years of growth in performing loans for the first time since the economic crisis of 1995. The cycle initiated with consumer loans, then turning to commercial lending, and finally, mortgages, which have been expanding since July of 2003. As of year-end, performing loans increased 8% annually in real terms, stressing a 44% expansion in consumer lending alone.

I am pleased to see that Bancomer has taken a leading role in the system's transition, therefore consolidating itself as the most important financial group in Mexico, proving the strength of the productivity levels reached by every member of our Organization, to whom I extend my most profound recognition.

Ricardo Guajardo Touché
Chairman of the Board of Directors



To our Shareholders:

For the first time after a year at the helm of Bancomer's operations, I am addressing our shareholders, pleased to report that—in a changing environment—our business is evolving favorably.

Currently, the Organization is living a third stage of development after first having concluded the integration of networks of the merged banks, and then completed an overhaul of management structures to sustain commercial operations. It is in this third phase where we thoroughly converge attention on the lead of our story—the client—clearly set on satisfying every need, offering an attractive array of products and services, in tandem with continually improving execution.

The distinct undertakings of each of the Group's business units today are geared towards a common goal of healthy expansion in activity, under an umbrella idea of managing risk to achieve long-term stability of our Balance Sheet. Notably, 2003 was a year of great endeavor in trying to arrive at a collective attitude of worldwide scope by launching a corporate framework called the *Experiencia BBVA* or *BBVA Experience*, which commands a shared vision to offer people a better future. Moreover, the employee takes on a stellar role in this combined effort to spearhead retail and corporate banking.

Bancomer today is a robust, integrated and well-organized bank facing formidable opportunities in a country of ample potential. The challenges tack-

JAIME GUARDIOLA ROMOJARO
CHIEF EXECUTIVE OFFICER

led in 2003 mainly involved selective credit expansion, curbing of risk premiums, recurrent income growth, deposit market-share increase, and management of the funding mix and price to counter wide reductions in interest rates. Such challenges were met throughout the year given that the pivotal focus was clear.

Ultimate pressure in 2003 came from a 17% decline in the average interbank rate with respect to 2002. Regardless, we were able to endure the unfavorable backdrop by persisting on the improvement of both the mix and the cost of funding. We campaigned vigorously to promote savings accounts in demand deposits, as well as to raise time deposits, achieving 10% real growth in average deposits on the Balance Sheet in 2003. The success of our *El Libretón* savings account continues to drive our pole position in demand deposits with 28% market share.

The 2003 funding effort was centered on demand deposits, which now account for close to 50% of total deposits, while at the same time successfully lowering funding costs.

The loan-development strategy in 2003 centered on highly demanded retail products, such as credit cards. A fresh customer base was attracted by introducing innovative variations on a traditional concept, for example, the *Tarjeta Mini Bancomer* or *Bancomer Mini Card* which is almost half the size of a regular plastic card, and thus extremely practical and safe to use.

A noteworthy trend in 2003 was the evolution of the Income Statement which today better reflects a banking business. This means that the main growth driver was the favorable performance in core income related to intermediation in deposits and loans—known as net interest income—instead of expense reductions being the primary source of gain, as in previous years.

Additionally, we are penetrating an entirely new segment for banks, i.e. clients with monthly income of only 3,000 pesos, offering a personal loan linked to their payroll account of up to three months of wages called *Creditón Nómina* or *Payroll Loan*.

Another strong performer in 2003 was lending to mid-sized companies, with balances up 20% over the year in real terms, given the successful effort to dedicate a specialized network of offices and customer-service representatives to this market niche. Mid-sized company lending is only beginning to take off as a result of work carried out in previous years to train personnel and design a novel product offering.

Increased lending, as well as the overall profitability of the loan portfolio mix, have led to credit spreads contributing a greater percentage of the net interest income—from a fourth in 2002, to a third in 2003.

Loan growth has come together with scrupulous supervision of associated risks, evident in managing both the aged portfolio, as well as in new origination, thus improving the past-due-loan ratio from 6.5% in 2002 to 3.6% in 2003. Past-due loans were down 43% for the year, with the reserve coverage ratio reaching a historical 147% as of year-end.

A noteworthy trend in 2003 was the evolution of the Income Statement which today better reflects a banking business. This means that the main growth driver was the favorable performance in core income related to intermediation in deposits and loans—known as net interest income—instead of expense reductions being the primary source of gain, as in previous years.

Net operating income increased 12% over 2003 in real terms on the back of a strong upturn in recurrent income streams, i.e. net interest income and fees, therefore leading to 11% real growth in net income for the same period, reaching 7,653 million pesos.

Every day we renew our efforts in order to better respond to our commitments. We have worked heartily and happily. I would like to extend my most sincere acknowledgement to our clients who are the *raison d'être* of our Company, to our employees which are the driver of our business, as well as to the members of our Board of Directors who offer a sense of direction to this project.

Finally, I would like to give special recognition to our shareholders for the trust they have vested in us, and because they keep us focused on our ultimate goal of growth with profitability.

My warmest regards to all of you who play stellar roles in this success story.

Bancomer... moving forward.



Jaime Guardiola Romojaro
Chief Executive Officer



BANCOMER MIDDLE-MARKET CUSTOMER SINCE 1994

"When I found out about the loan conditions offered by Bancomer, I went ahead and applied for one. Bancomer is definitely a bank that cares for its customers."

We dream together, because **we share** the same dream

Bancomer is eager to work together with clients to help them make their dreams come true. Its business development areas have created and fine-tuned services and products which—delivered with a distinct service orientation—seek to procure customer preference. Bancomer's competitive advantage is based on its market knowledge and capacity to identify needs and opportunities for every customer segment. This is possible thanks to an advanced technological platform and to the ongoing training received by representatives who are directly in touch with the client.



BANCOMER CUSTOMER SINCE 1981

"I don't need to look any further. From shopping with my credit card to my car loan, Bancomer is at the forefront in products and services, always ahead of my needs."

We are **reinventing** the market with new products and services

Bancomer finds windows of opportunity to generate new products and services, as a result of both direct demand from its clients and the natural evolution of the business. Product innovation focuses on adjusting to today's accelerated pace, saving time by being more efficient and satisfying customer needs to create mutual value.





BANCOMER MIDDLE-MARKET CUSTOMER SINCE 1997

"Not only can I carry out all kinds of transactions from my own office thanks to Bancomer, but I also receive advisory services and solutions that go beyond my current needs, always looking ahead."

We find better **solutions** to make your business grow

In addition to offering standard banking products and services, Bancomer's trained representatives approach customers to search for adequate answers to particular needs. The goal is to offer clients personalized and integral solutions with a wide array of choices to make payments, obtain financing, manage accounts, transfer money, withdraw cash and make purchases.



BANCOMER MIDDLE-MARKET CUSTOMER SINCE 1994

"Bancomer employees are truly committed to finding mutually rewarding win-win solutions, and are always ahead when it comes to answers and state-of-the-art technology."

We boast the best **efficiency** ratios among peers

Transactions at Bancomer are currently carried out more efficiently and effectively thanks to improvements to the payment system, allowing interbank payments to be processed more quickly and at a lower cost. In the same way, direct debiting (payment of bills through an automatic charge to a deposit or credit card account) has contributed to save customers time by not having to visit their suppliers' offices or bank branch to make payments. Additionally, remote channels—such as automated teller machines (ATMs), telephone banking and internet banking—have simplified customer operations, and have allowed branch representatives to free up processing time that can be redirected to sales.

EFFICIENCY RATIO*



60.2%
57.0%
53.3%
2001
2002
2003

* Total expense / total operating revenues

Retail Banking

An efficient structure is the main driver for growth...

The Mexican financial system has gone through significant changes which promote greater banking penetration and improved services in the financial sector. As a result, the Retail Banking unit designed the 2003-2005 Strategic Plan with the purpose of setting up structures to stimulate Bancomer's enormous commercial potential, while maximizing the Bank's value in this favorable environment.

Furthermore, the Group's Corporate Culture was renovated with the launching of a brand campaign *BBVA Bancomer, adelante or BBVA Bancomer, moving forward* to reinforce brand preference and communicate the strategic vision that, at BBVA Bancomer, "we work to offer people a better future".

The main axis of today's strategy is the customer, hence, efforts are focused on reinforcing efficiency, risk management, multi-channel distribution, as well as employee capabilities, by implementing 20 broad programs and 307 detailed action plans.

This year, as much as 30% progress was made in the 2003-2005 Plan, especially with the change in the Retail Bank's organizational structure to achieve better efficiency and affinity with clients. The new structure reduces the number of hierarchical levels, thereby attaining more effective responses from management by fostering responsibility and empowerment. Likewise, the importance of a job is disassociated from its position in the organizational chart in such a way that it is rewarded for its relevance in creating value, regardless of the chain of command.

The new structure encompasses five business units and three support units:

Business Units

1) Retail Banking: Coordination of the retail network. It also has support offices for two projects: customer service (*Proyecto Cliente* or *Project Customer*) and employee development (*Gente BBVA Bancomer* or *BBVA Bancomer Employees*).

2) Private Banking: Dedicated services for high-net-worth individuals. As of 2003, this unit includes the sales force of the brokerage firm (Casa de Bolsa Bancomer), assembling a highly specialized private banking network.

3) Mortgage Bank: Created in 2003, it integrally manages the mortgage business, including financing for real estate developers as well as for individuals.

4) Finanzia: Specialized unit providing point-of-sale financing.

5) Bancomer Transfer Services: International money-transfer services.

Support Units

1) Business Development: Seeks to unify the customer's vision throughout all the distribution channels to allow for differentiated strategies by customer segment.

2) Business Analysis: Functions as the financial comptroller and centralizes retail banking information management.

3) Research and Development: Created in 2003, it concentrates developments related to the evolution of the payments system, as well as other technology- and telecommunications-based products and services.

The segmentation of customers, products and channels translates into better service...

Among other important developments in 2003 was office segmentation in the retail network based on the market serviced by each particular branch, distributing human and technical resources more appropriately according to the specific needs of each of these. Moreover, an executive was added to branches to inform clients of the use of remote channels as well as to expedite queue times.


Bancomer
Banca en Línea
Productos y servicios
Menú principal
Unidades de negocio
Servicio al Cliente
Indicadores
El Libretón
MetaSegura Bancomer
Bancomer
0%
¡Más seguros que el efectivo!

A new service model was launched for *Bancomer.com*, Bancomer's on-line banking portal, increasing functionality for each customer segment. Furthermore, a new webpage was introduced in September.

This year, financial advisors from the brokerage firm were transferred to Private Banking, implying a major commitment in terms of personnel training and systems integration to enable the marketing of both sets of products (broker and private banking). Furthermore, the program *Cliente Preferente* or *Preferred Customer* was launched to offer differentiated products and services through all the distribution channels of Retail Banking and Private Banking for clients with a larger amount of assets managed by Bancomer. Likewise, a specialized Private Banking unit was created to cater to the uppermost segment of high-net-worth individuals as part of the strategy to offer improved service as laid out by *Proyecto Cliente* or *Project Customer*.

Finally, the purchasing process for the most relevant products was redesigned and a CRM (Customer Relationship Management) system was installed, resulting in enhanced productivity levels by enabling representatives to expedite sales processes.

Optimization of distribution channels increases profitability...

The efficient distribution of products and services is key for Bancomer, given the large amount of daily transactions carried out. Thus, the use of alternate distribution channels is encouraged in order to optimize customer service. In 2003, a series of projects were executed to improve distribution channels to better integrate a multi-channel offer.

A new service model was launched for *Bancomer.com*, Bancomer's on-line banking portal, increasing functionality for each customer segment. Furthermore, a new webpage was introduced in September. Examples of new services available for companies comprise access to check imaging and credit transactions, as well as transaction alerts via mobile phone—also available for individual clients. The effort to increase the use of this channel has shown positive results, with the user base growing 6% in 2003 to a total of 875 thousand clients carrying out over 154 million transactions per year, 69% more than the previous year, of which 21% are financial.

In telephone banking, or *Línea Bancomer*, access to basic transactions was simplified and service was enhanced, obtaining the highest results for quality and usage of recent years. On average, this service is accessed by 750 thousand people every month with more than 3.5 million calls.

The number of ATMs increased by over 200 to close the year with almost 4,000 units. This channel processes an average of 38 million transactions per month. Additionally, point-of-sale terminals increased 44% in 2003, totaling almost 37 thousand.

DISTRIBUTION CHANNELS
CHANGE IN THE TRANSACTION MIX


35.1%
38.5%
26.4%
2002
38.7%
38.2%
23.1%
2003
Remote channels
Automated teller machines (ATMs)
Tellers

Finally, direct debiting—a service available as a result of the changes to the payments system which took place in the first half of 2002—in 2003 boasts over 1 million active debit charges, 54% more than in the previous year. This payment method is expected to become the most efficient service option for the entire payments system due to the convenience it offers customers, the control provided to merchants, and the cost advantage it represents for banks.

Commercial activity is gaining strength...

In addition to improving operating efficiency and service through the evolution of the payments system and distribution channels, 2003 was also a year of increased dynamism in commercial activity. The active promotion of available products, with special emphasis on developing credit growth, produced larger business volumes.

A key issue for loan-growth has been risk management, in which advanced risk control strategies have been combined, such as credit and behavior scoring, along with fraud prevention controls. At the same time, origination processes have been decentralized to accelerate credit approval, while at the same time managing credit quality efficiently.

Credit is evolving favorably...

Credit cards: In 2003, there were important innovations in consumer financing, such as the new *Tarjeta Mini Bancomer* or *Bancomer Mini Card* which is additional to the traditional credit card and 45% smaller. This product has no extra cost and is easy to carry—even on a key chain. At the same time, the *Bancomer Mini Card* offers safety features such as setting a credit limit lower than that of the core account and no ATM access.

Also, as a supplement to the traditional credit card, *PPI* (*Préstamo Personal Inmediato* or *Immediate Personal Loan*) was launched and targeted to the best credit card users to reward their preference for Bancomer. This is a certificate for a pre-approved personal loan additional to the regular credit-card line. It requires no collateral nor guarantee and has no initial commission or pre-payment penalty. Moreover, it is easy to manage as payments are charged automatically to the core account.

The stock of credit cards reached more than 4.3 million accounts in 2003, attracting over 900 thousand new cardholders through different distribution channels, namely the retail network, which in turn lowers acquisition costs and strengthens customer relationships.

Credit card migration towards chip technology started in September. Pilot tests have been successful and in an estimated three years all credit cards and points of sale will have switched to this new standard, translating into much lower rates of fraud as compared to the use of magnetic bands. Likewise, loyalty reward programs for businesses, as well as cardholders, will increase.

A *Cash Back* card was launched in November. This new product allows cash withdrawals at affiliated business establishments, increasing the options to withdraw cash without having to go to ATMs or branches.


Tarjeta de Crédito Bancomer
Tus sueños por adelantado

In 2003, there were important innovations in consumer financing, such as the new *Tarjeta Mini Bancomer* or *Bancomer Mini Card* which is additional to the traditional credit card and 45% smaller.

Consumer credit: Growth in the pure consumer-loan market was consolidated successfully with *Creditón Nómina* or *Payroll Loan*, a product that offers a three-month salary cash advance and which surpassed origination targets in all three marketing campaigns carried out during the year. More than 345 thousand payroll loans were granted in 2003, representing an annual increase of more than 62%.

Furthermore, 22 thousand auto loans were approved, rising 16% year on year, placing Bancomer as a dynamic banking participant in this market.

Mortgage lending: In 2003, the infrastructure to reactivate the mortgage business was set in place and the Mortgage Bank was created as a specialized unit to finance developers throughout eleven mortgage operations centers. Furthermore, distribution systems were set up across the branch network for the retail product which is based on simplicity, transparency and accessibility.

Mortgage loans at Bancomer are available starting from a 10% down payment of the property value for products under the *Apoyo Infonavit* or *Infonavit Support* program at an either fixed rate in pesos or floating rate based on TIIE (Tasa de


Crédito Hipotecario Bancomer
Para que tu sueño nunca se convierta en pesadilla...

In 2003, the infrastructure to reactivate the mortgage business was set in place and the Mortgage Bank was created as a specialized unit to finance developers throughout eleven mortgage operations centers.

MORTGAGE LOANS EXCLUDING UDI TRUSTS

MILLIONS OF PESOS AS OF DECEMBER, 2003


9,904
9,951
10,450
10,572
MAR 03
JUN 03
SEP 03
DEC 03

CONSUMER LOANS

MILLIONS OF PESOS AS OF DECEMBER, 2003


20,632
22,028
23,453
25,130
MAR 03
JUN 03
SEP 03
DEC 03

Interés Interbancaria de Equilibrio or Interbank Interest Rate). Additionally, the product includes unemployment, life and property insurance, making it one of the most attractive offers on the market.

Bancomer continues to play a significant role in the modernization of the housing and mortgage industry by leading initiatives which result in higher transparency and market efficiency, such as the recent improvement in the Ley de Competencia y Transparencia or Law of Transparency and Competition and in the Ley de Recuperación de Garantías or Loan Collateral Recovery Law.

Business loans: The *Tarjeta Negocios* or *Business Card* was launched in 2003—first in its class in Latin America—targeted at small companies and independent professionals granting credit lines available via internet, ATMs, point-of-sale terminals or any branch. This product was introduced after an agreement with the Ministry of Economy, who assigned 50 million pesos to a fund covering up to 100% of loan-losses originated by the first 1,000 million pesos, thereby allowing Bancomer to offer a product that requires no asset collateral and which is extremely appealing in terms of price.

Assets under management are multiplying...

During the first half of the year, the *Quincena del Ahorro* or *Fifteen Days of Savings* campaign was launched with over 400 thousand customers receiving attractive prizes. These campaigns led to substantial increases in balances of the flagship savings product *El Libretón*. The year-end Christmas campaign ranked this product once again the undisputed leader in savings with market share close to 49%. All together, in 2003, demand deposits maintained a rhythm of growth of over 15%, in spite of sluggish economic activity.

In time deposits, during the first half of the year the retail network took advantage of a more favorable environment for investment in bank notes given lower returns on government paper resulting from a change in tax regulation and reduced issuance of government notes. However, the greatest contribution from time deposits was cost-of-funding management through price controls which helped stabilize interest income in a setting of downward pressure on interest rates.

The Retail Banking division had a year of hard work in 2003, improving operating efficiency and improving service standards, while at the same time completely focusing on boosting business activity and volumes.

Middle-Market and Government Banking

Comprehensive service and a close connection to customers increase activity...

Positive performance of Middle-Market and Government Banking in 2003 was mainly the result of consolidating the business strategy to comprehensively manage customer needs. A big push was given to the sales force, urging it to keep a closer relationship with clients and to offer quality of service at every distribution stage, with the clear goal of bolstering activity volume.

The strategy led to a greater number of companies and government entities choosing Bancomer as their first banking services provider, improving company preference by 29%, and government preference by 37%.

A tighter connection to clients, along with the launching of promotional campaigns, opened the channel to find better commercial opportunities and carry out the sale of more products and services, thereby reinforcing customer loyalty. In 2003, the number of clients with three or more products and services grew 10% and 16% for companies and government entities, respectively.

The creation of a specialized credit-distribution network is a competitive advantage...

Another focal point in 2003 was strengthening the network by specializing in the distribution of credit products. Training programs were offered to the sales force, in addition to practical workshops, to develop the required skills to assess credit quality and reduce response times. Today, 95% of office managers and financial advisors are trained in adequate ways to handle credit processes.

In a joint effort with the Risk Management unit, a progressive plan was implemented to manage credit by standardizing contracts and promissory notes, by automating processes and by defining adequate levels of service. The result of such initiatives was encouraging in terms of response times to customers requesting credit, increasing by 53% the number of applications processed.

It is noteworthy to highlight that 23% of the credit applications analyzed were received from clients who had no previous credit history with Bancomer, therefore increasing the percentage of companies tapping credit. Thus, the balance of total performing loans for Middle-Market and Government Banking reached 46,160 million pesos by the end of the year, representing 17% growth when compared to 2002.

Furthermore, market share in loans grew 245 basis points, measured up against total commercial loans in the system. Additionally, focusing on strict risk control procedures reduced the past-due loan ratio by 58% for this business segment, going from 2.3% in 2002, to 1.0% in 2003.

An example of loan-product innovation is *Crédito Líquido* or *Liquidity Financing*, an option available through a credit agreement that makes immediate liquidity available to companies in order to satisfy treasury and working capital requirements, enabling companies to meet financial deadlines without interrupting the production cycle. This credit line can also be tapped via internet banking.

Another widely accepted product is *Crediproveedores* or *Supplier Credit*, which grants suppliers of large purchasing companies the option to obtain partial or total liquidity from uncollected bills at preferential rates, under a line of credit extended to the buyer. With this product, Bancomer's customer—the large purchasing company—is able to lower supplier costs and simplify its load of administrative work. On the other hand, suppliers benefit from immediate liquidity at more favorable interest rates.

Cambiamos para siempre
la forma de disponer
sus créditos en México


De ésta:
A ésta:

Liquidity Financing is a loan that allows companies to obtain immediate liquidity to cover treasury and working capital needs without interrupting the production cycle.

Issuance and amendments to *Letters of Credit* and *Standbys* were simplified, including the option to manage these payment instruments via on-line banking, or *Bancomer.com*. This way, import transactions are quicker and easier to control by allowing customers to track the progress of their operations on line.

The effort to attract resources is part of the strategy to improve business profitability...

In 2003, the balance of traditional assets under management by the Middle-Market and Government Banking unit grew 19%, reaching 81,502 million pesos, increasing 19% demand deposits, 16% time deposits and 59% mutual fund balances. This translated into greater market shares measured up against total industry resources: 74 basis points higher in demand deposits and 58 basis points in investment funds (time deposits and mutual funds), i.e. a 65-basis-point increase in market share for traditional deposits (demand, time and mutual funds).

The favorable evolution of the demand deposit base was driven by three factors: first, the result of commercial campaigns focused on attracting market resources; second, the effort of generating a closer relationship with customers; and third, using commercial intelligence systems that have made it possible to measure the quality of growth and mine data to expand the business.

The positive development of mutual fund balances was based on a training and certification program for sales representatives in order to carry through transactions—going from product promotion to closing—which brought supply closer to the market, as well as on commercial campaigns to promote the array of mutual funds available.

Regarding product innovation, in 2003 an account denominated in euros and registered in Mexico was launched, the first of its kind to be offered in Mexico.

Focus on profitability by cutting back on physical transactions...

The main goal of commercial initiatives in 2003 was to lessen the flow of physical transactions by launching and marketing products or services that could be operated via on-line banking or that could reduce branch teller traffic. In 2003,

MIDDLE-MARKET AND GOVERNMENT BANKING DEPOSIT MIX


45.2%
44.5%
54.8%
55.5%
2002
2003
Demand
Time

the number of electronic banking users increased 39% in the Middle-Market and Government Banking unit as a consequence of promoting the concept of self-service.

The direct debiting service (automatic billing by debiting a checking account or credit card) was optimized to offer clients immediate availability of funds, contributing to grow six times the number of billing merchants. Furthermore, 73% more customers operated electronic payroll disbursement.

In 2003, the *Multip@gos* or *Multip@yments* service was launched, which provides a comprehensive collection solution for the company or government entity on their own website, the only product on the market offering collection via credit card or by charging a checking or savings account at any bank.

Another innovative service was developed at point-of-sale terminals which allows merchants to process purchases made with foreign credit cards in dollars and charge these transactions in the same currency. This service helps to boost sales with foreign cardholders who account for a significant market in border zones and tourist ports. The same commission is applied to sales in pesos and dollars, saving the merchant time and resources by being able to subscribe promissory notes in dollars, with no need to worry about foreign exchange rates.

Furthermore, foreign purchasers do not have to verify the applicable exchange rate for their charges, since the amount signed for in dollars equals the amount billed on their credit card statement. The number of companies using point-of-sale terminals in 2003 grew 132%.

Throughout the year, continuity was given to the comprehensive customer management strategy for Middle-Market and Government Banking clients in order to provide enhanced service and foster preference and loyalty to increase business activity. Likewise, the network of executives specialized in credit and the focus on efficiency given the optimization of the transaction mix, offer competitive advantages which translate into a larger market share and improved profitability.

USE OF ALTERNATE CHANNELS IN MIDDLE-MARKET AND GOVERNMENT BANKING



15,000
10,000
5,000
0
300
200
100
0
15,338
266
11,048
5,707
2,459
37
2002
2003
Number of point-of-sale terminals
Number of billing merchants
Number of electronic banking users

Corporate and Investment Banking

The main objective of the Corporate and Investment Banking unit is to become the best supplier of value-added solutions for Mexican corporations, leveraging its leadership as a local franchise to drive global customer relationships.

Thus, at the end of 2002 the project *Construyendo Soluciones* or *Building Solutions* was launched as a core strategy to consolidate Bancomer at the forefront in terms of quality of service, attention, response and solutions that contribute value to the growth of large corporations. In December 2003, the customer satisfaction index registered by the independent company Brain went up to 8.1 compared to 7.1 for the previous year.

Corporate and Investment Banking has four business units: Corporate Banking, Investment Banking, Cash Management and CIB Business.

Corporate Banking as the backbone of the relationship between customers and products, as well as local and global services...

Corporate Banking is the entrance door for corporate clients who are assisted by representatives able to handle an array of transactions, offering comprehensive relationships and personalized service. This is where commercial needs and market opportunities are detected, by maintaining permanent and open interaction with customers and where tailor-made solutions are provided, establishing long-term value-added relationships which in turn are profitable for the Bank.

In 2003, business targets were surpassed, accomplishing a 7% or 3,711 million-peso increase in performing loans to total 57,219 million pesos by year-end. At the same time, risk control was improved, reaching the lowest level ever of past-due loans, dropping 1,145 million pesos. Additionally, traditional deposits registered a record figure of 6,933 million pesos.



The Investment Banking division led the most important transactions in corporate financing that took place in 2003, consolidating itself once again as a leader, both in terms of volumes, as well as in innovation capabilities.

The Investment Banking unit was the leader in market financing transactions in 2003...

The Investment Banking division led the most important transactions in corporate financing that took place in 2003, consolidating itself once again as a leader in terms of both volumes as well as innovation capabilities. Among the largest transactions, securitizations for state governments with structured issues of Ordinary Participation Certificates totaled over 700 million pesos during the year. Another two securitization transactions with structured issues of commercial paper are worth highlighting, one for 1,935 million pesos and another for 4,800 million pesos. Consequently, fee income from investment banking transactions amounted to 62 million pesos in 2003.

Additionally, a Fixed-Income Distribution Desk was created to promote the secondary bond market even further.

Cash Management Bancomer is making progress to establish the foundation for "the future of banking"...

Cash Management Bancomer introduced novel electronic banking solutions by launching a new version of *Cash Windows* which is more user-friendly and technologically advanced. Among others, the check-protection function, both in pesos and dollars, via internet was included in the *Cash Management Internacional* or *Cash Management International* version which allows customers to set up a virtual office anywhere in the world. The latter, together with facilitating the availability to purchase mutual funds, increased demand deposits by 870 million pesos in 2003.

CORPORATE AND INVESTMENT BANKING INCOME



75%
25%
61%
39%
58%
42%
2001
2002
2003
Net interest income
Fees

LEADERSHIP IN PESO-DENOMINATED DEBT ISSUANCE



75%
75%
76%
76%
25%
25%
24%
24%
Dealogic
MCM
Thomson Financial
Bloomberg
Bancomer
Others

CORPORATE DEBT ISSUED IN MEXICO

BILLIONS OF NOMINAL PESOS



75
60
45
30
15
0
6.3
17.8
27.9
44.2
73.6
99
00
01
02
03

CIB Business continues to specialize in creating innovative global solutions for corporations...

CIB Business once again took the largest share (31%) of co-managed transactions for export financing within BBVA, the most outstanding having been for Mexico City's subway system, which Trade Finance magazine referred to as the "Transaction of the Year".

Short-term financing grew from 252 million pesos to 1,124 million pesos during the year through new structured transactions. Furthermore, the credit approval follow-up process was automated and the project *Formador de Mercados* or *Market Maker* advanced to support the recently created Fixed-Income Distribution Desk.

In a joint effort with the Systems and Operations division, in 2003 the *Estado de Cuenta de Servicios y Aclaraciones para Clientes AAA* or *Services and Claims Statement for AAA Clients* was launched. Moreover, together with the Risk Management area, new methods were adopted to gauge overall profitability per client considering total business liaisons with Bancomer.

In 2003, the challenge was met to make the Corporate and Investment Banking unit the first integral value-added solution provider by taking advantage of its important presence in the local market and the complementary strengths offered by BBVA.

Asset Management

Given the level of sophistication required to handle investment portfolios, in 2003 the Asset Management business unit was transformed into a specialized area focused on third-party portfolio management.

Operations take place under strict methodology and upmost quality standards, offering a variety of investment products distributed according to the segmentation of business networks.

As of the end of 2003, assets under management in this unit amounted to 231,450 million pesos, equivalent to approximately 21 billion dollars, distributed as follows: 44% in affiliated company portfolios (out of which 84% are customer assets managed by Pension Fund Investment Managers or Siefores), 31% in mutual funds and 25% in assets under management for high-net-worth individuals and institutional clients.

Portfolio management for affiliated companies...

This area manages affiliate company investment portfolios, including Siefores, Insurance and Annuities. Assets under management as of 2003 totaled 101,965 million pesos. The largest portfolio was that of Bancomer's pension fund investment managers or Siefores worth 85,223 million pesos, reflecting 17% growth during the

ASSETS UNDER MANAGEMENT
FIGURES AS OF DECEMBER, 2003



231,450 million pesos
25%
44%
31%
Affiliated company portfolios
Mutual funds
Customer funds

year as a result of attractive returns and new deposits made to individual accounts. The accumulated annualized historic return (July, 1997 to December, 2003) for Siefore Bancomer was 18.5%, third place in the pension fund system—only 2.2 decimal points behind the leader.

Fund management...

Bancomer ranks first in the market in fixed-income mutual funds with 21.3% share, 40% higher than its closest competitor. Moreover, Bancomer is second in the total fund market with a share of 19.1%. Nevertheless, fixed-income mutual funds account for 86% of the mutual fund market in Mexico.

As of December 2003, a total of 70,971 million pesos in assets were registered in mutual funds, out of which 96% were in local funds and the rest in international funds. Throughout the year, the balance grew by 3,045 million pesos.

In the same manner, the array of products is growing with mixed funds, which invest a percentage in equities and part in fixed-income securities; funds that invest in the Dow Jones Index stocks listed in Mexico; and Latin American funds.

During 2003, BBVA Bancomer Gestión received from AENOR Internacional the ISO 9001:2000 certificate for portfolio management and mutual fund pricing.

Third-party portfolio management...

With the purpose of broadening the array of products offered by Asset Management, portfolio management for high-net-worth individuals was launched in 2003. This service is available through Private Banking and has registered good acceptance levels, increasing balances almost fourfold to a total of 58,514 million pesos in assets, which includes institutional client portfolios.



Durante el año pasado lo invitamos a diversificar sus inversiones a través de nuestras Estrategias de Inversión en Fondos. Si lo hizo, éstos son los rendimientos que obtuvo en los últimos 12 meses:
Estrategia Crecimiento 20.98%*
Deuda 60%
Renta Variable 30%
Cobertura 10%
BMERTOP
BMERMDD
BMERPZO
30%
10%
10%
40%
10%
BMERUSD
BMERLP
Estrategia Bienestar 21.79%*
Deuda 60%
Renta Variable 30%
Cobertura 10%
BMERIND
BMERMDD
BMERHOR
30%
10%
10%
30%
20%
BMERDOL
BMERPZO
Deuda 60%
Renta Variable 30%
Cobertura 10%
BMERTOP
BMERMDD
BMERPZO
30%
10%
10%
25%
25%
BMERUSD
BMERLP
*Rendimiento acumulado 19/Feb/03 - 19/Feb/04

Bancomer ranks first in fixed-income mutual funds with a market share of 21.3%.

The asset management business has been recently favored with the larger number of debt transactions issued in the domestic market which open up opportunities to diversify and improve profitability. Customers' assets have gradually become an important financing source for Mexican corporations, since approximately 10% of investments are made in private fixed-income securities.

The Asset Management unit is becoming the leader in the Mexican market for portfolio management and, given market conditions and the diversity of products being offered, it will most likely continue increasing the value of its assets.

Global Markets and Distribution

The evolution of the domestic market with ongoing amendments to legislation and increased investor sophistication has generated demand for more investment alternatives such as securities in foreign currency, options—which will soon trade on the Mexican Derivatives market MexDer—and derivative transactions in over-the-counter markets. Consequently, Bancomer is implementing a new technological treasury and risk-management platform with the purpose of responding to customers', as well as its own requirements, quickly, comprehensively and securely.



A joint effort with BBVA was made to set up a project in the Latin American Global Markets and Distribution unit to develop the business based on a global strategy. and promote greater activity volume with clients.

Market volatility in 2003 forced Bancomer's Treasury to maintain a prudent approach and produce initiatives to optimize its market experience—without disregarding risk management techniques—in order to appropriately respond to customer and institutional needs, while at the same time maintaining market positioning.

Bancomer stands out as an active participant in the MexDer market, exponentially increasing its operation volumes. During the year, 144 million contracts were traded, reaching a market share of 42% as a settlements participant.

By December 2003, Bancomer ranked second among 38 participants in money-market brokerage of the Bolsa Mexicana de Valores (Mexican Stock Exchange) with a market share of 14.4%. Additionally, Bancomer is first place among 19 participants in foreign exchange trading, with a market share of 25.1% according to the Mexican Stock Exchange (BMV).

Global strategy...

A joint effort with BBVA was made to set up a project in the Latin American Global Markets and Distribution unit to develop the business based on a global strategy and promote greater activity volumes with customers. For this reason, in September 2003, the structure of the Global Markets and Distribution unit was modified to include operations of the brokerage firm (Casa de Bolsa Bancomer), as well as all the functions of the Latin American brokerage firms and the Latin American equity distribution teams from New York and Madrid.

These changes aim to make the Global Markets and Distribution unit highly qualified to better respond to competitive pressures in a global market.

Afore Bancomer

Afore Bancomer reported 947 million pesos in net income for 2003, resulting from an effort to make operations more efficient given a slow employment environment.

As of December 2003, Afore Bancomer reached a total of 4.3 million affiliates and 85,223 million pesos in assets under management, which translated into a market share of 21.1%. Customer return in 2003 was 10.6%, which compares favorably with the sector average of 10.4%.

NET INCOME CONTRIBUTION OF NON-BANKING BUSINESSES
MILLIONS OF PESOS AS OF DECEMBER, 2003



19.9%
80.1%
Banking Business
Non-banking Businesses

Seguros Bancomer

This company recorded net income of 390 million pesos, equivalent to 32% growth in 2003. It also occupies the leading position in bancassurance, with a market share of 39.5% based on accrued premiums.

The source of 71% of premiums sold during 2003 was the branch network, with 16% growth in issued premiums, reaching 2,181 million pesos. In the short term, the reactivation of credit in the country should increase income from credit-related premiums, especially mortgages.

Ongoing change in this market has focused the efforts of Seguros Bancomer on offering improved and more accessible products to satisfy current demand. In life insurance, for example, the interest in investment options led to the creation of *MetaSegura* or *SureGoal*, an insurance and savings plan in dollars for medium- and long-term goals which was well received in the market during initial trials towards the end of 2003.

AFORE – ASSETS UNDER MANAGEMENT
MILLIONS OF PESOS AS OF DECEMBER, 2003



85,223
72,717
2002
2003

INSURANCE – ISSUED PREMIUMS THROUGH THE BRANCH NETWORK
MILLIONS OF PESOS AS OF DECEMBER, 2003



2,181
1,878
2002
2003

Pensiones Bancomer

The annuities business during 2003 was affected by a lower number of new pension clients by the Instituto Mexicano del Seguro Social (IMSS) or Mexican Social Security Institute, the government entity in charge of providing pension resources. However, Pensiones Bancomer reached a total of 30,123 active customers, recording a leading market share by number of clients at the end of the year of 22.7%.

Reserves at Pensiones Bancomer were 10,879 million pesos as of December 2003, while net income for the year was 194 million pesos.

Bancomer Transfer Services

BTS' successful model is based on efficient and guaranteed customer service at competitive prices. Additionally, for the receiving customer, in 2003 a new concept was created which facilitates cashing money transfers from the United States with a debit card called *Tarjeta de Envíos de Dinero* or *Money-Remittance Card.* This card allows users to make purchases through point-of-sale terminals and withdraw cash at ATMs, thereby significantly reducing queues at the branches. The card is issued at no cost for the remitter and the fee is approximately 20% lower than that of a teller-cashed money remittance.

In 2003, the number of money transfers grew 19% when compared to 2002—reaching 15.1 million transactions and totaling 5.6 billion dollars—17% higher than the previous year, making BTS the most important money transfer agent in Mexico.

BANCOMER TRANSFER SERVICES



15,096
12,670
5,620
4,811
2002
2003
Amount remitted in millions of dollars
Thousands of remittances

Risk Management and Workout

Measuring risk improves the quality of new loans...

In terms of credit risk control, risk management areas have centered mainly on the design and development of novel procedures to rate new loans. The purpose is to make the admission process more efficient and to support the dynamic growth in lending to individuals in mortgages, small businesses and credit cards.

Likewise, enhanced risk-control techniques came hand in hand with the application of a risk and return focus to assess the profitability of important product launchings throughout the year such as open-market mortgages; *Infonavit Support* mortgages at fixed-interest rates; the *Tarjeta Negocios* or *Business Card* to promote credit for small companies; private label credit cards; and personal loans.

The Bank has made an effort to improve processes, tools and internal procedures, multiplying the number of products and services available for customers through the segmented business network.

Standard behavior scoring systems were put in place on operational platforms for credit cards to support product risk management and guarantee its consistency with the growing private labels market, thereby additionally reinforcing on-line authorization strategies, extensions in credit lines, overdraft credit lines and collection techniques, among others.

A new corporate credit scoring system called *Rating* was designed and implemented and is compatible with external rating agencies, allowing for the optimization of the admission and follow-up processes for corporate lending.

The estimation of economic value of loans was initiated, beginning with the mortgage book, in an attempt to improve credit portfolio management.

The Group has progressed by achieving credit growth based on appropriate risk criteria with financing costs and plans that are adequate for the particular requirements of the Mexican market. A fundamental process was started to offer clients competitive products and services, based on risk-return analysis, following best international practices.

Positive evolution of credit recovery...

New strategies to collect on non-performing loans were implemented during the year, thus reducing past-due loans by 4,941 million pesos or 43%, without taking into consideration 1,259 million pesos of additional non-performing loans derived from regulatory changes in the classification of NPLs in the mortgage portfolio as of January, 2003.

The effective handling of loan rating and reserve determination methods allowed credit origination to remain within tolerated risk levels, translating into a healthier loan portfolio—non-performing loans declined from 6.5% to 3.6% in 2003—with a solid reserve coverage ratio of 147% by the end of the year.

NON-PERFORMING LOANS
MILLIONS OF PESOS AS OF DECEMBER, 2003


12,000
10,000
8,000
6,000
4,000
2,000
0
11,381
6,440
5,392
3,829
4,875
1,332
1,114
1,279
2002
2003
Commercial plus financial entities
Consumer
Mortgage
Total


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Enhanced risk-control techniques came hand in hand with the application of a risk-and-return focus to assess the profitability of important product launchings throughout the year, such as personal loans.

Non-interest-earning assets were reduced, increasing sales of repossessed assets when compared to 2002, reaching over 1,200 million pesos.

Measuring risk-adjusted return as a competitive advantage...

One of the best tools to compete in the market is proper risk management focused on risk-adjusted return (RAR). It is for this reason that, during 2003, Bancomer initiated an important long-term project which will allow for the definition of product segments and measure the risk-adjusted performance of each business unit, expected losses based on international standards, and assess the risk/return ratio by transaction and by customer.

As a fundamental part of the *RAR Project*, and seeking at the same time to appropriately comply with capitalization requirements established by the international agreement of Basel II, consolidation has begun for the development and implementation of a new method to identify, measure and mitigate operational risk.

Therefore, new qualitative *ex ante* models denominated *EvRO* (Evaluation of Operational Risk), which determines the risk involved in every transaction, and *TransVaR* (Trans Value at Risk), which keeps track of an already existing risk, have been used. Both models help to identify sources of operational risk and changes in its exposure, in addition to quantitative *ex post* models based on the statistical analysis of losses originated by operational risk.

In addition to the progress related to operational risk, objectives for market-related risk have been met with the development, automation, adjustment and valuation of procedures and systems which have made possible, among others, automated assessment reports to import data for calculation of value at risk, flow, structural risk *DataMart*, as well as accounting conciliation of information used for computation of value at risk, concentrating on limits for financial margin sensitivity, treasury liquidity and economic value sensitivity.

Systems and Operations

The Systems and Operations area supports business units, providing infrastructure and operational backup for customer service, and comprehensive solutions that go from process redesign, to the development and implementation of new technological solutions which could eventually be transformed into new banking services.

Customer service as the essence for business improvement...

Technological developments in remote-channel services such as on-line and telephone banking have disintermediated the bank representative-customer relationship, therefore requiring that such remote service offerings be secure and continuously available. In 2003, progress was made in preparing and maintaining technological solutions which allow for integral service and empower representatives who are still in direct contact with customers.

In 2003, a communication system was created to support network representatives in following up and delivering targeted service levels based on a single registry system which concentrates problem and solution reports. This led to more effective solutions, reducing check-related inquiry response time by 95% and the number of credit card, ATM and merchant reports by 39%.

Superior process efficiency makes resources available...

In 2003, another important effort was to increase branch efficiency, cutting by 50% the time needed to acquire and sell new products and services such as checking accounts, direct debiting, investments, payroll products, credit cards and mortgage loans, among others. Furthermore, processing time dedicated by representatives to transactions was reduced 32% in order to increase time allocated to sales in 359 critical offices, while at the same time simplifying teller transactions.

IMPROVEMENT IN CUSTOMER SERVICE


-39%
-50%
-32%
Credit card inquiries
New product acquisition time
Processing time converted into sales time

In the credit and debit card business, comprehensive control was improved with a new administrative system, increasing security for new card delivery and reinforced measures to activate cards over the telephone. Furthermore, the process to issue the *Bancomer Mini Card* was developed, and inquiries at offices and via internet were made available to avoid printing account statements.

The Unified Technological Platform was enhanced by migrating over 7,000 commercial loans, 3,000 consumer loans and 100,000 mortgage loans. In the same manner, the previous administrative and processing system for 1.8 million credit cards was incorporated onto the same platform.

As regards infrastructure, in 2003 technology was reinforced at 204 main offices, 432 ATMs were replaced and 20 branches were opened, in addition to converting 10 community offices with limited services into full-service branches.

On the subject of security, protection to the regional processing data center in Monterrey was intensified and the minimum security requirements project as requested by the Ministry of Finance was approved.

Applications were also developed to increase security for access, authorization and responsibilities; analyze customer behavior in order to detect fraudulent transactions; closely follow cash traffic to determine real flow and prevent money laundering; encrypt ATM access keys; combine information for mortgage loan contingencies; calculate late-payment collection fees; and manage amortization schedules for mortgage loan restructuring.

Human Resources

During 2003, significant headway was made in meeting Company commitments with employees.

First, the program *Experiencia BBVA* or *BBVA Experience* was initiated, an effort applicable to every country where BBVA is present and that is tropicalized to local conditions and needs, in order to spread the basic principles that today define the Future Vision and Corporate Culture and reinforce Brand Image. The main goal is to transmit to every contact group of interest a unique experience that will strengthen the company internally and become a differentiator in the market.

Out of this renewed focus, the *Gente BBVA Bancomer* or *BBVA Bancomer Employees* project was created to make employees perceive the Institution as the best place to work at. To guarantee its success, participation from all areas was sought, and a mutual commitment strategy was developed, where employees are convinced of living the Corporate Culture through their own behavior, and the Organization is engaged in creating plans that respond to requests such as fostering quality of life, leadership, recognition and development of internal talent. In 2003, a total of 7,476 employees were promoted, equivalent to 26% of the workforce.

In order to improve employee working conditions, a series of processes were automated for more efficient management of human resources. Among these innovations, the Intranet webpage—*Mi Portal* or *My Website*—was designed, offering personalized benefits for every employee, and a personnel inventory was created to record individual capabilities, such as skills and know-how required for optimal performance in a job position.



The *Gente BBVA Bancomer* or *BBVA Bancomer Employees* project was created to make employees perceive the Institution as the best place to work at.

On a different subject, Bancomer and the BBVA Bancomer Workers' Union together revised and modified working conditions in a spoken and respectful negotiation with important results, including a competitive wage increase. Furthermore, 23 working agreements were negotiated with various unions for affiliated companies.

Finally, in accordance with applicable regulation, the certification process for mutual fund sales personnel took place, which applies to employees from different business areas who execute transactions with investors by establishing procedures (training courses, tests and administrative plans with authorities) to certify technical capabilities, credit quality and honorability with the National Banking and Securities Commission (CNBV). Additionally, during the year, 937,334 training hours were dedicated to employees.

Auditing

In 2001, BBVA Bancomer started to intensively use technology for internal auditing purposes by adopting a new tool called *Teammate*, which enables auditors to take the first step towards deep and open contact, and allows for the control of technological tools to improve audit planning, execution and communication processes.

At the same time, BBVA developed an internal system designed specifically to audit the Bank's commercial networks, named *BBVA Audit.* During 2003, this system was installed at Bancomer, retrieving data from application systems. It is available on the Company's Intranet, which will permit its use from any office in the network to carry out remote audits.

BBVA Audit's main feature is to identify potential and real scenarios related to credit, operation and reputation risk, by individually evaluating offices and customers, based on certain criteria and predetermined parameters that prioritize and classify these situations according to implied risk valuation. Thus, on-site audits are programmed for high risk profile offices, as well as off-site audits to detect uncharacteristic, abnormal or unusual transactions.

Unusual transactions or behavior can be detected in advance through a method of alert signals designed to gather information systematically from the systems platform. This is achieved with periodic (daily, weekly and monthly) searches which make a clear difference in terms of allowing timely detection for auditors. With this, *Auditoría a Distancia* or *Auditing at a Distance* will be a fundamental base to develop future audit responsibilities to support the structure and improve control mechanisms.

Performance 2003

The overall business strategy for 2003 was to boost credit volumes in the most profitable market segments on the back of growing demand while, at the same time, keeping the risk of greater credit assets on the Balance Sheet in check.

The effort to increase the contribution of credit spreads to net interest income came in tandem with the effort in deposit pricing and mix management to respond to an environment of significant downward pressure in interest rates. A sound performance in net interest income, together with a positive showing in fees and ongoing cost controls, led to solid gains in recurrent income (net interest income before monetary result, plus fees, minus expenses) of 2,987 million pesos or 23.9% over 2002, to 15,491 million pesos.

Net Income

Net income in 2003 was 7,653 million pesos, 10.6% higher than the previous year. This result is mostly attributable to an 8.7% increase in net interest income before monetary effect from 2002 to 2003. Furthermore, the contribution of fee and commission income was also important with a 10.9% gain year on year. Finally, income growth was not weighed down by additional expenses, which ticked up a mere 0.3% in 2003, given strict institutional checks, albeit reflecting a much larger operations base.

Net Interest Income

In 2003, net interest income before monetary result was 20,800 million pesos, translating into a net interest margin as a percent of interest-earning assets of 4.8%, 12 basis points higher than that of 2002.

This favorable performance in net interest margin was achieved despite a 137-basis-point drop in the average interest rate throughout 2003, and a 6.0% increase in average interest-earning assets over the same period.

Growth in the net interest income is partially attributable to heightened credit activity. Excluding UDI trusts, consumer loans registered a 19.9% gain in 2003 to reach 25,130 million pesos, while commercial loans in pesos went up 16.1% to 41,021 million pesos and government lending was up 43.2% to 25,657 million pesos over the same period. Thus, credit contribution to net interest income in 2003 was 31.3%, as compared to 25.5% a year earlier.

Branch deposits increased 9.5% during the year, mainly due to demand deposit growth of 15.3% to 179,825 million pesos. A greater proportion of demand deposits as a percent of total deposits contributed to the cost of funding, dropping 107 basis points to 38.9% of the 28-day TIIE in 2003.

NET INCOME
MILLIONS OF PESOS AS OF DECEMBER, 2003



6,682
6,922
7,653
2001
2002
2003

DEPOSIT MIX AND FUNDING COST



40.0%
47.5%
49.8%
38.9%
2002
2003
Demand deposits as % of total
Funding cost as % of TIIE

The net interest margin before monetary result improved substantially in 2003 to 71.2% of the 28-day interbank rate, versus 57.8% in 2002.

Loan-Loss Provisions

The total loan-loss provisioning charge in 2003 was 3,839 million pesos, equivalent to 2.2% of total average loans excluding Fobaproa. Reserve coverage reached 146.6% as of December 2003, compared to 112.8% in 2002.

Past-due loans dropped 43.4% to 6,440 million pesos in 2003 on the back of heightened recovery efforts, therefore improving the past-due loan ratio (excluding Fobaproa) to 3.6% as of year-end 2003, from 6.5% a year earlier.

Net Fee and Commission Income

Fee and commission income in 2003 was 13,987 million pesos, 10.9% higher than in 2002. The growth primarily stemmed from credit and debit cards, which increased 33.0%, money remittances, which were up 18.5%, and account management, which grew 8.0%, over the same period. Performance is mostly a result of larger volumes in the number of transactions throughout the year, coupled with greater scrutiny in the collection effort carried out in the third quarter of 2003.

As of year-end 2003, fee and commission income equaled 40.2% of total income (net interest income and fees), very much in line with 39.7% for 2002.

The fee to expense ratio in 2003 increased to 72.5%, from 65.5% a year earlier, given a clear focus on fee income streams and expense controls.

CONTRIBUTION TO GROWTH IN RECURRENT INCOME



151%
82%
-133%
46%
56%
-2%
2002
2003
Net interest income before monetary result
Expenses
Fees

CREDIT VOLUMES

EXCLUDING FOBAPROA AND UDI TRUSTS
MILLIONS OF PESOS AS OF DECEMBER, 2003



20,011
10,773
20,967
68,484
2002
27,453
10,572
25,130
69,614
2003
Commercial loans
Consumer loans
Mortgage loans
Government loans

NET INTEREST INCOME

MILLIONS OF PESOS AS OF DECEMBER, 2003



8.2%
20,800
6.8%
4.7%
4.8%
19,138
2002
2003
Net interest income as a percent of average earning assets
TIIE
Net interest income before monetary result

Trading Income

Trading income in 2003 was 1,250 million pesos, breaking down into 416 million pesos from securities trading and 834 million pesos from foreign exchange trading.

Non-interest Expense

Heightened activity comes in tandem with a larger expense base. Nonetheless, non-interest expense in 2003 stood at 19,296 million pesos, a mere 0.3% increase over 2002. Stabilizing costs was achieved by closely scrutinizing manageable expenses, mainly wages and benefits, which were up a marginal 0.1% over the same period. However, non-manageable expenses were proportionally higher, mostly attributable to 7.6% growth in deposit insurance contributions to the IPAB (Instituto de Protección al Ahorro Bancario or Deposit Insurance Agency).

The efficiency ratio still showed significant improvement, dropping 3.7 percentage points in 2003 to 53.3%.

Non-banking Businesses

Non-banking businesses continued to represent an important source of revenues, contributing 19.9% of net income in 2003.

- Afore Bancomer's net income grew 0.2% to 947 million pesos in 2003.
- In 2003, Seguros Bancomer registered net income of 390 million pesos, 31.8% higher than in 2002.
- Net income for Pensiones Bancomer was 194 million pesos, 2.1% more than a year earlier.
- In 2003, Casa de Bolsa Bancomer reported net income of 100 million pesos, 28.2% higher than that of 2002.
- Net income for Bancomer Transfer Services increased 112.8% in 2003 to reach 139 million pesos.
- Bancomer Gestión registered net income of 96 million pesos in 2003, a 4.3% hike over that of 2002.

Capitalization

The Balance Sheet was once again strengthened by a growing equity base. As of December 2003, Tier 1 capital stood at 14.2% with total capital reaching 16.4%, an improvement over 9.9% and 13.1%, respectively, in 2002.

This level of capitalization will allow for continued growth in credit as loan demand increases in Mexico, in addition to reinforcing the perception of the Bank's risk exposure.

CREDIT RISK RATINGS

S&P	FC	LC	FITCH	FC	LC	MOODY'S	FC	LC
LONG TERM								
AAA			AAA			Aaa		
AA+			AA+			Aa1		
AA			AA			Aa2		
AA-			AA-			Aa3		
A+			A+			A1		■
A			A			A2		
A-		□	A-			A3		■*
BBB+		■	BBB+			Baa1		
BBB			BBB		□■	Baa2	□■	
BBB-	□■		BBB-	□■		Baa3		
SHORT TERM								
A-1			F1			P-1		■
A-2		□■	F2		■	P-2	■	
A-3	□■		F3	□■		P-3		

FC = Foreign Currency / LC = Local Currency
■ Bancomer
□ Mexico
* Rating for bonds

NATIONAL SCALE (BANCOMER)

	S&P	FITCH	MOODY'S
LONG TERM	N.A.	AAA (mex)	Aaa.mx
SHORT TERM		F1+(mex)	MX-1

Public Tender Offer by BBVA

On February 2, 2004, Grupo BBVA, SA (BBVA) announced its intention to launch an offer to purchase the total amount of outstanding shares representing approximately 40.6% of Grupo Financiero BBVA Bancomer, SA de CV's (GFBB) capital stock, which it did not own to such date, at a price of 12 pesos per share. BBVA also announced its intention to request the removal of GFBB as a publicly traded listing on the Mexican Stock Exchange (BMV).

On February 11, Bancomer's Audit Committee resolved to designate Goldman, Sachs & Co. as an independent expert to render opinion on the offer, in order to provide greater transparency and objectivity, as well as to conform to best corporate practices.

The Committee, based on its research, then resolved to recommend that shareholders accept the offer in light of the fact that it believed it to be fair from a financial point of view.

On February 19, the Ministry of Finance and Public Credit and the National Banking and Securities Commission authorized BBVA to increase its stake in GFBB, thus initiating the tender offer.

In a meeting held on February 24 and following the recommendation previously set forth by the Audit Committee, GFBB's Board of Directors resolved that BBVA's tender price to acquire the total remaining amount of GFBB shares not currently owned was fair from a financial point of view, considering that the GFBB minority shareholders' rights other than BBVA's were protected and respected. Furthermore, the Board of Directors informed that shareholding members had collectively, unanimously, and expressly ratified their intention to tender their holdings.

On March 17, the Mexican Stock Exchange announced that it would remove GFBB from the Mexican Stock Exchange Index (IPC) once the tender offer concluded.

Lastly, on March 22, 2004, BBVA informed that the final number of tendered shares totaled 3,660,295,210 or 39.46% of GFBB's capital stock. With the acquisition of such shares, the percentage stake of GFBB held by BBVA increased to 98.88%.

Our Organization is committed to social responsibility. Currently, people are increasingly demanding that companies take community issues into consideration in a timely and organized manner, involving the large corporate player in problem solving. When we speak of social responsibility, we are not referring to philanthropy or altruism, but rather to a set of values, work and commitment that companies must assume in order to become key players in the growth of their communities—because society requests it and because it is beneficial for the company itself. The ongoing generation of value is a positive contribution to employees, clients and shareholders.

Thus, BBVA Bancomer has incorporated in its Corporate Culture the principle of social responsibility as a commitment to the development of the communities in which the Organization does business. This responsibility is carried out through the Bancomer Foundation and seeks mainly to improve the quality and level of education in Mexico.

Bancomer's role in promoting education...

The Group considers education a key driver of economic development for any country, reason why in 2003 the following programs were undertaken:

a) A total of 1,100 scholarships were awarded to boys and girls, ages 12 to 14, coursing their sixth year of grade school, winners of the Children's Knowledge Olympics in 2002 and 2003, guaranteeing their middle-school studies. It is worth mentioning that 40% of these students are rural or indigenous.

b) A total of 120 scholarships for outstanding students with scarce resources were awarded for high-school studies at the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).

c) A total of 90 scholarships were awarded to outstanding students with low income.

d) The *Acercamiento a las Ciencias* or *Approach to Science* program sponsored physics, chemistry and biology labs for 153,717 grade school students at the Children's Museum, and 31,523 children enrolled in plans coordinated by the Ministry of Education.

At Bancomer, we are committed to education.

In 24 educational centers throughout Mexico a total of 2,850 adults received self-improvement, reading, literacy, open grade school and middle school, computer science, electrical, carpentry and varnishing courses. This was achieved with the help of 285 Bancomer volunteers and retirees.

Additionally, efforts were directed towards protecting the environment and creating environmental workshops for elementary and middle-school students.

Bancomer in the prevention of addictions...

In order to protect students' health, a prevention campaign was set up in government schools in Mexico City in a joint effort between the Foundation against Drug Addiction (FAD), the Ministry of Education and the Bancomer Foundation.

Bancomer support through difficult times...

In 2003, Bancomer supported 500 families affected by hurricane Kenna in the state of Nayarit and 1,000 families in the state of Yucatán affected by hurricane Isidore, through the *Envía a tu Hijo(a) a la Escuela* or *Send your Child to School* program in which children receive a sustenance scholarship. Furthermore, 100 computers were donated to damaged schools in Nayarit and 200 in Yucatán.

ESR EMPRESA SOCIALMENTE RESPONSABLE



WINNERS OF THE "CHILDREN'S 2003 KNOWLEDGE OLYMPICS"

BBVA Relevant Data

(Consolidated Figures)

	12-31-03 US$ (1)	12-31-03 Euros	▲%
BALANCE SHEET (millions of euros)			
Total assets	362.670	287.150	2,7
Credit on clients (gross)	193.581	153.271	4,7
Clients assets on balance	230.916	182.830	1,3
Other client assets under management	142.812	113.075	3,9
Total client assets under management	373.728	295.905	2,3
Equity (2)	15.674	12.410	0,5
INCOME STATEMENT (millions of euros)			
Net interest income	7.626	6.741	(13,7)
Basic margin	11.316	10.004	(12,8)
Ordinary margin	12.053	10.656	(12,9)
Exploitation margin	5.537	4.895	(12,2)
Exploitation margin with Argentina and Brazil consolidated under the equity method	5.523	4.883	(4,3)
Profit before taxes	4.312	3.812	22,2
Net Group income	2.519	2.227	29,5
OTHER FIGURES			
Market capitalization (millions of euros)	44.198	34.995	20,1
Group net income per share	0,79	0,70	29,5
Book value	4,90	3,88	0,3

	12-31-03	12-31-02
RELEVANT RATIOS (%)		
Business margin/total average assets	1,75	1,93
ROE	18,4	13,7
ROA	1,04	0,85
RORWA	1,74	1,48
Efficiency ratio	47,2	47,2
Past-due ratio	1,74	2,37
Coverage ratio	166,3	146,8
CAPITAL RATIOS (BIS NOMINATIVE) (%)		
Total	12,7	12,5
Core capital	6,2	5,9
TIER I	8,5	8,4
OTHER RELEVANT DATA		
Number of employees	86.197	93.093
• Spain	31.095	31.737
• America (3)	53.100	59.293
• Rest of the world	2.002	2.063
Number of offices	6.924	7.504
• Spain	3.371	3.414
• America (3)	3.353	3.886
• Rest of the world	200	204

(1) Exchange rates used: - Balance Sheet: 0,791766 euros/USD (12/31/03)
- Income statement: 0,884048 euros/USD (2003 average)

(2) After applying year-end results.

(3) Includes banking activities and pension fund asset management for BBVA in all Latin American countries in which BBVA is present.



“BBVA has clearly fallen into a dynamic of profitable growth, which will only be reinforced in 2004”

This past 2003 was an excellent year for BBVA, reflected in the Group’s attributable income, up 29,5% to 2.227 million euros. But even more noteworthy is the quality of BBVA’s Income Statement with constant growth in recurrent income throughout the year, on the back of what was a definite improvement in all three of the core business segments: Retail Banking in Spain and Portugal, Corporate and Investment Banking, and America.

The stock rallied 20,1% in 2003, outperforming the Euro Stoxx 50 Index, which increased 15,7%.

BBVA has clearly fallen into a dynamic of profitable growth in 2003, which will only be reinforced in 2004. The buyout of minority shareholders at Bancomer (approximately 40% of the total) will also contribute—a magnificent transaction seen from the perspective of BBVA’s shareholders and whose basic guidelines will be covered later on.

The positive figures in 2003, a more optimistic outlook on 2004, and the Organization’s capital strength have allowed BBVA to once again embark on the path of multiplying shareholder return. Thus, the Board of Directors proposed a 0,384 euro-per-share dividend payment for 2003 to the Shareholders’ Meeting, 10,3% higher than for the previous year and slightly above that of 2001.

BBVA's outstanding results have been achieved albeit a complicated global economic and financial backdrop. The Federal Reserve and the European Central Bank cut interest rates to minimum historical levels of 1% and 2%, respectively. The progression of extraordinarily low interest rates indeed led to significant downward pressure on the financial entities' net interest margin.

The economic outlook strengthened throughout the year, with a notable recovery in the United States and in several Asian countries. Nonetheless, European growth remained bleak. Among the main European players, only Spain was able to maintain acceptable levels of activity with a GDP increase of 2,4% in 2003.

Latin American countries, despite surviving a previous-year recessional environment, posted modest growth in 2003.

A gradual remission in uncertainty boosted equity markets, making up for previous-year losses. On the other hand, currency markets showed strong volatility with a meaningful depreciation of the dollar and, consequently, most Latin American currencies versus the euro. This has had a negative impact on BBVA's local currency reporting of its earnings in America. In constant currency terms, total attributable Group income would have reached a 42,7% gain instead of the reported 29,5%.

Better results and a brighter outlook are a reflection of the success of the new Group strategy presented at the General Shareholders' Meeting in 2002, and for which every member of BBVA has since been working towards.

Over the past two years, the Organization has seen the consolidation of a business model capable of anticipating great technological and social change which targets ongoing value accretion for shareholders via profitable growth.

This model is based on four core elements: customer orientation, diversification, optimal allocation of resources based on excellent risk management, and the constant search for improvement in productivity and efficiency by way of innovation.

These guidelines have allowed BBVA these past two years to embark on a profound transformation, which has touched every member of the Organization and which has made it more responsive to the demands of both clients, and the society in which it evolves.

Throughout this process, Corporate Governance was revamped in order to comply with the most stringent international standards. Currently, Corporate Governance at BBVA spearheads its kind and grants optimum protection to all shareholders. This year, even a dedicated report to Corporate Governance has been published, describing the structure and accomplishments for 2003. Among these is the publication of a strict code of conduct for all employees and the proposal to reform Company bylaws to suppress any existing mechanisms of protection.

BBVA's corporate culture has also been renovated and can be summarized in the idea that *"at BBVA, we work to offer people a better future"*. The concept of people encompasses shareholders, customers, employees and communities in which BBVA operates. Following on its commitment, BBVA has likewise published its second Social Responsibility Report.

In early 2003, the Organization also underwent profound structural reengineering in order to make it more flexible, bringing the Institution closer to its customers and better focusing on the business. Towards the end of the year, an ambitious transformation of BBVA's top management was designed and executed, prioritizing the most relevant functions for the Group, allowing for greater responsibility and empowerment for those that generate activity, income and results.

To summarize, BBVA has exerted tremendous effort over the past two years aimed at mid- and long-term improvement, and is beginning to reap the benefits.

In 2003, according to data available to this date, BBVA has met its commitment to become one of the three leading banks in the Euro Stoxx 50 Index in terms of profitability, efficiency and growth in earnings per share. With an ROE of 18,4%, BBVA is at the forefront of large Euro Zone banks. Furthermore, it is ranked top of the list in terms of efficiency, with a ratio of 46,6%. And finally, the 29,5% hike in earnings per share also puts BBVA in a clear pole position among European peers.

"Corporate Governance at BBVA spearheads its kind and grants optimum protection to all shareholders"

"BBVA has consolidated a business model capable of anticipating great technological and social change"

At the same time, in 2003, BBVA improved its already solid capitalization ratios. Core capital was 6,2% versus 5,9% in December, 2002. The BIS ratio increased as well to 12,7% vs. 12,5% a year earlier. The Group's financial strength is also manifest in the past-due loan ratio of 1,31% (excluding Argentina and Brazil), comparing favorably to 1,70% in 2002, and reserve coverage stands at 201,1% (the highest in the Euro Zone), ten percentage points above that of the earlier year.

Such excellent numbers for BBVA, a result of the effort put in over the past two years, place the Organization quite comfortably vis-à-vis its competitors and allow us to embark on a phase of greater development initiated in 2003.

BBVA has potential for further organic growth within its current business and activity portfolio, a potential which will be harvested in the following years. At the same time, BBVA is ready to take on new operations implying inorganic growth based on two fundamental premises: that such transactions create shareholder value and that they make sense for the Group's overall strategy.

Based on such principles, last February 2 an important transaction was announced: the purchase of the remaining 40% stake of BBVA Bancomer owned by minority shareholders. This is a magnificent operation, which perfectly complies with the basic requirements spelled out.

The acquisition of the entire BBVA Bancomer stake will generate incremental earnings per share as of the first year, that is, as of 2004. The execution risk is minimal as well, given that BBVA Bancomer was already fully integrated with BBVA. Likewise, most of this transaction is financed through sales of other investments, taking advantage of the improvement in the equity markets in 2003, meaning that after these sales, the market value and accumulated gains are clearly higher than in 2002.

In the days following the announcement of the tender offer for Bancomer, BBVA increased its equity by 6% in a transaction carried out in record time among institutional investors, guaranteeing that the Institution continue to comply with quite demanding levels of solvency it has set for itself.

Thus, BBVA starts out 2004 strengthened and centered on increasing activity and results, with the expectation of accelerating the trend towards the end of the year.

In 2004, the Organization's goal will be to build market share in Spain by focusing on higher value-added products and services; to maximize the contribution from Mexico to the Group's Income Statement; and, in America, to boost both commercial operations as well as recurrent income, making use of the Institution's competitive position and the upswing in these countries' economies.

BBVA once again is committed to ranking among the top three banks in terms of profitability, efficiency and growth in earnings per share among the Euro Stoxx 50 Index in 2004.

With the support of shareholders and the effort of 86.000 employees, 2004 should bring even better results and constant improvement for BBVA as a reference for the global financial industry in the twenty-first century.

Grupo Financiero BBVA Bancomer, S.A. de C.V.

Don Eugenio Garza Lagüera
Honorary Chairman

Proprietary Members

Ricardo Guajardo Touché
Chairman

Juan Carlos Braniff Hierro**
Vice-chairman

Jaime Guardiola Romojaro
Vice-chairman

Alberto Bailleres González
José Fernando Calderón Ayala
José Fernando de Almansa y Moreno-Barreda*
José Antonio Fernández Carbajal
José Guillermo Alfonso Garza Valdés
José Ignacio Goirigolzarri Tellaeche
Francisco González Rodríguez
José Ramón Guerediaga Mendiola*
Max Michel Suberville
Vitalino Manuel Nafría Aznar
Antonio Ortega Parra*
Gonzalo Terreros Ceballos*

Alternate Members

Mariana Garza Lagüera
Bárbara Garza Lagüera
Eduardo Arbizu Lostao
Arturo Manuel Fernández Pérez
José Fernando Calderón Rojas
Sergio Ciklik Sneider*
Eva Garza Lagüera
Juan Carlos Garza Garza
Luis Robles Miaja
Raúl Santoro de Mattos Almeida
Manuel Francisco Arce Rincón*
Maximino José Michel González
Andrés Aymes Blanchet
Alberto Sánchez Palazuelos*
Eduardo Sitt Cherem*

Secretary
Luis Robles Miaja

Secretary Proterm
José Fernando Pío Díaz Castañares

Examiner
José Manuel Canal Hernando

Alternate Examiner
Ernesto González Dávila

* Independent members
** At the Board of Directors' meeting which took place in October, 2003, Mr. Juan Carlos Braniff Hierro presented his resignation, which will be submitted for approval to the Shareholders' Meeting.

BBVA Bancomer, S.A. and BBVA Bancomer Servicios, S.A.

Proprietary Members

Ricardo Guajardo Touché
Chairman

Juan Carlos Braniff Hierro**
Vice-chairman

Jaime Guardiola Romojaro
Vice-chairman

Alberto Bailleres González
José Fernando de Almansa y Moreno-Barreda*
Eduardo Angel Elizondo Lozano
José Antonio Fernández Carbajal
José Ignacio Goirigolzarri Tellaeche
Francisco González Rodríguez
José Ramón Guerediaga Mendiola*
Max Michel Suberville
Vitalino Manuel Nafría Aznar
Antonio Ortega Parra*
Julio Serrano Segovia
Gonzalo Terreros Ceballos*

Alternate Members

Mariana Garza Lagüera
Bárbara Garza Lagüera
Eduardo Arbizu Lostao
Arturo Manuel Fernández Pérez
Sergio Ciklik Sneider*
José Fernando Calderón Ayala
Eva Garza Lagüera
Luis Robles Miaja
Raúl Santoro de Mattos Almeida
Manuel Francisco Arce Rincón*
Maximino José Michel González
Andrés Aymes Blanchet
Alberto Sánchez Palazuelos*
Héctor Rangel Domene
Eduardo Sitt Cherem*

Secretary
Luis Robles Miaja

Secretary Proterm
José Fernando Pío Díaz Castañares

Examiner
José Manuel Canal Hernando

Alternate Examiner
Ernesto González Dávila

* Independent members
** At the Board of Directors' meeting which took place in October 2003, Mr. Juan Carlos Braniff Hierro presented his resignation, which will be submitted for approval to the Shareholders' Meeting.

Jaime Guardiola Romojaro
Vice-chairman of the Board and
Chief Executive Officer

Oscar Cabrera Izquierdo
General Director
Finance and Comptrollership

Fernando Díaz Castañares
General Director
Legal Counsel

Tomás Ehrenberg Aldford
General Director
Middle-Market and Government Banking

José María García Meyer-Döhner
General Director
Retail Banking

Alfredo Gisholt Orozco
General Director
Human Resources

Juan Luis Mayordomo Saugar
General Director
Global Markets and Distribution

Anthony McCarthy Sandland
General Director
Corporate and Investment Banking

José Ignacio Merino Martín
General Director
Auditing

Manuel Sánchez Rodríguez
General Director
Risk Management and Workout

Leandro Vela Sánchez
General Director
Systems and Operations

Presidents

Acapulco
Mario Martínez Morán

Aguascalientes
Rogelio López López

Baja California Norte
Rodrigo Valle Hernández

Colima
Carlos de la Madrid Virgen

Cuernavaca
Francisco Alvarez Vázquez (Honorary)

Cuernavaca
Justo Javier Ezquer García

Chiapas
Martha Noemí Zapata Pérez

Chihuahua
Federico de la Vega Mathews

Guadalajara
Ignacio Aranguren Castiello

Guanajuato
José de Jesús Martínez Herrera

Gulf
Benito Argüello Garza

Jalisco
José Martínez Ramírez

La Laguna
Ramón Iriarte Maisterrena

Metropolitan North (Mexico City)
Jorge Barbará Zetina

Metropolitan South (Mexico City)
Oscar Uribe de la Sierra

Michoacán
Gregorio Gómez Alonso

Monterrey
Eduardo A. Elizondo Lozano

Nayarit
José Octavio Menchaca Díaz del Guante

Oaxaca
Vladimiro Cué Bolaños

Pachuca
Vito Alessio Aguirre Chávez

Peninsular
Fernando Ponce García

Puebla
José Antonio González Fernández

Querétaro
Augusto Larrondo Arcaute

San Luis Potosí
José Martín Alba Martín

Sinaloa
José Enrique Rodarte Salazar

Sonora
José Díaz Laso

Tabasco
David Gustavo Gutiérrez Ruiz

Toluca
Eduardo Monroy Cárdenas

Veracruz
Manuel Collado Tassinari





Financial Statements 2003

Deloitte

We have audited the accompanying consolidated balance sheets of Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries (the "Financial Group") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Financial Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting rules applicable to the Financial Group. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Notes 2 and 4, the operations of the Financial Group and its requirements with regard to financial information are regulated by the National Banking and Securities Commission (the "Commission"), which issues accounting circulars, as well as general and specific rulings that regulate the recording of transactions. Note 5 describes the differences between the accounting practices prescribed by the Commission and accounting principles generally accepted in Mexico, commonly applied in the preparation of financial statements for other types of unregulated entities in Mexico.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with the accounting rules prescribed by the Commission.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

CPC Jorge Tapia del Barrio
February 2, 2004

A member firm of
Deloitte Touche Tohmatsu

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 AND 2002

(THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER OF DECEMBER 31, 2003)

ASSETS		2003		2002
Cash and due from banks	$	70,697,164	$	74,118,513
SECURITIES:				
Trading		79,162,278		39,199,456
For sale		2,589,454		4,977,590
Held to maturity		41,694,686		21,864,012
		123,446,418		66,041,058
TRANSACTIONS WITH SECURITIES AND DERIVATIVES:				
Debtor balances in repurchase and resale agreements		72,331		181,605
Derivatives		27,632		35,988
Unassigned securities to be settled		647		5,401
		100,610		222,994
PERFORMING LOANS:				
Commercial		69,706,547		68,616,493
Financial entities		602,086		1,332,422
Consumer		25,130,354		20,966,759
Mortgage		36,834,471		41,492,265
Government entities		38,903,840		32,431,539
FOBAPROA or IPAB notes		79,905,923		80,933,166
Total performing loans		251,083,221		245,772,644
NON-PERFORMING LOANS:				
Commercial		1,277,000		4,873,563
Financial entities		1,516		1,517
Consumer		1,332,056		1,113,661
Mortgage		3,828,808		5,392,086
Government entities		286		286
Total non-performing loans		6,439,666		11,381,113
Total loans		257,522,887		257,153,757
Allowance for loan losses		(9,444,365)		(12,835,627)
Total loans, net		248,078,522		244,318,130
Receivables, sundry debtors and prepayments, net		7,427,744		6,270,471
Repossessed assets, net		2,604,703		3,384,676
Property, furniture and equipment, net		14,631,460		15,581,608
Equity investments		4,308,337		3,258,183
Deferred taxes		22,288,497		24,934,175
OTHER ASSETS:				
Goodwill		4,821,960		5,109,938
Deferred charges and other intangible assets		1,313,399		1,509,306
		6,135,359		6,619,244
Total assets	$	499,718,814	$	444,749,052

MEMORANDA

TRANSACTIONS ON BEHALF OF THIRD PARTIES:				
CUSTOMER CURRENT ACCOUNTS:				
Customer cash balances	$	3,070	$	2,924
Customer transaction settlements		842,571		3,320,628
Customer premiums		93		10
		845,734		3,323,562
CUSTOMER SECURITIES:				
Held in custody		155,312,771		180,084,698
Securities and notes held in guarantee		290,038		33,304
		155,602,809		180,118,002
TRANSACTIONS ON BEHALF OF CUSTOMERS:				
Repurchase and resale agreements		949,302		5,443,720
Securities on loan (lending party)		5,214		1,973
Purchase transactions (option price)		3,829		2,977
Investment banking transactions on behalf of third parties, net		28,308,447		14,895,600
		29,266,792		20,344,270
Total on behalf of third parties	$	185,715,335	$	203,785,834

These balance sheets, consolidated with those of the financial entities and other companies forming part of the financial group and which can be consolidated, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting the operations conducted by the holding company and the financial entities and the other companies forming part of the Financial Group and which can be consolidated, as of the date stated above, which were carried out and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated balance sheets were approved by the Board of Directors under the responsibility of the signatories.

Jaime Guardiola Romojaro Chief Executive Officer	Oscar Cabrera Izquierdo General Director, Finance and Comptrollership	José Ignacio Merino Martín General Director, Auditing	Luis Ignacio de la Luz Dávalos Director, Corporate Accounting

The accompanying notes are an integral part of these consolidated balance sheets.

LIABILITIES	2003	2002
DEPOSITS:		
Demand deposits	$ 179,824,509	$ 155,973,676
Time deposits	181,330,898	172,539,091
	361,155,407	328,512,767
INTERBANK LOANS AND LOANS FROM OTHER ENTITIES:		
Payable on demand	12,346,890	2,186,290
Short-term	31,644,699	20,573,859
Long-term	12,845,492	20,102,824
	56,837,081	42,862,973
TRANSACTIONS WITH SECURITIES AND DERIVATIVES:		
Creditor balances in repurchase and resale agreements	404,738	228,244
Deliverable securities in lending securities transactions	902,816	-
Derivatives	697,829	958,869
Unassigned securities to be settled	183	3,996
	2,005,566	1,191,109
OTHER PAYABLES:		
Income taxes and employee profit sharing	543,947	609,801
Accrued liabilities and other	6,380,979	6,512,600
	6,924,926	7,122,401
Subordinated debt	5,332,005	5,438,300
Deferred credits	38,827	42,867
Total liabilities	432,293,812	385,170,417
STOCKHOLDERS' EQUITY		
SUBSCRIBED CAPITAL:		
Paid-in capital	7,881,644	2,984,641
Share premium	34,687,742	66,931,408
EARNED CAPITAL:		
Capital reserves	6,432,267	7,843,676
Result of prior years	6,921,715	(5,317,562)
Unrealized losses on for sale securities	(537,665)	(2,223,770)
Cumulative translation adjustments	-	29,715
Deficit on equity restatement	-	(22,567,271)
Results from holding non-monetary assets	(1,744,058)	(944,186)
Net income	7,653,477	6,921,715
Majority stockholders' equity	61,295,122	53,658,366
Minority interest in consolidated subsidiaries	511,280	496,374
Minority interest in capital notes	5,618,600	5,423,895
Total stockholders' equity	67,425,002	59,578,635
Total liabilities and stockholders' equity	$ 499,718,814	$ 444,749,052

ACCOUNTS

FINANCIAL GROUP'S OWN TRANSACTIONS		
CONTROL ACCOUNTS:		
Guarantees given	$ 24,859	$ 92,972
Other contingent obligations	2,539,382	2,630,096
Irrevocable lines of credit granted	11,749,177	11,093,012
Assets in trust or under mandate	379,849,330	382,820,576
Assets in custody or under administration	55,176,674	42,626,933
Amounts committed to FOBAPROA or IPAB transactions	37,173,357	36,967,538
Securities delivered in custody	185,025	578,279
Government securities in custody	494,262	1,583
Securities in guarantee	-	3,491
	487,192,066	476,814,480
Repurchase and resale agreements		
Securities receivable from resale transactions	136,891,166	152,301,027
Less- Resale creditors	(137,173,587)	(152,389,113)
	(282,421)	(88,086)
Repurchase debtors	79,481,681	49,153,840
Less- Securities deliverable on repurchase transactions	(79,531,667)	(49,112,393)
	(49,986)	41,447
Total Financial Group's own transactions	$ 486,859,659	$ 476,767,841

	2003	2002
Historical paid-in capital	$ 1,020,427	$ 1,020,427
Shares delivered in custody	17,963,462,908	17,963,462,908

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CONSOLIDATED STATEMENTS OF INCOME

(THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER OF DECEMBER 31, 2003)

	2003	2002
Interest income	$ 49,330,246	$ 50,793,817
Interest expense	(28,530,232)	(31,655,931)
Monetary gain, net	176,231	899,298
Net interest income	20,976,245	20,037,184
Provision for loan losses	(3,839,312)	(2,802,235)
Net interest income after provision for loan losses	17,136,933	17,234,949
Commission and fee income	15,878,568	14,441,053
Commission and fee expense	(1,891,514)	(1,829,234)
Trading income, net	1,249,843	1,116,331
Operating revenue	32,373,830	30,963,099
Non-interest expense	(19,296,089)	(19,245,275)
Operating income	13,077,741	11,717,824
Other income	1,068,441	1,101,697
Other expense	(2,428,522)	(1,336,706)
Monetary loss	(775,444)	(887,048)
Income before income taxes and employee profit sharing	10,942,216	10,595,767
Current income taxes and employee profit sharing	(644,959)	(619,289)
Deferred income taxes and employee profit sharing	(2,678,050)	(2,613,023)
Income before share in net income (loss) of non-consolidated subsidiaries and affiliates	7,619,207	7,363,455
Share in net income (loss) of unconsolidated subsidiaries and affiliates	270,968	(205,517)
Net income before minority interest	7,890,175	7,157,938
Minority interest	(236,698)	(236,223)
Net income	$ 7,653,477	$ 6,921,715

These income statements, consolidated with those of the financial entities and other companies forming part of the financial group and which can be consolidated, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting all of the revenues and expenses derived from the operations conducted by the holding company and the financial entities and other companies forming part of the financial Group and which can be consolidated as of the date stated above, which were carried out and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated income statements were approved by the Board of Directors under the responsibility of the signatories.

Jaime Guardiola Romojaro Chief Executive Officer	Oscar Cabrera Izquierdo General Director, Finance and Comptrollership	José Ignacio Merino Martín General Director, Auditing	Luis Ignacio de la Luz Dávalos Director, Corporate Accounting

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER OF DECEMBER 31, 2003)

	SUBSCRIBED CAPITAL			
	PAID-IN CAPITAL	SHARE PREMIUM	CAPITAL RESERVES	RESULT OF PRIOR YEARS
Balances at December 31, 2001	$ 2,978,489	$ 66,630,226	$ 7,842,612	$ (11,809,599
MOVEMENTS DUE TO STOCKHOLDERS' DECISIONS-				
Transfer of 2001 net income	-	-	-	6,682,208
Increase in legal reserve	-	-	1,064	(1,064
Subordinated debt conversion	6,152	301,182	-	-
Dividends paid by Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	-	-	-	-
Total	6,152	301,182	1,064	6,681,144
COMPREHENSIVE INCOME MOVEMENTS-				
Net income for the year	-	-	-	-
Restatement of capital notes	-	-	-	-
Result from holding non-monetary assets	-	-	-	-
Unrealized gain on for sale securities	-	-	-	-
Translation of foreign subsidiaries	-	-	-	(34,901
Adjustments in subsidiaries' prior years' results	-	-	-	(154,206
Total	-	-	-	(189,107
Balances at December 31, 2002	2,984,641	66,931,408	7,843,676	(5,317,562
Reclassification of the monetary result on for sale securities	-	-	-	-
Balances at January 1, 2003	2,984,641	66,931,408	7,843,676	(5,317,562
MOVEMENTS DUE TO STOCKHOLDERS' DECISIONS-				
Amortization of the result of prior years	-	(2,767,549)	-	2,767,549
Capitalization of restatement	4,897,003	(29,476,117)	(1,411,409)	2,520,298
Transfer of 2002 net income	-	-	-	6,921,715
Dividends paid by Administradora de Fondos para el Retiro Bancomer, S.A. de C.V	-	-	-	-
Total	4,897,003	(32,243,666)	(1,411,409)	12,209,562
COMPREHENSIVE INCOME MOVEMENTS-				
Net income for the year	-	-	-	-
Restatement of capital notes	-	-	-	-
Result from holding non-monetary assets	-	-	-	-
Unrealized loss on for sale securities	-	-	-	-
Reclassification of the translation adjustments of foreign subsidiaries	-	-	-	29,715
Total	-	-	-	29,715
Balances at December 31, 2003	$ 7,881,644	$ 34,687,742	$ 6,432,267	$ 6,921,715

These statements of changes in stockholders' equity, consolidated with those of the financial entities and other companies forming part of the Financial Group and which can be consolidated , were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting all of the movements in equity accounts derived from the operations, conducted by the holding company and the Financial entities and other companies that form part of the Financial Group and which can be consolidated, as of the date stated above, which were carried out and valued according to sound practices and applicable legal and administrative dispositions.
These consolidated statements of changes in stockholders' equity were approved by the Board of Directors under the responsibility of signatories.

Jaime Guardiola Romojaro
Chief Executive Officer

Oscar Cabrera Izquierdo
General Director, Finance and Comptrollership

José Ignacio Merino Martín
General Director, Auditing

Luis Ignacio de la Luz Dávalos
Director, Corporate Accounting

The accompanying notes are an integral part of these consolidated financial statements.

EARNED CAPITAL							
UNREALIZED LOSSES ON FOR SALE SECURITIES	CUMULATIVE TRANSLATION ADJUSTMENTS	DEFICIT ON EQUITY RESTATEMENT	RESULTS FROM HOLDING NON-MONETARY ASSETS	NET INCOME	MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	MINORITY INTEREST IN CAPITAL NOTES	TOTAL STOCKHOLDERS' EQUITY
$ (2,250,674)	$ (6,794)	$ (22,565,663)	$ (967,134)	$ 6,682,208	$ 506,064	$ 5,030,024	$ 52,069,759
-	-	-	-	(6,682,208)	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	307,334
-	-	-	-	-	(241,537)	-	(241,537)
-	-	-	-	(6,682,208)	(241,537)	-	65,797
-	-	-	-	6,921,715	236,223	-	7,157,938
-	-	-	-	-	-	393,871	393,871
-	-	-	22,948	-	(4,376)	-	18,572
26,904	-	-	-	-	-	-	26,904
-	36,509	(1,608)	-	-	-	-	-
-	-	-	-	-	-	-	(154,206)
26,904	36,509	(1,608)	22,948	6,921,715	231,847	393,871	7,443,079
(2,223,770)	29,715	(22,567,271)	(944,186)	6,921,715	496,374	5,423,895	59,578,635
1,860,453	-	-	(1,860,453)	-	-	-	-
(363,317)	29,715	(22,567,271)	(2,804,639)	6,921,715	496,374	5,423,895	59,578,635
-	-	-	-	-	-	-	-
-	-	22,567,271	902,954	-	-	-	-
-	-	-	-	(6,921,715)	-	-	-
-	-	-	-	-	(221,770)	-	(221,770)
-	-	22,567,271	902,954	(6,921,715)	(221,770)	-	(221,770)
-	-	-	-	7,653,477	236,698	-	7,890,175
-	-	-	-	-	-	194,705	194,705
-	-	-	157,627	-	(22)	-	157,605
(174,348)	-	-	-	-	-	-	(174,348)
-	(29,715)	-	-	-	-	-	-
(174,348)	(29,715)	-	157,627	7,653,477	236,676	194,705	8,068,137
$ (537,665)	$ -	$ -	$ (1,744,058)	$ 7,653,477	$ 511,280	$ 5,618,600	$ 67,425,002

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER OF DECEMBER 31, 2003)

	2003	2002
OPERATING ACTIVITIES:		
Net income before minority interest	$ 7,890,175	$ 7,157,938
Add (less)- Charges (credits) to income, not affecting cash-		
Fair value results	563,119	775,640
Provision for loan losses	3,839,312	2,802,235
Depreciation and amortization	1,618,912	1,669,209
Deferred taxes	2,678,050	2,613,023
Provision for accrued liabilities	443,296	(896,339)
Share in net (income) loss of non-consolidated subsidiaries and affiliates	(270,968)	205,517
	16,761,896	14,327,223
CHANGES IN OPERATING-RELATED ITEMS-		
Increase (decrease) in deposits	32,642,640	(26,069,167)
(Increase) decrease in loan portfolio	(7,599,704)	13,037,952
(Increase) decrease in treasury (financial instruments)	(57,113,297)	4,749,038
(Increase) decrease in trading derivatives	(351,758)	7,261
Increase in interbank and other loans	13,974,108	513,049
Net resources provided by (used in) operating activities	(1,686,115)	6,565,356
FINANCING ACTIVITIES:		
Subordinated debt	(106,295)	(2,802,225)
Cash dividends paid by Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (minority interest)	(221,770)	(241,537)
Stockholders' equity	90,167	318,114
Restatement of capital notes of BBVA Bancomer, S.A.	194,705	393,871
Net resources used in financing activities	(43,193)	(2,331,777)
INVESTING ACTIVITIES:		
Additions to property, furniture and equipment, net of retirements	(478,620)	(300,975)
(Increase) decrease in equity investments	(333,602)	550,380
Decrease in repossessed assets, net	779,973	1,227,645
Other assets, other liabilities, deferred charges and credits, net	(1,659,792)	(2,376,765)
Net resources used in investing activities	(1,692,041)	(899,715)
Net increase (decrease) in cash and due from banks	(3,421,349)	3,333,864
Cash and due from banks at beginning of year	74,118,513	70,784,649
Cash and due from banks at end of year	$ 70,697,164	$ 74,118,513

These statements of changes in financial position, consolidated with those of the financial entities and other companies forming part of the Financial Group and which can be consolidated, were prepared according to Accounting Principles applicable to Financial Group Holding Companies issued by the National Banking and Securities Commission according to article 30 of the Law of Financial Institutions, of general and compulsory observance, consistently applied, reflecting all of the sources and applications of resources derived from the operations conducted by the holding company and the financial entities and other companies forming part of the Financial Group and which can be consolidated as of the date stated above, which were carried out and valued according to sound practices and applicable legal and administrative dispositions.

These consolidated statements of changes in financial position were approved by the Board of Directors under the responsibility of the signatories.

Jaime Guardiola Romojaro Chief Executive Officer	Oscar Cabrera Izquierdo General Director, Finance and Comptrollership	José Ignacio Merino Martín General Director, Auditing	Luis Ignacio de la Luz Dávalos Director, Corporate Accounting

The accompanying notes are an integral part of these consolidated financial statements.

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying consolidated financial statements have been translated into English from the original statements prepared in Spanish for use outside of Mexico. The accounting rules of Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries (the "Financial Group") used in preparing the accompanying financial statements conform with the financial reporting requirements prescribed by the Mexican National Banking and Securities Commission (the "Commission") but do not conform with accounting principles generally accepted in Mexico and may differ in certain significant respects from the accounting principles generally accepted in the country of use.

2. INCORPORATION AND CORPORATE PURPOSE

The Financial Group has been authorized by the Mexican Treasury Department ("SHCP") to be incorporated and operate as a financial group under the terms established by the Mexican Financial Group Law, subject to the monitoring by the Commission. Its operations consist of rendering full service banking, acting as intermediary in the stock market, and acquiring and managing shares issued by insurance, pension and bonding entities, leasing and financial factoring companies, investment funds, and by any other types of financial associations or entities, or by entities determined by SHCP, based on the Financial Group Law. The transactions of the Mexican Financial Group are regulated by the Commission, the Mexican Credit Institutions Law, the Mexican Securities Exchange Law, and general rules issued by Banco de México. The unconsolidated subsidiaries are regulated, depending on their activity, by the Commission, the Mexican National Insurance and Bonding Commission, and other applicable laws.

By law, the Financial Group has unlimited liability for the obligations and losses of each of its subsidiaries.

The Commission, as regulator of financial groups, is empowered to review the financial information of the Financial Group, and can request changes thereto.

The main regulatory provisions require credit institutions to maintain a minimum capital ratio in relation to the credit and market risks of their operations, comply with certain limits with respect to deposit acceptance, debentures and other kinds of funding, which may be denominated in foreign currency, and establish minimum limits for paid in capital and capital reserves, with which the Financial Group complies satisfactorily.

3. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

Consolidation of financial statements- The accompanying consolidated financial statements include the financial statements of the Financial Group and those of its subsidiaries that operate in the financial sector. Equity investments in mutual funds, insurance and bonding companies and pension funds are valued according to the equity method, in conformity with accounting criteria prescribed by the Commission. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2003, the subsidiaries consolidated with the Financial Group are the following:

- –BBVA Bancomer, S.A., Institución de Banca Múltiple and Subsidiaries
- –BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple
- –Casa de Bolsa BBVA Bancomer, S.A. de C.V. and Subsidiaries
- –GFB Servicios, S.A. de C.V. and Subsidiaries
- –BBVA Bancomer Servicios Administrativos, S.A. de C.V.
- –BBVA Bancomer Gestión, S.A. de C.V.

The Financial Group holds 99.99% of the equity of these subsidiaries.

As the transactions performed by the foreign subsidiaries of BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (BBVA Bancomer) are considered as part of the latter, conversion effects are recorded in results of the year. The effects recognized in stockholders' equity of prior years are reclassified to the "Result of prior years" account.

The capital notes issued by the subsidiary of BBVA Bancomer, Bancomer Capital Trust I, established for the exclusive purposes of issuing these instruments, are presented as part of the minority interest in accordance with the accounting criteria established by the Commission.

Condensed financial information of the Financial Group's principal unconsolidated subsidiaries is as follows:

COMPANY	OWNERSHIP %		ASSETS		LIABILITIES		STOCKHOLDERS' EQUITY		NET INCOME
Seguros BBVA Bancomer, S.A. de C.V.	75.01	$	4,230,787	$	3,021,877	$	1,208,910	$	389,634
Pensiones Bancomer, S.A. de C.V.	99.99	$	13,839,773	$	13,118,743	$	721,030	$	193,573

Comprehensive income- This item is comprised of the net income for the year plus any transactions that according to specific regulations are presented directly in stockholders' equity, such as the result from holding non-monetary assets and the unrealized gain or loss on for sale securities.

Reclassification of financial statements- The 2002 financial statements have been reclassified in insignificant amounts to conform with the 2003 presentation.

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Financial Group, which are in conformity with the accounting rules prescribed by the Commission, require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures to be included therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

In the absence of a specific accounting criteria from the Commission or generally accepted accounting principles ("PCGA") issued by the Mexican Institute of Public Accountants ("IMCP"), the following must be applied in a supplementary manner and in this same order: International accounting standards ("IAS") and accounting principles generally accepted in the US ("US GAAP").

The principal accounting practices followed by the Financial Group are as follows:

Changes in accounting policies – As of January 1, 2003, the Financial Group adopted the provisions of new Bulletin C-8, "Intangible Assets", which among other aspects, establishes that project development costs must be capitalized if they comply with the criteria defined for recognition as assets; preoperating costs not identified as development must be recorded as an expense of the period, and intangible assets with an indefinite useful life are not amortized, even though their value is subject to impairment testing. The amortization of the balance of preoperating costs capitalized up to December 31, 2002, will continue in conformity with the aforementioned Bulletin C-8.

As of January 1, 2003, the Financial Group also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments", which among other aspects, provides for the increased accuracy of items related to provisions, accrued obligations and contingent liabilities, as well as new guidelines for the accounting recognition of provisions, the use of present values and the redemption of obligations, when this occurs ahead of time or the latter are replaced by a new issuance.

The application of the aforementioned Bulletins did not have any effect on the financial information of the Financial Group.

Recognition of the effects of the inflation in the financial statements- The accompanying financial statements have been restated to reflect the effects of inflation in accordance with the guidelines established by the Commission. These guidelines require the restatement of all comparative financial statements to Mexican pesos of constant purchasing power as of the date of the latest balance sheet presented. Therefore, the accompanying consolidated financial statements are presented in Mexican pesos of constant purchasing power of December 31, 2003.

The effects of inflation recognized in the financial statements are the following:

- Balance sheet:

  Real estate was restated using an index derived from the Unit of Investment (UDI) value, considering the values determined by independent appraisers as the basis for restatement.

  Furniture and equipment were restated using an index derived from the UDI value, from the date of acquisition through yearend.

Repossessed assets are considered monetary assets, and therefore, their carrying value is not restated for inflation, but rather, forms part of the basis for calculating monetary gain or loss.

Equity investments are valued considering the equity method as a specific cost, and the difference between the restated balance at the beginning of the period, based on the restatement factor derived from the UDI value, and the increase or decrease according to the equity method is shown as a gain or loss from holding non-monetary assets.

Subscribed capital, earned capital and other non-monetary items are restated using an index derived from the UDI value from the date of contribution or generation. Subscribed capital and earned capital amounts are restated taking January 1992 as the base for restatement.

Deficit on equity restatement represented the accumulated monetary position result through the initial restatement of the consolidated financial statements; as explained in Note 25, in 2003 this amount was incorporated to capital stock. The results from holding non-monetary assets represent the change in the specific price level of certain non-monetary assets compared to changes in the UDI value.

- Income statement:

  Revenues and expenses associated with a monetary item (cash, securities, loan portfolio, funding, etc.) and those derived from current transactions (commissions and fees and administrative and promotion expenses) are restated from the month in which they arise through yearend, using UDI-derived factors.

  Depreciation of non-monetary assets is determined based on their restated carrying value considering the useful lives determined by independent appraisers.

  Costs and expenses associated with other non-monetary items are restated through yearend based on the restatement of the non-monetary asset that is being consumed or sold.

  The gain or loss from monetary position represents the purchasing power loss or gain, in real terms, of the value of monetary assets and liabilities resulting from inflation.

- Statement of changes in financial position:

  The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos as of the latest year presented.

Cash and due from banks- Cash and due from banks are recorded at nominal value, except for silver and gold coins, which are stated at their fair value at each period-end. Available foreign funds are valued at the exchange rate published at year-end by Banco de México.

Securities-

- Trading securities:

  Trading securities are those securities in which the Financial Group invests to take advantage of short-term market fluctuations. These securities are stated at fair value, which is determined by a price supplier in conformity with the following guidelines:

  Debt instruments-

  - By applying market values.
  - If market value cannot be obtained through reliable means, or is not representative, the market prices of instruments with similar characteristics will be used as reference, or fair value will be calculated based on formal valuation techniques.
  - When fair value of the securities cannot be determined, they are recorded at the latest fair value determined, or at acquisition cost, recognizing accrued interest and, if any, those reserves necessary to recognize any impairment.

  Stock investments-

  - By applying market values.
  - If market value cannot be obtained through reliable means, or is not representative, fair value will be determined according to the equity method referred to in Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares", issued by the IMCP or exceptionally, based on acquisition cost adjusted using the UDI index.
  - When fair value of shares cannot be determined, they should be recorded at the latest fair value determined, or at acquisition cost, which should be adjusted to net realizable value.

  Gains or losses resulting from valuation are recognized in the statement of income.

- Securities available for sale:

  Securities available for sale are debt instruments and equity securities acquired with an intention other than obtaining gains from trading them on the market or holding them to maturity. These securities are valued in the same way as trading securities, recognizing the adjustments derived from their valuation in stockholders' equity, net of the related monetary gain or loss. Beginning in September 2002, in accordance with an accounting criteria issued by the Commission, the monetary gain or loss generated by the acquisition cost of these securities is recorded in the statement of income.

  Moreover, based on the provisions contained in this criteria, BBVA Bancomer and BBVA Bancomer Servicios reclassified the monetary result recognized in prior years, $1,860,453, under the caption of "Unrealized losses on for sale securities" to the caption "Result of prior years", both of which are stockholders' equity accounts. Notification of this movement was sent to the Commission.

- Securities held to maturity:

  Securities held to maturity are represented by debt securities whose payments can be determined and whose maturities are over 90 days, acquired with the intention of holding them until maturity. They are initially recorded at acquisition cost. Accrued interest is recorded in the statement of income using the straight-line method.

  If there is sufficient evidence that a security presents a high credit risk and/or that the estimated value may be impaired, book value is adjusted to net realizable value, determined according to formal valuation techniques, through the results of the year.

  Certain security reclassifications from one line item to another require the Commission's approval.

Repurchase transactions- This item represents the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation to resell or repurchase the underlying securities.

When the Financial Group acts as reselling party, the net position balance represents the difference between the fair value of the underlying securities (asset position), that represents securities receivable under the transaction valued in conformance with valuation criteria for trading securities, and the present value of the price at maturity (liability position).

When the Financial Group acts as repurchasing party, the net position balance represents the difference between the present value of the price at maturity (asset position) and the fair value of the deliverable securities under the transaction (liability position) valued as mentioned in the preceding paragraph.

The debit or credit balance resulting from the repurchase and resale transactions is presented as an asset or liability on the balance sheet as part of the securities and derivative transactions.

Derivative financial instruments- The Financial Group carry out two different types of transactions:

- Hedging of an open risk position, which consists of the purchase or sale of derivative financial instruments to reduce the risk of a transaction or group of transactions.
- Trading consists of the position assumed by the Financial Group as market participant, for purposes other than hedging risk positions.

In hedging transactions, the compensation of asset and liability positions and the deferred debit or credit of the derivative are presented together with the underlying item being hedged. In trading transactions those amounts are presented as assets or liabilities in the balance sheet, as applicable.

The Financial Group's policies and standards require that for purposes of entering into derivative transactions, both trading parties must belong to the financial system and have Banco de México authorization to carry out this type of transaction, classifying and, if applicable, determining risk exposure lines. Prior to carrying out these transactions, corporate customers must be granted a credit line authorized by the Credit Risk Committee or provide readily realizable guarantees through the pertinent bond contracts. Transactions involving mid-sized and small businesses, as well as individuals, are carried out through readily realizable guarantees established in bond contracts.

The assets and/or liabilities arising from transactions with derivative financial instruments are recognized or cancelled in the financial statements on the date the transaction is carried out, regardless of the date of settlement or delivery of the asset.

- Forward and futures contracts:

  The balance derived from trading transactions represents the difference between the fair value of the contract and the contracted forward price. The balance derived from such offsetting is presented as an asset or liability in the caption "Transactions with securities and derivatives".

- Options:

  In the case of trading transactions, options are stated at fair value and presented as an asset or liability under "Transactions with securities and derivatives". Options are stated at fair value, reflecting the difference between the price at fair value and historical amount of the premium in the income statement.

- Swaps:

  The balance derived from trading transactions represents the difference between the fair value of the swap asset and liability. The balance is presented as an asset or liability under "Transactions with securities and derivatives".

- Credit derivatives:

  For credit derivative instruments where an exchange of flows is agreed, derivatives will be valued based on the fair value of the receivable rights (asset position) and the deliverable flows (liability position). A debit balance is presented as an asset under "Transactions with securities and derivatives", and a credit balance is presented as a liability in the same caption.

Lending securities – The lending securities represent the transfer of their ownership from the lender to the borrower; as payment, the former receives a premium, together with the right to receive such securities upon expiration of the respective contract. At the date of the securities loan contract, the Financial Group records the entry of securities at market value, together with the monetary liability position representing the obligation to either return the securities or pay their value to the lender. Such securities are classified as trading securities.

The premium is recorded as a deferred charge, and the respective account payable or cash disbursement is recognized.

Prioritized transactions - Prioritized transactions are used to recognize the monetary asset or liability position for instruments receivable or payable, and a monetary liability or asset position for the agreed settlement commitment or right.

Monetary asset or liability positions representing instruments receivable or payable are valued at their fair value, affecting the result of the year. Monetary asset or liability positions representing an agreed settlement right or commitment are maintained at their face value.

Assets or liabilities derived from instruments receivable or payable from prioritized transactions are shown on the balance sheet net of any assets and liabilities created to receive or pay such prioritized transactions. Monetary asset and liability positions are individually offset in these transactions. The resulting debit or credit balance is shown as an asset or liability within the caption "Transactions with securities and derivatives".

Loss sharing with Fondo Bancario de Protección al Ahorro (FOBAPROA)- BBVA Bancomer has established reserves equal to 100% of the loss sharing with FOBAPROA and only recognizes 75% portion of the interest receivable on the FOBAPROA promissory notes. These reserves are presented under the heading "FOBAPROA or IPAB notes".

Loan portfolio- The balances in the loan portfolio represent the amounts disbursed to borrowers, less repayments made to date, plus accrued but unpaid interest. The allowance for loan losses is presented as a deduction from the total loan balance.

The outstanding balance of past-due loans is recorded as non-performing as follows:

- Loans with a single payment of principal and interest at maturity are considered past due 30 calendar days after the date of maturity.
- Loans with a single payment of principal at maturity and with scheduled interest payments are considered past due 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.
- The loans whose payment of principal and interest had been agreed to in scheduled payments are considered past due 90 days after the first installment is due (in the case of mortgage loans, 150 calendar days in 2002).
- In the case of revolving credit granted, loans are considered past due when payment has not been received for two normal billing periods.
- Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.

Interest is recognized in income when it is accrued. However, the accrual of interest is suspended when loans become non-performing.

Commissions for granting loans are recognized as income when collected.

Restructured non-performing commercial loans are not considered as performing until the collection of three consecutive monthly payments without delay, or the collection of one installment when the amortization covers periods in excess of 60 days.

Renewed loans where the debtor does not pay accrued interest on time, or does not pay at least 25% of the original loan amount, are considered non-performing until proof of timely payment.

Interest accrued during the period in which the loan was considered non-performing is recognized as income at the time collected.

Allowance for loan losses-

- Commercial loan portfolio:

According to the provisions of Circular 1480, the credit institutions must classify individually at least 80% of the aggregate balances of the commercial loans, including in this classification the loans or groups of loans granted to the same borrower, with an outstanding balance equivalent to or higher than 700,000 UDIs as of the classification date. The remaining 20% of the commercial loans is classified according to the loan current or past-due status. The portfolio payable by the federal government or expressly guaranteed by the nation is exempted.

According to the fourteenth provision of Circular 1480, BBVA Bancomer was authorized to temporarily utilize the internal commercial loan portfolio classification model through December 31, 2001, according to official letter No. 601-II-105523 dated June 19, 2001. This authorization was ratified through official letter No. 601-II-8003 of January 30, 2002, which allows use of this internal model through December 31, 2003. In November 2003, BBVA Bancomer requested authorization from the Commission to continue using its internal commercial portfolio classification model. Loan classification and the related provisions are based on the seventeenth provision of Circular 1480.

The classification methodology internally developed by BBVA Bancomer (Calificación de Riesgo Bancomer - Bancomer Risk Classification (CRB)) is used to determine a client's creditworthiness through the weighted result of the grades based on five risk criteria, which include: performance, historical payment capacity, indebtedness capacity, projected payment capacity and macroeconomic conditions. These criteria represent the valuation of the client's profile, the financial position of the company and the economic status of the industry which are measured through the grading of various quantitative and qualitative credit risk factors, weighted through the application of a single algorithm and fixed weighting parameters. The design of this algorithm and its associated weighting factors are the result of statistical and econometric analyses applied to historical data for several years.

The internal classification model presents eight risk levels. Levels 1 to 4 represent acceptable risk level, level 5 represents a risk that requires continued observation and levels 6 to 8 represent unacceptable risks. Level 8 represents noncompliance. The risks included in the CRB model are summarized in the following list:

LEVEL

1. Exceptional
2. High
3. Good
4. Adequate
5. Potential weakness
6. Actual weakness
7. Critical weakness
8. Loss

The CRB corresponds with the risk classification model established by Circular 1480, as follows:

CRB	COMMISSION'S CLASSIFICATION EQUIVALENT	PAYMENT EXPERIENCE
1	A1	
2	A1	
3	A2	
4	B	
5	B	Non-payment for less than 30 days
5	C1	Non-payment for 30 days or more
6	C1	Non-payment for less than 30 days
6	C2	Non-payment for 30 days or more
7	D	
8	E	

Once the borrower rating is determined according to this procedure, each loan is initially classified based on the borrower's rating. Based on the value of the respective collateral, BBVA Bancomer determines the portion of the loan balance covered by the discounted value of collateral and the portion of the exposed balance. The rating assigned to the covered portion can be modified based on collateral quality. Also, the exposed portion will maintain the initial loan rating if it is initially rated as A1, A2, B or C1, while it must be reclassified as level E, if the initial loan rating is C2, D or E. Furthermore the Circular establishes various criteria to determine the value of collateral based on the case in which it can be converted to cash.

The allowances for the losses from the commercial loan portfolio created by BBVA Bancomer as a result of the individual classification of each loan, equal the amount that results from applying the percentage that corresponds to the rating of the covered and exposed portions of each loan, according to the following table:

PROBABILITY OF DEFAULT			RISK LEVEL
0%	to	0.49%	A1
0.5%	to	0.99%	A2
1%	to	19.99%	B
20 %	to	39.99%	C1
40 %	to	59.99%	C2
60 %	to	89.99%	D
90 %	to	100 %	E

BBVA Bancomer records the respective allowance for loan losses monthly, taking into account the outstanding balance of the loans as of the last day of each month. Consequently, as of December 31, 2003, the allowance for loan losses was determined based on the balances of the loan portfolio as of that date.

– Mortgage and consumer portfolio:

The allowance for loan losses on the mortgage portfolio is determined on a monthly basis by applying prescribed percentages of risk exposure and probability of default to the stratified portfolio based on the number of overdue monthly payments. Risk exposure percentages are 35% when the credit has from 0 to 11 overdue payments and 70% when it has 12 or more. Default probability percentages vary based on the credit characteristics (FOVI, Mexican pesos and UDIs).

The consumer portfolio is determined monthly by applying certain percentages according to the risk determined based on the number of overdue payments.

Ordinary interest accrued but not collected on non-performing loans is considered non-performing, and an allowance equivalent to such interest amount is recorded.

Other receivables and payables- Balances of sundry debtors and creditors that are not paid or settled within the 60 or 90 days following their initial recognition (the number of days depend on whether balances are identified or not) are written off against the income statement, regardless of the recover possibilities or the process to clarify liabilities.

The debit and credit balances of the transaction settling accounts represent currency and security purchases and sales recorded on the date of transaction, with a 48-hour term for settlement.

Repossessed assets or assets received as payment in kind - Repossessed assets or assets received as payment in kind are recorded at the lower of net realizable value or cost. Cost is the value approved by the court at the time of foreclosure. With respect to assets received as payment in kind, cost is represented by the price agreed upon between the parties.

When the book value of a loan is higher than the value of repossessed assets, the difference is recorded against the allowance for loan losses at the time of foreclosure. When the book value of the loan is lower than the value of the repossessed asset, the value of the latter is adjusted to the book value of the loan.

The carrying value is only adjusted when there is evidence that the net realizable value is less than the book value. The impairment adjustments are reflected in earnings for the period.

Property, furniture and equipment- This item is recorded at acquisition cost restated in accordance with the restatement criteria previously mentioned in this note.

Depreciation is determined based on the restatement carrying value of the assets using the straight-line method as of the month following the acquisition date. The depreciation annual rates are as follows:

	RATE
Real state	2.5%
Computer equipment	25%
Furniture and equipment	10%
Vehicles	25%
Machinery and equipment	10%

Equity investments- This item represents investments in non-consolidated subsidiaries and affiliates. Investments in non-consolidated subsidiaries and affiliates are valued using the equity method based on the book value of their latest available financial statements.

Income tax, asset tax and employee profit-sharing- The provisions for income tax (ISR) and employee profit-sharing (PTU) are recorded in results of the year in which they are incurred, and the deferred effects on income tax of temporary differences between the book and tax values of assets and liabilities are recorded as deferred tax assets and/or liabilities, including the benefit of any tax loss carryforwards.

The effect of all the items above is presented net in the balance sheet within the caption "Deferred taxes".

Recoverable asset tax paid is recorded as an advance payment of income tax and is presented in the balance sheet within the caption "Receivables, sundry debtors and prepayments, net".

Goodwill- Goodwill resulting from acquisitions made by the Financial Group reflects the excess of cost over the restated net book value of the subsidiary acquired. Such goodwill is being amortized over a 20-year period. The amounts amortized during 2003 and 2002 were $287,979 and $287,980, respectively.

Labor liabilities- Under Mexican Labor Law, the Financial Group is liable for indemnity payments and seniority premiums to employees terminated under certain circumstances.

The Financial Group recognizes its liability for seniority premiums, pensions, and post-retirement payments as they accrue, in accordance with the provisions of Bulletin D-3, "Employee Benefits", of PCGA. Under Bulletin D-3, the liability is based on actuarial calculations utilizing the projected unit credit method and real interest rates.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Financial Group's employees. Indemnity payments are charged to results in the period in which they are made.

Costs generated from reductions in personnel are considered in the corresponding liability for the year.

Foreign currency transactions- Foreign currency transactions are recorded at the exchange rate effective at the transaction date. Assets and liabilities denominated in foreign currency are adjusted at the period-end exchange rate published by Banco de México. Exchange fluctuations in connection with these assets and liabilities are charged to the income statement.

5. PRINCIPAL DIFFERENCES COMPARED TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO

The consolidated financial statements have been prepared in accordance with the accounting rules established by the Commission which, in the following instances, differ from PCGA commonly applied in the preparation of financial statements for other types of unregulated entities:

- The consolidated financial statements include only subsidiaries that operate in the financial sector or those subsidiaries that provide auxiliary or complementary services. PCGA requires consolidation of all majority-owned or otherwise controlled subsidiaries.
- Adjustments derived from valuation of for sale securities are recognized in stockholders' equity. PCGA currently requires that yields on these securities be recognized in the income statement of the period in which they accrue.
- Repurchase and reverse repurchase agreements are recognized as purchase-sale transactions or the temporary transfer of underlying securities, and are valued based on the fair value of the underlying securities. Under PCGA these transactions are considered as financing, and the premium earned must be accrued by the straight-line method.
- Commission income received by the Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (the Afore), a subsidiary of BBVA Bancomer, is recorded in the income statement when collected, not when earned.
- The discounts to which BBVA Bancomer is committed under the debtor support programs are recognized when the debtor receives the respective discount, not when they are known.
- The minority interest in capital notes is shown as part of stockholders' equity. In conformity with PCGA, these instruments must be presented as a long-term liability.

6. CASH AND DUE FROM BANKS

At December 31, 2003 and 2002, cash and due from banks consisted of the following:

	2003	2002
Cash	$ 11,451,497	$ 8,986,990
Banks	58,735,625	64,385,873
Other quick funds	510,042	745,650
	$ 70,697,164	$ 74,118,513

Banks include deposits in domestic and foreign banks in Mexican pesos and U.S. dollars, translated at the exchange rate published by Banco de México of $11.2372 and $10.4393 Mexican pesos per U.S. dollar for 2003 and 2002, respectively, and are as follows:

	MEXICAN PESOS		U.S. DOLLARS (IN MEXICAN PESOS)		TOTAL	
	2003	2002	2003	2002	2003	2002
Call money granted	$ 2,673,288	$ 2,078,260	$ -	$ -	$ 2,673,288	$ 2,078,260
Deposits with foreign credit institutions	59	-	11,708,882	24,315,816	11,708,941	24,315,816
Domestic banks	14,876	199,075	398,654	-	413,530	1 99,075
Banco de México	43,921,645	37,766,227	18,221	26,495	43,939,866	37,792,722
	$ 46,609,868	$ 40,043,562	$ 12,125,757	$ 24,342,311	$ 58,735,625	$ 64,385,873

7. SECURITIES

At December 31, 2003 and 2002, financial instruments were as follows:

a. Trading-

INSTRUMENT	2003 ACQUISITION COST	ACCRUED INTEREST	INCREASE (DECREASE) DUE TO VALUATION	BOOK VALUE	2002 BOOK VALUE
Bonds	$ 33,987,602	$ 124,483	$ (24,438)	$ 34,087,647	$ 3,551,521
Sovereign debt eurobonds	13,244,052	387,431	165,455	13,796,938	2,376,534
Note with interest payable at maturity	9,584,112	7,178	5	9,591,295	28,846,439
CETES	8,639,264	16	(251)	8,639,029	6,751
BONDES	4,956,522	52,222	(296)	5,008,448	246,268
Commercial paper	3,320,726	4,145	(11)	3,324,860	1,188,564
UDIBONOS	1,601,489	37,348	557	1,639,394	-
Certificates of deposit	1,372,375	10,499	(2,021)	1,380,853	1,765,750
Investment funds	1,228,807	472	-	1,229,279	552,094
Eurobonds (development banks)	181,824	5,194	(8,063)	178,955	448,076
Equity securities	172,801	-	3,010	175,811	163,771
Other	107,805	1,939	25	109,769	53,688
Total	$ 78,397,379	$ 630,927	$ 133,972	$ 79,162,278	$ 39,199,456

During 2003 and 2002, the net increase in fair value recognized in income was $36,828 and $60,398, respectively.

At December 31, 2003, the remaining scheduled maturities of the above instruments, based on the acquisition cost, were as follows:

INSTRUMENT	WITHIN 1 MONTH	BETWEEN 1 AND 3 MONTHS	OVER 3 MONTHS	NO FIXED TERM	TOTAL
Bonds	$ 1,453,419	$ 88,713	$ 32,445,470	$ -	$ 33,987,602
Sovereign debt eurobonds	-	-	13,244,052	-	13,244,052
Note with interest payable at maturity	6,870,519	2,713,593	-	-	9,584,112
CETES	2,566,051	3,970,872	2,102,341	-	8,639,264
BONDES	82,013	220,684	4,653,825	-	4,956,522
Commercial paper	3,095,913	123,028	101,785	-	3,320,726
UDIBONOS	825,822	-	775,667	-	1,601,489
Certificates of deposit	-	561,860	810,515	-	1,372,375
Investment funds	-	666,947	-	561,860	1,228,807
Eurobonds (development banks)	-	181,824	-	-	181,824
Equity securities	-	-	-	172,801	172,801
Other	52	-	107,753	-	107,805
Total	$ 14,893,789	$ 8,527,521	$ 54,241,408	$ 734,661	$ 78,397,379

b. For sale-

INSTRUMENT	2003 ACQUISITION COST	ACCRUED INTEREST	INCREASE (DECREASE) DUE TO VALUATION	BOOK VALUE	2002 BOOK VALUE
Equity securities	$ 2,185,646	$ -	$ (771,404)	$ 1,414,242	$ 4,787,557
Share certificate	1,116,976	13,544	(1,149)	1,129,371	-
U.S. Treasury securities	23,598	-	-	23,598	34,713
Debentures	28,268	669	(6,694)	22,243	49,199
Mexican corporate eurobonds	70,125	7,160	(77,285)	-	44,879
Bank acceptances	-	-	-	-	61,242
Total	$ 3,424,613	$ 21,373	$ (856,532)	$ 2,589,454	$ 4,977,590

During 2003 and 2002, the Financial Group established reserves for the impairment of some equity securities of $292,314 and 68,486, respectively, which were charged against the results for the year.

At December 31, 2003, the remaining schedule maturities of the above instruments, based on acquisition cost, were as follows:

INSTRUMENT	WITHIN 1 MONTH	BETWEEN 1 AND 3 MONTHS	OVER 3 MONTHS	NO FIXED TERM	TOTAL
Equity securities	$ -	$ -	$ -	$ 2,185,646	$ 2,185,646
Share certificate	-	-	1,116,976	-	1,116,976
U.S. Treasury securities	23,598	-	-	-	23,598
Debentures	-	-	28,268	-	28,268
Mexican corporate eurobonds	-	-	70,125	-	70,125
Total	$ 23,598	$ -	$ 1,215,369	$ 2,185,646	$ 3,424,613

c. Held to maturity-

The following securities have medium -and long-term maturities:

INSTRUMENT	2003 ACQUISITION COST	2003 ACCRUED INTEREST	2003 BOOK VALUE	2002 BOOK VALUE
Sovereign debt eurobonds	$ 26,732,106	$ 892,907	$ 27,625,013	$ 7,503,226
Government bonds- Mortgage debtor support programs	10,799,132	-	10,799,132	10,833,752
Government bonds- Productive plant UDI programs	1,579,600	-	1,579,600	1,540,888
Government bonds- State and municipal debtor support program	1,391,672	-	1,391,672	1,710,205
Participation certificates	232,548	430	232,978	216,282
Government bonds- Agricultural and fishing	42,968	-	42,968	42,610
U.S. Treasury securities	22,986	55	23,041	16,778
Certificates of deposit	282	-	282	271
Total	$ 40,801,294	$ 893,392	$ 41,694,686	$ 21,864,012

For the years ended December 31, 2003 and 2002, the yields related to the overall held to maturity portfolio amounted to $4,618,704 and $4,254,272, respectively, which amounts were recognized in earnings.

8. TRANSACTIONS WITH SECURITIES AND DERIVATIVES

At December 31, 2003 and 2002, securities and derivative transactions were as follows:

a. Debit and credit balances under repurchase transactions-

As reselling party:

INSTRUMENT	2003 ASSET SIDE RECEIVABLE SECURITIES	2003 LIABILITY SIDE PAYABLES UNDER RESALE AGREEMENTS	2003 DEBIT BALANCE	2003 CREDIT BALANCE	2002 ASSET SIDE RECEIVABLE SECURITIES	2002 LIABILITY SIDE PAYABLES UNDER RESALE AGREEMENTS	2002 DEBIT BALANCE	2002 CREDIT BALANCE
Government securities-								
CETES	$ 14,636,134	$ 14,636,221	$ 1,105	$ 1,192	$ 29,790,748	$ 29,795,106	$ 15,281	$ 19,639
BONDES	19,783,885	19,814,531	5,552	36,198	27,099,006	27,159,377	6,656	67,027
PIC's	-	-	-	-	270,662	270,664	-	2
UDIBONOS	3,772,279	3,771,683	1,276	680	16,167,227	16,125,281	43,785	1,839
IPAB bonds	52,762,040	52,870,381	19,790	128,131	39,038,963	39,077,947	23,151	62,135
Banco de México monetary regulation bonds	24,898,691	24,882,779	16,655	743	22,346,908	22,368,956	7,707	29,755
Fixed rate bonds	9,444,549	9,603,934	2,745	162,130	5,336,667	5,335,548	1,957	838
	125,297,578	125,579,529	47,123	329,074	140,050,181	140,132,879	98,537	181,235
Bank securities-								
Note with interest payable at maturity	10,921,671	10,922,133	200	662	11,595,994	11,597,264	149	1,419
Nominal bonds	671,917	671,925	-	8	654,852	658,970	-	4,118
Total	$ 136,891,166	$ 137,173,587	$ 47,323	$ 329,744	$ 152,301,027	$ 152,389,113	$ 98,686	$ 186,772

As repurchasing party:

INSTRUMENT	2003 LIABILITY SIDE PAYABLE SECURITIES	2003 ASSET SIDE RECEIVABLE UNDER REPURCHASE AGREEMENTS	2003 DEBIT BALANCE	2003 CREDIT BALANCE	2002 LIABILITY SIDE PAYABLE SECURITIES	2002 ASSET SIDE RECEIVABLE UNDER REPURCHASE AGREEMENTS	2002 DEBIT BALANCE	2002 CREDIT BALANCE
Government securities-								
CETES	$ 6,176,145	$ 6,177,658	$ 2,146	$ 633	$ 5,327,148	$ 5,318,967	$ 485	$ 8,666
BONDES	6,929,859	6,933,643	7,809	4,025	10,463,536	10,523,613	62,395	2,318
IPAB bonds	27,717,119	27,685,004	9,437	41,552	17,078,852	17,060,582	6,853	25,123
Banco de México monetary regulation bonds	32,138,037	32,116,891	4,637	25,783	13,540,912	13,548,312	12,765	5,365
Fixed rate bonds	1,470,390	1,468,577	534	2,347	-	-	-	-
UDIBONOS	389,617	389,068	-	549	-	-	-	-
	74,821,167	74,770,841	24,563	74,889	46,410,448	46,451,474	82,498	41,472
Bank securities-								
Note with interest payable at maturity	4,710,500	4,710,840	445	105	2,701,945	2,702,366	421	-
Total	$ 79,531,667	$ 79,481,681	$ 25,008	$ 74,994	$ 49,112,393	$ 49,153,840	$ 82,919	$ 41,472

The resale and repurchase agreements in which the Financial Group is the reselling and repurchasing party agreed to terms of between 2 and 182 days.

b. Derivatives- The chart below shows the derivative instrument transactions entered into by the Financial Group at December 31, 2003 and 2002. The currency position generated by these derivative instruments must be added to the position in the balance sheet in order to obtain the final position amount analyzed in Note 26.

Trading:

TRANSACTION	2003 ASSET BALANCE	2003 LIABILITY BALANCE	2003 DEBTOR BALANCE	2003 CREDITOR BALANCE
Futures long position	$ 52,304,703	$ 52,304,703	$ -	$ -
Futures short position	341,959,426	341,959,426	-	-
Forward contracts long position	774,448	792,899	-	18,451
Forward contracts short position	485,750	476,238	-	(9,512)
Options purchased	27,632	-	27,632	-
Options sold	-	84,037	-	84,037
Swaps	92,273,249	92,878,102	-	604,853
	$ 487,825,208	$ 488,495,405	$ 27,632	$ 697,829

TRANSACTION	2002 ASSET BALANCE	2002 LIABILITY BALANCE	2002 DEBTOR BALANCE	2002 CREDITOR BALANCE
Futures long position	$ 110,748,104	$ 110,748,104	$ -	$ -
Futures short position	181,361,982	181,361,986	-	4
Forward contracts long position	42,775,465	41,907,851	-	(867,614)
Forward contracts short position	48,211,117	49,328,403	-	1,117,286
Options purchased	35,988	-	35,988	-
Options sold	-	44,191	-	44,191
Swaps	38,930,554	39,595,556	-	665,002
	$ 422,063,210	$ 422,986,091	$ 35,988	$ 958,869

Hedging:

TRANSACTION	2003 ASSET BALANCE	LIABILITY BALANCE	DEBTOR BALANCE	CREDITOR BALANCE
Forwards contracts long position	$ 58,573,539	$ 58,999,995	$ (426,456)	$ -
Forwards contracts short position	86,412,426	85,710,616	701,810	-
Options purchased	107,920	-	107,920	-
Swaps	20,397,677	22,071,093	-	1,673,416
	$ 165,491,562	$ 166,781,704	$ 383,274	$ 1,673,416

TRANSACTION	2002 ASSET BALANCE	LIABILITY BALANCE	DEBTOR BALANCE	CREDITOR BALANCE
Forwards contracts long position	$ 37,804,547	$ 38,014,836	$ -	$ 210,289
Forwards contracts short position	59,511,846	59,302,217	-	(209,629)
Options purchased	29,230	-	29,230	-
Swaps	1,333,484	1,483,045	-	149,561
	$ 98,679,107	$ 98,800,098	$ 29,230	$ 150,221

c. Futures and forward contracts- At December 31, 2003, the Financial Group had entered into U.S. dollar futures transactions on the Mexican Derivatives Market ("MexDer") and recognized losses totaling $1,936 for the year ended December 31, 2003.

At December 31, 2003, futures and forwards transactions were as follows:

Trading:

TRANSACTION	UNDERLYING	SALES RECEIVABLE	SALES CONTRACT VALUE	PURCHASES CONTRACT VALUE	PURCHASES DELIVERABLE	BOOK BALANCE
Futures	U.S. Dollars	$ -	$ -	$ 282,693	$ 282,693	$ -
	TIIE	335,726,728	335,726,728	49,122,102	49,122,102	-
	CETES	3,347,667	3,347,667	2,497,775	2,497,775	-
	Consumer Price Index	12,488	12,488	13,747	13,747	-
	M10 bond	-	-	388,386	388,386	-
	TBILLS	2,872,543	2,872,543	-	-	-
		$ 341,959,426	$ 341,959,426	$ 52,304,703	$ 52,304,703	$ -
Forwards	U.S. Dollars	$ 454,821	$ 446,700	$ 747,723	$ 761,970	$ (6,126)
	Yen	30,929	29,538	26,725	30,929	(2,813)
		$ 485,750	$ 476,238	$ 774,448	$ 792,899	$ (8,939)

Hedging:

TRANSACTION	UNDERLYING	SALES RECEIVABLE	SALES CONTRACT VALUE	PURCHASES CONTRACT VALUE	PURCHASES DELIVERABLE	BOOK BALANCE
Forwards	GBP	$ 86,412,426	$ 85,710,616	$ 58,573,539	$ 58,999,995	$ 275,354

d. Options- At December 31, 2003, option transactions were as follows:

Trading:

TYPE OF TRANSACTION	UNDERLYING	REFERENCE AMOUNT	PREMIUM COLLECTED/ PAID	MARKET VALUE
Purchases	U.S. Dollar	730,418	$ 36,470	$ 27,272
	ADR's	5,478	302	135
	Euro	141,645	1,157	225
			$ 37,929	$ 27,632
Sales	U.S. Dollar	3,921,783	$ 114,165	$ 55,198
	ADR's	2,360	124	61
	Interest rates	943,543	9,032	1,019
	Swaption	2,247,440	16,238	27,759
			$ 139,559	$ 84,037

Hedging:

TYPE OF TRANSACTION	UNDERLYING	REFERENCE AMOUNT	PREMIUM COLLECTED/ PAID	MARKET VALUE
Purchases	Interest rates	75,726	$ 75,726	$ 107,920

e. Swaps- At December 31, 2003, swap transactions were as follows:

Trading:

UNDERLYING	CURRENCY	CONTRACT VALUE RECEIVABLE	CONTRACT VALUE DELIVERABLE	RECEIVABLE	DELIVERABLE	NET POSITION
Currency	Mexican pesos	$ 14,359,328	$ 17,382,687	$ 15,176,618	$ 18,193,415	$ (3,016,797)
	U.S. Dollars	25,159,324	16,847,140	25,669,910	18,553,682	7,116,228
	UDI	1,736,296	6,177,141	1,801,674	6,510,730	(4,709,056)
	Euro	-	354,112	-	409,986	(409,986)
				$ 42,648,202	$ 43,667,813	$ (1,019,611)
			CONTRACT VALUE			
Interest rates	Mexican pesos		$ 340,108,981	$ 48,213,957	$ 47,754,146	$ 459,811
	U.S. Dollars		15,535,924	1,410,902	1,455,818	(44,916)
				$ 49,624,859	$ 49,209,964	$ 414,895
Equity securities	Mexican pesos		$ 5,204	$ 188	$ 325	$ (137)
				$ 92,273,249	$ 92,878,102	$ (604,853)

The Financial Group entered into nominal interest rate swaps in Mexican pesos with various institutions, agreed to at rates ranging from 5.11% to 15.85% annually. At December 31, 2003, the reference amount of swaps was $340,108,981.

Hedging:

UNDERLYING	CURRENCY	CONTRACT VALUE RECEIVABLE	CONTRACT VALUE DELIVERABLE	RECEIVABLE	DELIVERABLE	NET POSITION
Currency	Mexican pesos	$ 19,994,635	$ -	$ 20,036,064	$ -	$ 20,036,064
	U.S. Dollars	296,181	20,019,072	297,202	20,705,891	(20,408,689)
	Euro	-	171,350	-	171,575	(171,575)
	Yen	-	1,066,289	-	1,110,204	(1,110,204)
				$ 20,333,266	$ 21,987,670	$ (1,654,404)
			CONTRACT VALUE			
Interest rates	Mexican pesos		$ 13,600,000	$ 55,895	$ 35,320	$ 20,575
	U.S. Dollars		4,494,880	8,150	46,784	(38,634)
	UDI		124,375	366	1,319	(953)
				$ 64,411	$ 83,423	$ (19,012)
				$ 20,397,677	$ 22,071,093	$ (1,673,416)

The Financial Group entered into nominal interest rate swaps in Mexican pesos with various institutions, agreed to at rates ranging from 6.04% to 11.55% annually. At December 31, 2003, the reference amount of swaps was $13,600,000.

9. LOAN PORTFOLIO

Loans granted classified by type of loan at December 31, 2003 and 2002, were as follows:

	PERFORMING PORTFOLIO 2003	PERFORMING PORTFOLIO 2002	NON-PERFORMING PORTFOLIO 2003	NON-PERFORMING PORTFOLIO 2002	TOTAL 2003	TOTAL 2002
Commercial loans-						
Denominated in Mexican pesos-						
Commercial	$ 37,283,550	$ 31,473,018	$ 490,513	$ 2,163,813	$ 37,774,063	$ 33,636,831
Rediscounted portfolio	3,208,660	3,581,452	80,899	29,704	3,289,559	3,611,156
Lease portfolio	620,999	406,986	3,464	5,624	624,463	412,610
Denominated in U.S. dollars-						
Commercial	26,511,546	30,794,145	660,754	2,630,994	27,172,300	33,425,139
Rediscounted portfolio	1,153,092	1,144,652	19,081	21,911	1,172,173	1,166,563
Lease portfolio	928,700	1,216,240	22,289	21,517	950,989	1,237,757
Total commercial loans	69,706,547	68,616,493	1,277,000	4,873,563	70,983,547	73,490,056
Financial entities	602,086	1,332,422	1,516	1,517	603,602	1,333,939
Consumer-						
Credit card	17,705,949	15,526,119	982,597	917,084	18,688,546	16,443,203
Other consumer loans	7,424,405	5,440,640	349,459	196,577	7,773,864	5,637,217
Mortgage	36,834,471	41,492,265	3,828,808	5,392,086	40,663,279	46,884,351
Government entities	38,903,840	32,431,539	286	286	38,904,126	32,431,825
FOBAPROA or IPAB loans	79,905,923	80,933,166	-	-	79,905,923	80,933,166
	$ 251,083,221	$ 245,772,644	$ 6,439,666	$ 11,381,113	$ 257,522,887	$ 257,153,757

Interest income and commissions classified by type of loan were as follows:

TYPE OF LOAN	2003 INTEREST	2003 COMMISSIONS	2003 TOTAL	2002 TOTAL
Commercial loans-				
Denominated in Mexican pesos-				
Commercial	$ 3,314,112	$ 210,889	$ 3,525,001	$ 3,900,905
Rediscounted portfolio	250,867	-	250,867	348,593
Lease portfolio	65,336	2,434	67,770	82,557
Denominated in U.S. dollars-				
Commercial	1,313,670	1,494	1,315,164	2,056,676
Rediscounted portfolio	70,672	-	70,672	86,392
Total commercial loans	5,014,657	214,817	5,229,474	6,475,123
Financial entities	23,266	18	23,284	42,963
Consumer-				
Credit card	5,131,210	-	5,131,210	5,037,713
Other consumer loans	1,342,165	35,180	1,377,345	898,573
Mortgage	2,615,027	158,409	2,773,436	3,230,621
Government entities	1,608,319	41,680	1,649,999	627,937
FOBAPROA or IPAB loans	5,387,319	-	5,387,319	6,521,767
	$ 21,121,963	$ 450,104	$ 21,572,067	$ 22,834,697

At December 31, 2003 and 2002, loans classified by economic sectors were as follows:

	2003 AMOUNT	2003 CONCENTRATION PERCENTAGE	2002 AMOUNT	2002 CONCENTRATION PERCENTAGE
Foreign sector (non- Mexican entities)	$ 1,027,189	0.40%	$ 941,324	0.37%
Private sector (companies and individuals)	70,009,068	27.18%	72,891,457	28.34%
Financial	549,812	0.21%	919,548	0.36%
Credit cards and consumer	26,462,410	10.28%	22,080,420	8.59%
Mortgage	40,663,279	15.79%	46,884,351	18.23%
Federal government loans	38,904,126	15.11%	32,431,825	12.61%
FOBAPROA or IPAB loans	79,905,923	31.03%	80,933,166	31.47%
Other past-due loans	1,080	0.00%	71,666	0.03%
	$ 257,522,887	100.00%	$ 257,153,757	100.00%

Related-party loans- At December 31, 2003 and 2002, loans granted to related parties amounted to $12,538,410 and $8,513,482, respectively. The amount of related party loans at December 31, 2003 and 2002 includes $6,145,094 and $5,462,146, respectively, in letters of credit, which are recorded in memoranda accounts.

Credit support program- BBVA Bancomer has adhered to the following credit support programs established by the Federal Government and the Mexican Banks' Association, A.C.:

- Debtors Credit Support Mortgage Program and Debtors Credit Benefits Agreement for Mortgage
- Financial Support Program for the Agriculture and Fishing Sector (FINAPE).
- Benefits Program for Business Loan Debtor
- Agreement of Financial Support and Development for Micro, Small and Medium-Size Firms (FOPYME).
- Additional Benefits Program for Mortgage Debtors-Credits for FOVI type housing.

Also, during 1998 the Federal Government and the banks disseminated a new and definitive debtors support plan called "Final Aid", which as of 1999 replaces the calculation of the benefits granted in support programs for Housing Loan Debtors. Such support plan was substituted for FOPYME and FINAPE in 1999 and 2000, and as of 2001 continued applying the benefits established in the original support programs.

The "Final Aid" program for mortgage borrowers defines the discounts on the outstanding balance of loans recorded at November 30, 1998, without considering interest in arrears. Regarding FOPYME and FINAPE credit programs, the discounts are applied on the payments and the discount percentage is determined according to the balance of the loan recorded at July 31, 1996.

The amount of discounts is recognized by the Federal Government and BBVA Bancomer at different percentages, the part recognized by the Federal Government is recorded as an account receivable, which generates interest at the CETES-91 day rate carried to a 28-day curve, capitalized monthly, the percentage absorbed by BBVA Bancomer is applied to the allowance for loan losses. At December 31, 2003, the balance of the discounts payable by the Federal Government is $1,796,185, which will be settled together with its respective capitalization of interest at the beginning of June 2004.

Due to the results from the audits of the support programs, during 2002 the Federal Government confirmed compliance by BBVA Bancomer with the regulations applicable for the recovery of the conditioned support relative to various programs. For this reason, in June 2003 BBVA Bancomer received from the Federal Government payments relative to the benefits due from the latter, the "Housing", "FOVI", FOPYME and FINAPE support programs in the amount of $2,095,116 (nominal value).

Credit granting policies and procedures- BBVA Bancomer's Credit Manual regulates the granting, control and recovery of loans. This manual was authorized by the Board of Directors and outlines the parameters to be followed by officers involved in the credit process, which are based on the Credit Institutions Law, the conservative credit rules established by the Commission and sound banking practices.

Credit authorization under the Board of directors' responsibility is centralized in empowered committees and officers.

In the credit management function the general process from promotion to recovery is defined, specifying, by business unit, the policies, procedures and responsibilities of the officers involved, as well as the tools to be used in each step of the process.

The credit process is based on a thorough analysis of credit applications, in order to determine the comprehensive risk of each debtor. In most loans, debtors must at least have an alternate repayment source.

Consumer loans, mortgage loans and loans to small and micro-sized companies are subject to automated evaluation and follow-up mechanisms that have been implemented, based on certain standard factors which, under the bank's criteria, are used to make decisions, and allow greater efficiency in the handling of high volumes of loan applications.

10. UDI-DENOMINATED RESTRUCTURED LOANS

At December 31, 2003 and 2002, the overall UDI-denominated restructured loan portfolio was comprised as follows:

	2003					2002
DESCRIPTION	STATES AND MUNICIPALITIES	MORTGAGES	FARMING AND FISHING	PRODUCTIVE PLANT	TOTAL	TOTAL
Performing loans	$ 11,426,511	$ 26,149,254	$ 55,764	$ 36,942	$ 37,668,471	$ 43,078,750
Performing interest	24,803	112,452	55	191	137,501	193,662
Non-performing portfolio	280	2,078,258	-	-	2,078,538	3,080,401
Accrued interest on non-performing loans	6	67,839	-	-	67,845	132,782
Total	$ 11,451,600	$ 28,407,803	$ 55,819	$ 37,133	$ 39,952,355	$ 46,485,595

11. TRANSACTIONS WITH FOBAPROA

Following the economic crisis in Mexico that arose in December 1994, BBVA Bancomer participated in government support programs under which BBVA Bancomer transferred loan portfolio cash flows to FOBAPROA during 1995 and 1996.

In return for the loans transferred to FOBAPROA, BBVA Bancomer received promissory notes issued by FOBAPROA, which at December 31, 2003 and 2002 consisted of:

DESCRIPTION	MEXICAN PESOS 2003	MEXICAN PESOS 2002	U.S. DOLLARS (IN MEXICAN PESOS) 2003	U.S. DOLLARS (IN MEXICAN PESOS) 2002	TOTAL 2003	TOTAL 2002
Bancomer portfolio transactions-						
Tranches I and II	$ 81,395,285	$ 80,286,290	$ 1,495,605	$ 1,411,517	$ 82,890,890	$ 81,697,807
Promex promissory note	26,732,478	26,903,233	-	-	26,732,478	26,903,233
Cash flows deliverable to FOBAPROA	(13,498,029)	(12,424,501)	(1,976,143)	(1,815,482)	(15,474,172)	(14,239,983)
Allowance for decrease in value of promissory note	(25,525,006)	(25,410,805)	-	-	(25,525,006)	(25,410,805)
	69,104,728	69,354,217	(480,538)	(403,965)	68,624,190	68,950,252
BBV-México portfolio transactions-						
FOBAPROA I	4,736,352	5,243,882	-	-	4,736,352	5,243,882
FOBAPROA II	13,369,111	13,187,292	-	-	13,369,111	13,187,292
Arrendadora Atlas	416,172	405,012	-	-	416,172	405,012
Cash flows deliverable to FOBAPROA	(3,915,201)	(3,521,875)	-	-	(3,915,201)	(3,521,875)
Allowance for decrease in value of promissory NOTE	(3,324,701)	(3,331,397)	-	-	(3,324,701)	(3,331,397)
	11,281,733	11,982,914	-	-	11,281,733	11,982,914
Total under loan portfolio	$ 80,386,461	$ 81,337,131	$ (480,538)	$ (403,965)	$ 79,905,923	$ 80,933,166

Promissory notes issued by FOBAPROA executed during 1995 and 1996 have an effective term of ten years, bearing interest at rates referenced to the CETES and LIBOR, depending on the transaction applicable to Mexican peso and U.S. dollar transactions, respectively.

Some of the transactions of the portfolio sold to FOBAPROA establish that the credit institution will share collection risks on portfolio cash flows equivalent to 25% of the value of the collection rights at maturity. Any gains on such portfolio will be assigned to BBVA Bancomer. On February 25, 1998, the Commission established the accounting treatment for the recognition of an allowance for loan losses for the loan portfolio under this process.

BBVA Bancomer fully reserved 25% of the loss shared with FOBAPROA; which was applied against stockholders' equity in 2000. Since that time, BBVA Bancomer only records the revenue from 75% of the value of the promissory notes, thus keeping covered 100% of the risk of BBVA Bancomer and the incentives program.

The risk-sharing FOBAPROA promissory notes are $49,716,469 after collections and allowances and refer to the sale of the portfolios identified as "Tranches I and II" from Bancomer and "FOBAPROA II" and "Arrendadora Atlas" from BBV-México.

Promissory notes derived from the financial strengthening program of Promex bear interest at the 91-day TIIE rate and will mature in 2008.

The balances of the loan portfolio whose cash flows were transferred to FOBAPROA and the respective allowance for loan losses were as follows:

		2003		2002
Loan portfolio	$	13,593,597	$	17,267,567
Securities portfolio		23,026		220,348
Repossessed assets		1,579,034		3,371,746
Allowance for loan losses		(7,493,210)		(9,226,199)
Total	$	7,702,447	$	11,633,462

12. ALLOWANCE FOR LOAN LOSSES

The following table presents the results of basic loan ratings made for the purpose of recording the loan loss allowance based on the requirements discussed in Note 4:

	2003		2002	
RISK CATEGORY	TOTAL LOANS	ALLOWANCE	TOTAL LOANS	ALLOWANCE
A	$ 142,563,990	$ 1,881,640	$ 122,143,325	$ 1,159,471
B	14,362,831	1,789,352	18,844,636	2,575,546
C	3,776,144	1,475,232	7,248,294	2,679,831
D	4,007,217	2,843,756	4,814,002	3,408,044
E	1,394,853	1,454,385	2,981,306	3,012,735
Subtotal	166,105,035	9,444,365	156,031,563	12,835,627
Loans exempt from classification	151,850,417	-	158,873,152	-
Allowance as of December 31	$ 317,955,452	$ 9,444,365	$ 314,904,715	$ 12,835,627

The allowance for loan losses at December 31, 2003 and 2002 was determined based on the balances at that date.

The allowance for loan losses includes 100% of past-due interest at December 31, 2003 and 2002.

At December 31, 2003 and 2002, the allowance for loan losses represented 146.66% and 112.78 %, respectively, of the non-performing loan portfolio.

Loans and allowance shown above include loans granted in foreign currency, converted into Mexican pesos using the exchange rate in effect at December 31, 2003.

In conformity with the regulations established, BBVA Bancomer did not record any allowance for the loan portfolio of the UDI trusts for States and Municipalities.

Based on agreements between the Commission and credit institutions the distressed commercial portfolio has been defined as that which has a D and E risk classification. Based on such definition, the distressed commercial portfolio is $897,128 and $2,667,838 for 2003 and 2002, respectively.

Changes in the allowance for loan losses- Below is an analysis of the allowance for loan losses:

		2003		2002
Balance at beginning of year	$	12,835,627	$	15,562,995
Provision charged to income statement		3,839,312		2,802,235
Applications and write-offs for the period		(7,378,022)		(6,021,722)
Provision charged to results of prior year		-		332,522
Price-level restatement		147,448		159,597
Balance at end of year	$	9,444,365	$	12,835,627

13. RECEIVABLE, SUNDRY DEBTORS AND PREPAYMENTS, NET

The balance of other accounts receivable at December 31, 2003 and 2002 consists of the following:

ITEM	2003	2002
Loans to officers and employees	$ 3,202,000	$ 3,027,364
Sundry debtors	1,333,987	1,188,580
Prepaid expenses	1,473,147	1,376,228
Debtors from transaction settlement	1,129,768	324,652
Other	374,988	471,742
	7,513,890	6,388,566
Less- Allowance	(86,146)	(118,095)
	$ 7,427,744	$ 6,270,471

14. REPOSSESSED ASSETS, NET

Repossessed assets at December 31, 2003 and 2002 were as follows:

ITEM	2003	2002
Construction	$ 1,912,877	$ 2,125,332
Land	975,187	1,419,205
Other	153,694	366,816
	3,041,758	3,911,353
Less- Allowance for asset impairment	(437,055)	(526,677)
	$ 2,604,703	$ 3,384,676

15. PROPERTY, FURNITURE AND EQUIPMENT, NET

Property, furniture and equipment at December 31, 2003 and 2002 is as follows:

ITEM	2003	2002
Furniture and equipment	$ 14,384,342	$ 14,193,030
Office space	12,265,398	13,108,050
Installation costs	3,926,887	3,956,447
	30,576,627	31,257,527
Less- Accumulated depreciation and amortization	(15,945,167)	(15,675,919)
	$ 14,631,460	$ 15,581,608

16. EQUITY INVESTMENTS

Investments in non-consolidated subsidiaries and affiliates that were valued using the equity method were as follows:

OWNERSHIP PERCENTAGE	ITEM	2003	2002
75.01%	Seguros BBVA Bancomer, S.A. de C.V.	$ 906,803	$ 749,212
1.81%	Siefore Bancomer Real, S.A. de C.V.	877,084	577,514
99.99%	Pensiones Bancomer, S.A. de C.V.	721,000	527,052
11.81%	Servicio Panamericano de Protección, S.A. de C.V.	291,251	318,322
Various	Sociedades de Inversión	80,368	138,897
55.00%	Grupo Constructor RAM, S.A. de C.V.	125,592	130,635
49.80%	Onexa, S.A. de C.V.	535,842	74,445
Various	Others	770,397	742,106
	Total	$ 4,308,337	$ 3,258,183

Investments in equity securities of associated companies at December 31, 2003 and 2002 were determined in some cases based on unaudited financial information, and then adjusted, in the event of differences, upon disposition thereof.

17. DEFERRED TAXES

The Financial Group has recognized net deferred income taxes and employee profit sharing resulting from temporary differences between the book and tax bases of assets and liabilities and tax loss carry forwards at December 31, 2003 and 2002, of $22,288,497 and $24,934,175, respectively, as follows:

ITEM	2003 TEMPORARY DIFFERENCE	2003 DEFERRED INCOME TAX	2003 DEFERRED EMPLOYEE PROFIT SHARING	2002 TEMPORARY DIFFERENCE	2002 DEFERRED INCOME TAX	2002 DEFERRED EMPLOYEE PROFIT SHARING
Temporary differences: assets						
Allowance for loan losses (nondeductible portion)	$ 27,780,294	$ 9,413,883	$ 2,067,472	$ 33,905,921	$ 11,867,072	$ 2,091,372
Tax loss carry forwards	32,896,805	10,679,331	-	33,539,234	11,716,689	-
Fair value adjustment of investments	3,358,159	1,141,774	-	2,755,429	964,400	-
Deducted repossessed assets	1,362,292	463,181	(25,562)	1,234,306	432,007	(26,562)
Other assets	1,480,253	509,342	-	1,292,429	448,295	-
Loss on sale of shares	545,206	185,370	-	987,114	345,490	-
Allowance for debtors and creditors	55,524	18,878	-	82,258	28,790	-
Allowance for repossessed assets	-	-	-	78,410	27,444	-
Total assets	67,478,533	22,411,759	2,041,910	73,875,101	25,830,187	2,064,810
Temporary differences: liabilities						
Fixed assets	3,266,476	1,110,602	336,975	3,790,132	1,325,007	-
Other liabilities	760,950	248,161	4,029	917,991	302,057	4,187
Total liabilities	4,027,426	1,358,763	341,004	4,708,123	1,627,064	4,187
Tax rate reduction adjustment	-	(465,405)	-	-	(1,329,571)	-
Net deferred asset	$ 63,451,107	$ 20,587,591	$ 1,700,906	$ 69,166,978	$ 22,873,552	$ 2,060,623

Based on the tax projections prepared by management, it is expected that the deferred tax asset arising from tax loss carryforwards and allowance for loan losses will be recovered before their expiration dates, between 2003 and 2008.

As explained in Note 24, the new Income Tax Law was enacted on January 1, 2002. Among other changes, the Law calls for the gradual reduction of the income tax rate to 32%. According to provisions under Bulletin D-4, "Accounting for income and asset taxes and employee profit sharing" of PCGA, based on the projections prepared in connection with the recovery of deferred taxes, management adjusted the balance of deferred taxes considering the rates expected to be in effect when the tax amounts were recovered. The effect of this adjustment amounted to $112,000 and $56,504 (nominal value) in 2003 and 2002, respectively, and was reflected in the results of the year within the caption "Deferred income taxes and employee profit sharing".

18. GOODWILL

At December 31, 2003 and 2002 goodwill was as follows:

ITEM	2003 GOODWILL	2003 ACCUMULATED AMORTIZATION	2003 NET	2002 GOODWILL	2002 ACCUMULATED AMORTIZATION	2002 NET
Banca Promex	$ 2,968,262	$ 495,338	$ 2,472,924	$ 2,968,261	$ 346,296	$ 2,621,965
Afore Bancomer	1,883,885	290,433	1,593,452	1,883,885	196,238	1,687,647
Seguros BBVA Bancomer	681,380	108,533	572,847	681,380	74,464	606,916
Pensiones Bancomer	153,321	23,637	129,684	153,321	15,971	137,350
Other	72,728	19,675	53,053	72,728	16,668	56,060
	$ 5,759,576	$ 937,616	$ 4,821,960	$ 5,759,575	$ 649,637	$ 5,109,938

19. DEPOSITS

Liquidity requirements- The "Investment regime for foreign currency transactions and conditions to meet during the term of the transactions in such currency", designed by Banco de México, establishes the procedures to calculate the liquidity requirements on the foreign currency denominated liabilities for credit institutions.

Based on the above procedure, in 2003 and 2002, BBVA Bancomer was subject to liquidity requirements of U.S.$36,809 (thousands) and U.S.$1,191,043 (thousands), respectively, and maintained investments in liquid assets of U.S.$1,030,742 (thousands) and U.S.$1,955,819 (thousands), reflecting liquidity excesses of U.S.$993,933 (thousands) and U.S.$764,776 (thousands), respectively.

On August 29, 2002 Circular-Telefax 30/2002 of the Banco de México went into effect, terminating the statutory monetary deposits established in Banco de México based on the regulations in effect at that date, whose purpose is to regulate the excess liquidity expected for the money market. It also established a new statutory monetary deposit of $150,000,000 for all credit institutions, for an indefinite period, with interest payable every 28 days, which started to accrue as of September 26, 2002 the date of the first deposit. At December 31, 2003 and 2002, the statutory monetary deposits of BBVA Bancomer are $42,844,845 and $37,504,891, respectively, and are presented in the "Banco de México" balance under "Banks".

Deposits consisted of the following:

	2003	2002
Demand deposits-		
Demand deposits	$ 179,689,212	$ 155,833,388
Saving deposits	135,297	140,288
Time deposits-		
Time deposits	13,876,054	12,228,635
Notes with interest payable at maturity	167,454,844	160,310,456
Total	$ 361,155,407	$ 328,512,767

20. INTERBANK LOANS AND LOANS FROM OTHER ENTITIES

At December 31, 2003 and 2002 interbank loans consisted of the following:

	MEXICAN PESOS		U.S. DOLLARS IN MEXICAN PESOS		TOTAL	
ITEM	2003	2002	2003	2002	2003	2002
Bank loans	$ 40,682,564	$ 19,679,235	$ 7,643,393	$ 13,966,906	$ 48,325,957	$ 33,646,141
Loans from other entities	7,358,590	8,066,018	1,152,534	1,150,814	8,511,124	9,216,832
Total	$ 48,041,154	$ 27,745,253	$ 8,795,927	$ 15,117,720	$ 56,837,081	$ 42,862,973

Interbank loans and loans from other entities denominated in foreign currencies were contracted by the Financial Group with terms ranging from 2 days to 25 years and annual rates ranging between 0.5% and 8.7%. Such loans are contracted with over 50 foreign financial institutions, with no significant concentration in any of them.

21. LABOR LIABILITIES

The Financial Group has a liability from labor obligations that, in the case of BBVA Bancomer, BBVA Bancomer Gestión Sociedad Operadora de Sociedades de Inversión Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer Servicios Administrativos, S.A. de C.V., is derived from the pension plan. Such liability will be used to cover pensions and seniority premiums at the date of retirement. In the case of Desitel Tecnología y Sistemas, S.A. de C.V., Casa de Bolsa BBVA Bancomer, S.A. de C.V., Servicios Externos de Apoyo Empresarial, S.A. de C.V. and Servicios Corporativos Bancomer, S.A. de C.V., such obligations are related to seniority premiums.

Aside from the aforementioned liabilities, BBVA Bancomer, BBVA Bancomer Servicios Administrativos, S.A. de C.V. and Servicios Externos de Apoyo Empresarial, S.A. de C.V. also have post retirement obligations derived from the payment of integral medical services to pensioners and their economic dependents.

The amount of such labor liabilities is determined based on the calculations performed by independent actuaries using the projected unit credit method, and in conformity with the methodology established in Bulletin D-3 of PCGA.

Except for Desitel Tecnología y Sistemas, S.A. de C.V. and Servicios Corporativos Bancomer, S.A. de C.V., the aforementioned entities manage their pension plan assets through guarantee trusts.

Pension plan and seniority premium

At December 31, 2003 and 2002, the liability relative to the personnel of the Financial Group was as follows:

ITEM		2003		2002
Accumulated benefit obligation	$	5,173,130	$	4,526,642
Plan assets		(4,596,420)		(4,213,378)
Excess of plan assets in seniority premium		1,729		1,121
Current net liability derived from employee pensions	$	578,439	$	314,385

For the years ended December 31, 2003 and 2002, the net cost was as follows:

ITEM		2003		2002
Service cost	$	167,860	$	150,545
Financial cost		307,062		312,880
Amortization of past services		47,203		17,873
Amortization of transition liability		2,040		1,547
Unrecognized experience and assumptions differences		264		(42)
Actual return on plan assets		(223,168)		(234,500)
Net *cost for the period*	$	301,261	$	248,303
Reduction and discharge of obligations	$	4,348	$	(169,465)

The real interest rates utilized in the actuarial calculations were:

ITEM	2003	2002
Actual return on plan assets	5.5%	5.5%
Interest rate	5.5%	5.5%
Salary increase rate	1.5%	1.5%
Rate of increase in medical services	2.0%	2.0%

Information on obligations from projected and vested benefits is presented below:

ITEM		2003		2002
Projected benefit obligation	$	5,503,512	$	4,979,452
Plan assets		(4,596,420)		(4,213,378)
Unrecognized items:				
Unrecognized experience and assumption differences		(330,507)		(422,529)
Past services		(564,905)		(331,919)
Transition liability		(10,535)		(10,625)
Net pension liability	$	1,145	$	1,001
Obligations from vested benefits	$	2,911,795	$	2,721,466

Indemnity payments are charged to the income statement in the period in which they are made.

Post retirement obligations – Integral medical services

For the years ended December 31, 2003 and 2002, the liability relative to the post retirement obligations was as follows:

ITEM		2003		2002
Accrued obligation for post retirement benefits	$	2,266,464	$	2,027,377
Plan assets		(401,255)		(204,768)
Unrecognized items:				
Transition liability		(1,725,487)		(1,821,451)
Unrecognized experience and differences in assumptions		(140,617)		(1,158)
Net projected asset	$	(895)	$	-
Payments	$	(57,125)	$	(54,035)

For the years ended December 31, 2003 and 2002, the net cost was as follows:

ITEM		2003		2002
Service cost	$	42,466	$	42,620
Financial cost		110,019		104,296
Actual return on plan assets		(9,692)		-
Amortization of transition liability		95,960		96,148
Net cost of the period	$	238,753	$	243,064

Pension plan "Fixed Contribution"

Also, BBVA Bancomer, Casa de Bolsa BBVA Bancomer, S.A. de C.V. and BBVA Bancomer Servicios Administrativos, S.A. de C.V. have an established pension plan denominated "Fixed Contribution", to which defined contributions are made based on payroll percentage. Over the long term this plan will replace the defined benefits plan, which generates the previous liability. Currently 12,035 employees from BBVA Bancomer, 111 employees from Casa de Bolsa BBVA Bancomer, S.A. de C.V. and 10 employees from BBVA Bancomer Servicios Administrativos, S.A. de C.V. participate in this plan. Apart from the defined benefit monthly retirement pension, benefits will be paid in the event of voluntary retirement, death, or total or permanent disability, through fixed contributions to employees' individual fund. At December 31, 2003 and 2002, the assets of the plan of BBVA Bancomer and its obligations are $588,190 and $500,532, the assets of the plan of Casa de Bolsa BBVA Bancomer, S.A. de C.V. and its obligations are $16,390 and $22,607, and the assets of the plan of BBVA Bancomer Servicios Administrativos, S.A. de C.V. and its obligations are $432 and $326, respectively.

22. SUBORDINATED DEBT

ITEM		2003		2002
Subordinated debentures-				
Bancomer 98 subordinated debt, at the average of Interbank Equilibrium Interest Rates (TIIE), payable every 28 days and maturing on September 28, 2006.	$	2,500,000	$	2,597,825
Subordinated debt, totaling U.S.$100 million, issued in December 1995, at a floating rate of 4 percentage points over 3-month LIBOR, with interest payable quarterly and with principal due at maturity on June 21, 2004.		1,123,720		1,084,779
Subordinated debt, totaling U.S.$10 million, issued on May 24, 1996, at a floating rate of 3.50 percentage points over 3-month LIBOR, with interest payable quarterly beginning on the issue date, and with principal due at maturity on May 28, 2004.		112,372		108,478
Subordinated debt, totaling U.S.$115 million, issued on May 15, 1996, at a floating rate of 3.50 percentage points over 3-month LIBOR, with interest payable quarterly beginning on the issue date, and with principal due at maturity on May 15, 2004.		1,292,278		1,247,496
Subordinated debt, totaling U.S.$125 million, issued in March 1996, at a floating rate of 4 percentage points over 3-month LIBOR, with interest payable quarterly and with principal due at maturity on March 29, 2004.		292,444		282,309
Subordinated debentures PROMEX 95-1, bearing interest at the greater of the CEDES, CETES or TIIE rates, plus 1.50% to 2.50%, payable every 28 days and maturing on April 10, 2003.		-		51,957
Subordinated debentures PROMEX 95-2, bearing interest at the greater of the CEDES, CETES or TIIE rates, plus 1.50% to 2.50%, payable every 28 days and maturing on September 18, 2003.		-		51,957
Accrued interest payable.		11,191		13,499
Total	$	5,332,005	$	5,438,300

The debt issuance costs related to these issues are amortized using the straight-line method over the life of the debt.

23. TRANSACTIONS AND BALANCES WITH NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Balances and transactions with non-consolidated subsidiaries and affiliated companies were not significant and were the result of normal activities.

24. INCOME AND ASSET TAXES, EMPLOYEE PROFIT SHARING AND RESTRICTIONS ON EARNINGS

Income and asset tax regulations- The Financial Group and its subsidiaries are subject to income taxes and asset taxes. Income taxes are determined taking into consideration certain taxable and deductible effects of inflation, such as depreciation calculated on restated asset values, which permits the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component.

The new tax law enacted January 1, 2002, establishes that the income tax rate is 32%, gradually, decreasing to 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005 and thereafter.

Asset tax is incurred at the 1.8% rate after deducting the average of fixed assets and deferred charges from de liabilities acquired to purchase such assets. Tax is only paid to the extent that it exceeds ISR for the year. Any payment made can be offset against the amount by which ISR exceeds asset tax in the following ten fiscal years. In 2003, the Financial Group and its subsidiaries incurred tax of $102,062.

Taxable income- The principal items affecting the determination of taxable income or loss of the Financial Group and its consolidated subsidiaries were the inflationary component, book gain on sale of shares, write-offs and allowances for loan losses, which have a different treatment for book and tax purposes.

Tax loss carryforwards and recoverable asset tax (IMPAC)- The Financial Group and its consolidated subsidiaries had tax loss carryforwards that will be amortized in the future for income tax purposes and are indexed for inflation through the year they are utilized. Tax loss carryforwards may be applied against taxable income over a period not longer than ten years from the date they were generated. The restated amount of tax loss carryforwards as of December 31, 2003 and their expiration dates are as follows:

YEAR	RESTATED AMOUNT OF TAX LOSS CARRYFORWARDS	EXPIRATION DATE
1994	$ 480,291	2004
1995	142,742	2005
1996	2,064,374	2006
1997	7,549,032	2007
1998	6,280,457	2008
1999	2,301,344	2009
2000	4,634,715	2010
2001	5,962,254	2011
2002	3,481,596	2012
	$ 32,896,805	

Furthermore, there are recoverable asset taxes of $456,885 at December 31, 2003, whose expiration date is between the years 2005 and 2013.

Employee profit sharing- Employee profit sharing is computed based on taxable income.

25. STOCKHOLDERS' EQUITY

Capital stock- The capital stock of the Financial Group at December 31, 2003 and 2002, was as follows:

	NUMBER OF SHARES AT PAR VALUE OF $0.11 EACH SHARE					
	2003			2002		
	AUTHORIZED	UNSUBSCRIBED	PAID-IN	AUTHORIZED	UNSUBSCRIBED	PAID-IN
Series "B"	4,605,999,999	(60,462,657)	4,545,537,342	-	-	-
Series "F"	4,794,000,001	(62,930,521)	4,731,069,480	-	-	-
Series "O"	-	-	-	9,400,000,000	(175,386,178)	9,224,613,822
Debt conversion into capital stock	-	-	-	-	51,993,000	51,993,000
Total	9,400,000,000	(123,393,178)	9,276,606,822	9,400,000,000	(123,393,178)	9,276,606,822
Conversion of Series "O" to Series "B" and "F"	-	-	-	(9,400,000,000)	123,393,178	(9,276,606,822)
Conversion to "B"	-	-	-	4,605,999,999	(60,462,657)	4,545,537,342
Conversion to "F"	-	-	-	4,794,000,001	(62,930,521)	4,731,069,480
Total	9,400,000,000	(123,393,178)	9,276,606,822	9,400,000,000	(123,393,178)	9,276,606,822

	CAPITAL STOCK					
	2003			2002		
	AUTHORIZED	UNSUBSCRIBED	PAID-IN	AUTHORIZED	UNSUBSCRIBED	PAID-IN
Series "B"	$ 506,660	$ (6,651)	$ 500,009	$ -	$ -	$ -
Series "F"	527,340	(6,922)	520,418	-	-	-
Series "O"	-	-	-	1,034,000	(19,292)	1,014,708
Debt conversion into capital stock	-	-	-	-	5,719	5,719
	1,034,000	(13,573)	1,020,427	1,034,000	(13,573)	1,020,427
Conversion of Series "O" to Series "B" and "F"	-	-	-	(1,034,000)	13,573	(1,020,427)
Conversion to "B"	-	-	-	506,660	(6,651)	500,009
Conversion to "F"	-	-	-	527,340	(6,922)	520,418
	$ 1,034,000	$ (13,573)	1,020,427	$ 1,034,000	$ (13,573)	1,020,427
Capitalization of restatement			4,897,003			-
Restatement to Mexican pesos of December 31, 2003			1,964,214			1,964,214
			$ 7,881,644			$ 2,984,641

On April 1, 2003 at the General Ordinary Stockholders' Meeting it was agreed to reorder certain Financial Group stockholders' equity items by incorporating the net effect derived from restating the following stockholders' equity headings into the amount of restated common stock: share premium, capital reserves and the result of prior years. At the meeting it was also agreed to incorporate to the restated historical amount of common stock the following historical and restated stockholders' equity headings: deficit on equity restatement and the results from holding nonmonetary assets. The net effect of the common stock increase was $4,767,000 (nominal value). These adjustments did not have any equity effect, as they were only reclassified between stockholders' equity accounts. Similarly, at the meeting it was resolved to offset the historical portion of losses from prior years against the share premium of $2,694 (nominal value).

The common stock of the Financial Group at December 31, 2003 is $1,034,000 (nominal value) and consists of 9,400,000,000 Series "F" and "B" nominative shares at par value of $0.11 each share, of which 9,276,606,822 shares are fully subscribed and paid in, with 4,171,045,738 shares of fixed capital and 5,105,561,084 of variable capital. 123,393,178 unsubscribed shares are held in the treasury of the Financial Group.

Series "F" shares must represent at least 51% of the Financial Group's capital and may only be acquired directly or indirectly by a foreign financial institution and sold with the prior authorization of the SHCP, subject to compliance with the regulations contained in the Financial Group's Law.

Series "B" shares, which may represent up to 49% of the Financial Group's capital, will be of unlimited subscription and will be governed by the provisions of the Financial Group's Law for this series of shares.

Restrictions on income- Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if income for which no corporate tax has been paid is distributed, the tax must be paid upon distribution of the dividends. Consequently, the Financial Group must keep a record of income subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of the Financial Group is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of outstanding capital stock. This reserve may not be distributed to stockholders during the existence of the Financial Group, except in the form of a stock dividend.

Issuance of capital notes- On February 9, 2001, BBVA Bancomer issued capitalization instruments (capital notes) for U.S.$500 million placed through a global offering, with an annual yield of 10.5% over a 10-year term. BBVA Bancomer has reserved the right to early redeem the capital notes beginning in the fifth year from their issuance date.

This issue was listed on the Luxembourg Stock Exchange and offered through a global offering according to Rule 144 A of the US Securities Exchange Act to qualified US institutional investors, and under Regulation "S" of this Act to non-US investors.

The issuance of these notes is contemplated in the capitalization rules issued by the SHCP and significantly contribute to the strengthening of BBVA Bancomer's capitalization base.

In conformity with the capital notes offering memorandum, payment of yields may be suspended if the capitalization index of BBVA Bancomer falls below the minimum required by the authorities or by any other regulation.

Capitalization index- The regulations establish requirements for specific net capital levels, as a percentage of risk assets, for both market and credit purposes. However, in order to determine net capital, deferred taxes represents a maximum of 20% of Tier 1 capital.

At December 31, 2003, the combined capitalization index of BBVA Bancomer and BBVA Bancomer Servicios represented 16.36% of total risk (market and credit) and 22.38% of credit risk, which are 8.36 and 14.38 percentage points above the respective minimum requirements.

The net combined capital of the credit institutions, divided into Tier 1 and Tier 2 capital, is detailed as follows (the amounts shown in this note may differ in presentation from the basic financial statements):

Basic capital:

ITEM		AMOUNT
Stockholders' equity	$	52,985,254
Capital notes		4,091,035
Deductions of investments in shares of financial entities		(4,070,989)
Deductions of investments in shares of non-financial entities		(1,583,790)
Deductions of deferred taxes		(12,858,791)
Organization expenses, other intangible assets		(2,533,854)
Other assets		(3,396)
Total	$	36,025,469

Complementary capital:

ITEM		AMOUNT
Subordinated debt and capital notes	$	3,591,728
Allowance for loan losses		1,989,417
Total	$	5,581,145

The main characteristics of debt and capital notes were as follows:

ITEM		APPRAISED AMOUNT	MATURITY DATE	CALCULATION		WEIGHTED AMOUNT
Non Convertible- debt considered as complementary capital:						
BANCOMER-98	$	2,500,000	28/09/06	60%	$	1,500,000
BANCOMER USD		1,123,720	21/06/04	20%		224,744
BANCOMER USD		112,372	28/05/04	20%		22,474
BANCOMER USD		1,292,278	15/05/04	20%		258,456
BANCOMER USD		292,444	29/03/04	20%		58,489
Eligible capital notes		5,618,600	16/02/11	27%		1,527,565
	$	10,939,414			$	3,591,728

Assets at risk are as follows:

Assets subject to market risk:

ITEM		RISK-WEIGHTED POSITIONS		CAPITAL REQUIREMENTS
Transactions in Mexican pesos with a nominal rate	$	54,114,376	$	4,329,150
Transactions in Mexican pesos with real rate or rate denominated in UDI		1,654,612		132,369
Interest rate transactions in foreign currency with a nominal rate		9,199,560		735,965
Positions in UDIs and Mexican pesos with yield referred to NCPI		17,722		1,418
Positions in currencies with yield indexed to exchange rates		1,703,515		136,281
Positions in shares or with yield indexed to the price of a share, group of shares, or stock exchange index		1,810,641		144,851
Total market risk	$	68,500,426	$	5,480,034

Assets subject to credit risk:

ITEM	RISK-WEIGHTED ASSETS	CAPITAL REQUIREMENTS
Group II (weighted at 20%)	$ 13,869,804	$ 1,109,584
Group III (weighted at 100%)	172,012,217	13,760,977
Total credit risk	$ 185,882,021	$ 14,870,561

26. POSITION IN FOREIGN CURRENCY

At December 31, 2003 and 2002, the exchange rate determined by Banco de México and used by the Financial Group to value its assets and liabilities in foreign currency (translated to U.S. dollars) was $11.2372 and $10.4393 per U.S. dollar, respectively. The balances of foreign currency assets and liabilities as of those dates were as follows:

	THOUSANDS OF U.S. DOLLARS	
	2003	2002
Assets	17,765,039	18,619,819
Liabilities	(17,705,671)	(18,647,766)
Net asset (liability) position in U.S. dollars	59,368	(27,947)
Net asset (liability) position in Mexican pesos	$ 667,130	$ (291,747)

At February 2, 2004, the unaudited net liability position was similar to that at yearend, and the exchange rate at such date was $10.9545 per U.S. dollar.

27. UDI POSITION

At December 31, 2003 and 2002, the Financial Group had UDI-denominated assets and liabilities translated into Mexican pesos, considering the prevailing conversion rate of $3.352003 and $3.225778 per UDI, respectively, as follows:

	THOUSANDS OF UDIS	
	2003	2002
Assets	2,318,609	5,318,032
Liabilities	(1,706,406)	(2,087,160)
Net UDI-denominated assets	612,203	3,230,872
Mexican peso equivalent (thousands)	$ 2,052,106	$ 10,422,076

The asset position at December 31, 2003 was mainly represented by positions in UDIBONOS.

At February 2, 2004, the unaudited UDI position was similar to that at yearend, and the conversion rate was equivalent to Ps.3.370981 Mexican pesos per UDI.

28. NET INCOME PER SHARE

Net income per share is the result of dividing net income by the weighted average number of shares of the Financial Group outstanding during the year.

At December 31, 2003 and 2002, the results of the above are as follows:

ITEM	NET INCOME	2003 NUMBER OF SHARES	INCOME PER SHARE	2002 INCOME PER SHARE
Net income-basic	$ 7,653,477	9,276,606,822	$ 0.82503	$ 0.74754

29. PREVENTIVE AND SAVING PROTECTION MECHANISM

During 2003 and 2002, contributions made by BBVA Bancomer to IPAB and FOBAPROA were $1,538,673 and $1,430,720, respectively.

In December 1998, the Federal Congress approved a law through which FOBAPROA would be gradually phased out from January 1, 1999 through June 1999, and IPAB was created and assumed the assets and obligations of FOBAPROA as a result of the strengthening of credit institutions.

The law established a six-month period to conduct an audit of FOBAPROA and, based on the results, some of the loans originally sold will be returned to the credit institutions, without a reduction in the amount of the promissory notes already formalized, since the returned portfolio will be replaced by other loans approved by IPAB. In addition, IPAB will grant a guarantee covering the collection rights under the terms and conditions established in the general rules published.

As of this date, BBVA Bancomer has complied with all requirements to adhere to the new procedure established by IPAB, pending approval by the pertinent authorities.

30. SEGMENT INFORMATION

The Financial Group participate in different activities of the financial system, including full service banking, stock market intermediation, foreign remittances transfers, financial services, management of mutual funds, management of pension funds, etc.

In order to analyze the financial information by segments, the table below shows revenues obtained during 2003 and 2002 (in millions of Mexican pesos):

		2003						
		TOTAL REVENUE BY SEGMENT						
ITEM	TOTAL	COMMERCIAL BANK	CORPORATE AND GOVERNMENT BANKING	TREASURY TRANSACTIONS	BROKERAGE HOUSE AND INVESTMENT FUNDS	RETIREMENT SAVING FUNDS	FOREIGN REMITTANCES TRANSFER	OTHERS
Interest income and expense, net	$ 20,800	$ 13,640	$ 3,888	$ 3,426	$ (46)	$ 20	$ -	$ (128)
Monetary gain (loss), net	176	-	-	-	-	(21)	-	197
Net interest income	20,976	13,640	3,888	3,426	(46)	(1)	-	69
Provision for loan losses	(3,839)	(825)	(656)	-	-	-	-	(2,358)
Net interest income (loss) after provisions for loan losses	17,137	12,815	3,232	3,426	(46)	(1)	-	(2,289)
Commissions and fees, net	13,987	7,354	2,559	13	719	2,445	681	216
Trading income (loss), net	1,250	279	43	967	139	-	36	(214)
Operating revenue (loss)	32,374	$ 20,448	$ 5,834	$ 4,406	$ 812	$ 2,444	$ 717	$ (2,287)
Non-interest expense	(19,296)							
Operating income	13,078							
Other income	1,068							
Other expense	(2,429)							
Monetary loss	(775)							
Earnings before income taxes and employee prof it sharing	10,942							
Current income tax and employee profit sharing	(645)							
Deferred income tax and employee profit sharing	(2,678)							
Income before share in net income of non-consolidated subsidiaries and affiliates	7,619							
Share in net income of non-consolidated subsidiaries and affiliates	271							
Net income before minority interest	7,890							
Minority interest	(237)							
Net income	$ 7,653							

ITEM		TOTAL		COMMERCIAL BANK		CORPORATE AND GOVERNMENT BANKING		TREASURY TRANSACTIONS		BROKERAGE HOUSE AND INVESTMENT FUNDS		RETIREMENT SAVING FUNDS		FOREIGN REMITTANCES TRANSFER		OTHERS
		2002														
		TOTAL REVENUE BY SEGMENT														
Interest income and expense, net	$	19,137	$	13,590	$	4,142	$	2,190	$	(22)	$	29	$	5	$	(797)
Monetary gain (loss), net		900		-		-		-		-		(17)		-		917
Net interest income		20,037		13,590		4,142		2,190		(22)		12		5		120
Provision for loan losses		(2,802)		(646)		(265)		-		-		-		-		(1,891)
Net interest income (loss) after provisions for loan losses		17,235		12,944		3,877		2,190		(22)		12		5		(1,771)
Commissions and fees, net		12,612		6,610		2,042		(82)		751		2,433		589		269
Trading income (loss), net		1,116		241		29		885		147		-		76		(262)
Operating revenue (loss)		30,963	$	19,795	$	5,948	$	2,993	$	876	$	2,445	$	670	$	(1,764)
Non-interest expense		(19,245)														
Operating income		11,718														
Other income		1,101														
Other expense		(1,336)														
Monetary loss		(887)														
Earnings before income taxes and employee profit sharing		10,596														
Current income tax and employee profit sharing		(619)														
Deferred income tax and employee profit sharing		(2,613)														
Income before share in net loss of non-consolidated subsidiaries and affiliates		7,364														
Share in net loss of non-consolidated subsidiaries and affiliates		(206)														
Net income before minority interest		7,158														
Minority interest		(236)														
Net income	$	6,922														

Other segments contain those related to management of the portfolio assigned to recovery, the mortgage portfolio of UDI Trusts, and to the management of the cash flow participation plan.

31. RISK MANAGEMENT

Considering the Commission's regulatory requirements relative to the disclosure of the policies and procedures established by credit institutions for comprehensive risk management below are the measures implemented by management for this purpose, as well as the respective quantitative information:

The "Conservative Rules on Comprehensive Risk Management", defined in Circular 1423 issued by the Commission, were implemented through the recognition of basic rules for efficient risk management, evaluating risks as quantifiable (credit, market and liquidity) and non-quantifiable (operational and legal), so the basic identification, measurement, monitoring, limitation, control and disclosure processes are satisfied. By the same token, the regulatory agencies of insurance, pension institutions and the retirement fund administrator have issued regulations in this regard. Following is a summary of the activities performed by BBVA Bancomer, principal subsidiary:

- Participation of the governing bodies:

  The Board of Directors is responsible for establishing the objectives of risk exposure and fixing capital related limits, as well as authorizing the policies and procedures manuals related to risks.

  The Risk Committee is responsible for monitoring the position and compliance with the risk limits to which BBVA Bancomer is exposed, and for ensuring adherence to Board of Directors' resolutions.

- Policies and procedures:

  Risk manuals with standard contents, including strategy, organization and operating, technological and methodological frameworks, and regulatory processes.

  Specific manual for legal risks, including related methodologies.

  Defined and limited third-party responsibilities, risk training programs and communication of policies and procedures.

- Strategic decision making:

  Independence of the Comprehensive Risk Management Unit.

  Interaction of this unit with operating committees.

  Establishment of monitoring processes and daily and monthly reports.

  Limits structure in terms of economic capital for each business unit and type of risk.

  Establishment, by the Risk Committee, of the authorization process for new products and/or services involving risk for BBVA Bancomer.

- Tools and analyses:

  Continuous measurement of credit, market and liquidity risks under consistent methodologies and parameters.

  Indicators of diversification levels (correlations).

  Establishment of periodic analyses of sensitivity, testing under extreme conditions and review and improvement of models.

  Install monitoring and operational and legal risk control methodologies in conformity with international standards.

  Risk integration by defining capital requirements to absorb them.

- Information:

  Periodic reports to the Risk Committee, Board of Directors, risk taking units, finance and senior management.

- Technological platform:

  Comprehensive review of all source and calculation systems for risk quantification, projects for the improvement, quality and sufficiency of data and automation.

- Audit and comptrollership:

  Participation of internal audit regarding compliance with Circular 1423 and implementation of compliance plans by type and area of risk.

  Performance of audits in compliance with Circular 1423 by a firm of independent experts, concluding that risk measurement models, systems, methodologies, assumptions, parameters and procedures comply with their functionality based on the characteristics of the risk operations, instruments, portfolios and exposures of BBVA Bancomer.

  BBVA Bancomer believes that at this date it fully complies with the provisions of Circular 1423, while projects continue to improve measurements and limitations, automation of processes and methodological refinements.

Methodological framework-

For risk purposes, the BBVA Bancomer's balance sheet is envisioned as follows:

- Market risk:

  Operations and investment portfolios- Investments in trading securities and securities available for sale, ledger of repurchase transactions and related derivative transactions.

  Structural balance sheet- Other assets, including securities held to maturity and derivatives for the management of interest rate risk.

- Credit risk:

  Companies and corporate- Traditional loan portfolio, including small and medium companies, and exposures from investments in issues, and counterparts in derivative financial instruments.

  Retail/consumer loans- Credit cards, financing plans and mortgage portfolio.

With respect to the risk market measurement process and the operations and investment portfolios, the daily measurement of market risk is done through statistical techniques of the Value at Risk (VaR), the core measurement. As an example, VaR consists of the following:

a. To define the sensitive level in the valuation of positions facing changes in prices, rates or indexes.

b. To estimate the "reasonably" expected change for a determined timeframe in such prices, rates or indexes, considering the level under which such factors can move as a whole.

c. To revalue the portfolio under such expected changes as a whole and determine the potential "maximum" loss in terms of value.

The VaR has been set based on the consideration that, in a day's transactions, losses will not exceed the calculated amount 99% of the times. This confidence level has been raised from the 97.5% formerly used, to reflect a more conservative risk management policy.

Regarding the structural market risk of interest rates, the balance sheet is categorized, in accordance with the estimated lives of each line item. Hence, the portfolio is valued under current conditions and its sensitivity to rate increases or decreases is determined. Likewise, financial margin sensitivity to changes interest rates is also calculated.

Regarding the liquidity risk of the balance sheet, the circuits, reports, management authority levels, and contingency plans were defined and approved by the Risk Committee with respect to the management of treasury short-term liquidity, and to the management of the liquidity risk in the balance sheet under the Comprehensive Risk Management Unit.

Exposure is measured based on the expected loss component resulting from intrinsic operating factors such as product type, term and amount.

The Exposure of BBVA Bancomer is quantified based on two addends according to the following formula:

Exposure = Market Value + Potential Risk

The first factor –Market Value– incorporates the difference between original commitments and present market values (marking to market). This market value can be positive. In the event of noncompliance involving the offsetting entry, the resulting loss must replace the daily price; otherwise, if a negative market value arises, the offsetting entry is at risk.

The second amount added –Potential Risk– results from estimating the maximum market value increase at a certain level of reliability due to subsequent price variations during the residual term and until transaction maturity. This term is known as an add-on.

Quantitative information-

- Operation and investment portfolio:

	VaR 1 DAY (UNAUDITED)			
PORTFOLIO		DECEMBER 31, 2003		AVERAGE FOURTH QUARTER 2003
Interest rate	$	214,339	$	154,422
Variable income	$	746	$	1,535
Foreign exchange	$	15,245	$	13,560
Weighted	$	205,538	$	161,768

32. CONTINGENCIES

At December 31, 2003 and 2002, BBVA Bancomer is subject to various legal proceedings and claims. However, in the opinion of its legal counsel, the claims lack foundation, and even if the resolutions are unfavorable, they will not have a material adverse effect on its financial position or results of operations. BBVA Bancomer has established reserves totaling $105,959 in connection with such contingencies.

33. COMMITMENTS

a. BBVA's agency in London entered into a purchase option transaction of UDIBONOS with Mitsubishi Bank of Tokyo ("MBT") up to an amount equivalent to 1,220 million UDIs. According to the terms of the agreement, in the event of nonpayment of the principal or the respective interest by the Mexican government and if such noncompliance exceeds 30 days or a payment moratorium is declared, BBVA Bancomer is committed to repurchase the aforementioned securities, and thus assume the risk inherent in this transaction.

b. In December 1996, BBVA Bancomer signed a mandate letter with the International Finance Corporation ("IFC"), whereby IFC granted BBVA Bancomer a line of credit for up to U.S.$80 million. If BBVA Bancomer borrows funds under such line of credit, it will be required to use such funds to support the financial restructuring, expanding investments and modernization of plants, new projects and working capital of Financial Group's clients, and to use U.S.$10 million of such funds to support the States of Oaxaca and Chiapas.

34. NEW ACCOUNTING PRINCIPLES

In March 2003, the IMCP issued Bulletin C-15, "Impairment in the value of Long-Lived Assets and Their Disposal" (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, institutions must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this Bulletin used future net cash flows, without requiring the discounting of such cash flows. The Financial Group believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on its financial position or results of operations

Investor Relations

Yvonne Ochoa Rosellini

Adrian Magaña Cobos

Mauricio Cuenca Aguilar

Telephone (52 55) 5621 5875

Fax (52 55) 5621 3384

investor.relations@bbva.bancomer.com

www.bancomer.com

Office Directory

Corporate Headquarters
Centro Bancomer
Av. Universidad 1200
Xoco
03339, Mexico City
Tel. (52 55) 5621 3434

Afore Bancomer
Montes Urales 424, 1st floor
Lomas de Chapultepec
11000, Mexico City
Tel. (52 55) 9171 4096

Investment and Corporate Banking
Montes Urales 620, 3rd floor
Lomas de Chapultepec
11000, Mexico City
Tels. (52 55) 5201 2319 and 5201 2320

Middle-Market Banking
Montes Urales 620, 3rd floor
Lomas de Chapultepec
11000, Mexico City
Tel. (52 55) 5201 2389

Government Banking
Montes Urales 620, 3rd floor
Lomas de Chapultepec
11000, Mexico City
Tels. (52 55) 5201 2434 and 5201 2435

Private Banking
Montes Urales 620, 3rd floor
Lomas de Chapultepec
11000, Mexico City
Tel. (52 55) 5201 2355

Casa de Bolsa Bancomer
Montes Urales 620, 3rd floor
Lomas de Chapultepec
11000, Mexico City
Tels. (52 55) 5201 2888 and 5201 2916

Fiduciary
Av. Universidad 1200
Xoco
03339, Mexico City
Tel. (52 55) 5621 0954

Pensiones Bancomer
Montes Urales 424, 1st floor
Lomas de Chapultepec
11000, Mexico City
Tel. (52 55) 9171 4096

Seguros Bancomer
Montes Urales 424, 1st floor
Col. Lomas de Chapultepec
11000, Mexico City
Tel. (52 55) 9171 4166

Forward-looking Information May Prove Inaccurate

BBVA Bancomer